As filed with the Securities and Exchange Commission on October 23, 2008
Registration Statement No. 333-152831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



GOLDRICH MINING COMPANY

(Exact name of registrant as specified in its charter)

Alaska	**1040**	**91-0742812**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3412 S. Lincoln Dr.,
Spokane, Washington 99203-1650
(604)-261-2229

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard R. Walters, President
Goldrich Mining Company
3412 S. Lincoln Dr., Spokane, Washington 99203-1650
(509) 624-5831

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

From time to time after the effective date of this registration statement

(Approximate date of commencement of proposed sale to public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (Check one):

Large Accelerated Filer ☐ **Accelerated Filer** ☐ **Non-Accelerated Filer** ☐ **Smaller Reporting Company** ☒

Explanatory Note

The Registrant hereby files this amendment number one to its Registration Statement on Form S-1 (No. 333-152831) as initially filed with the Securities and Exchange Commission on August 7, 2008, to include the Registrant's unaudited financial statements for the quarter ended June 30, 2008, and to reflect information disclosed in the Registrant's quarterly report on Form 10-Q for the quarter ended June 30, 2008, as filed with the Securities and Exchange Commission on August 14, 2008, and to update information about the Registrant's business subsequent to the quarter ended June 30, 2008.

The Registrant previously paid a registration fee of $33.41 in connection with the filing of the initial registration statement on Form S-1 (No. 333-152831) filed with the Securities and Exchange Commission on August 7, 2008, to register the 1,457,499 shares of common stock under this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Security Holders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion: Dated October 23, 2008



Goldrich Mining Company

1,457,499 SHARES OF COMMON STOCK

This prospectus relates to the sale, transfer or distribution of up to 1,457,499 shares of the common stock, par value $0.10 per share, of Goldrich Mining Company by the Selling Security Holders described herein. The price at which the Selling Security Holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The shares of common stock registered for resale include:

- 971,666 shares of common stock held by Selling Security Holders;
- 485,833 shares of common stock acquirable upon exercise of Class D warrants at an exercise price of $0.85 for each full share in the first year and $1.25 for each full share in the second year, until April 8, 2010, held by Selling Security Holders.

We will not receive any proceeds from the sale or distribution of the common stock by the Selling Security Holders. We may receive proceeds from the exercise of the warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the Financial Industry Regulatory Authority's Over the Counter Bulletin Board ("OTCBB") under the symbol "GRMC". On October 22, 2008, the closing sale price for our common stock was $0.15 on the OTCBB

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS October 23, 2008

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This prospectus and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "believes" or "does not believe", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

- risks related to our properties being in the exploration stage;

- risks related to our mineral operations being subject to government regulation;

- risks related to our ability to obtain additional capital to develop our resources, if any;

- risks related to mineral exploration activities;

- risks related to the fluctuation of prices for precious and base metals, such as gold, silver and copper;

- risks related to the competitive industry of mineral exploration;

- risks related to our title and rights in our mineral properties;

- risks related to the possible dilution of our common stock from additional financing activities; and

- risks related to fluctuations of the price of our shares of common stock.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors and Uncertainties", "Description of the Business" and "Management's Discussion and Analysis" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

SUMMARY INFORMATION

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors and Uncertainties" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Financial Information and Accounting Principles

In this prospectus all references to "$" or "dollars" mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

The Offering

This is an offering of up to 1,457,499 shares of our common stock by certain Selling Security Holders.

Shares Offered By the Selling Security Holders	1,457,499 shares of common stock, $0.10 par value per share, including:
	• 971,666 shares of common stock held by Selling Security Holders; and
	• 485,833 shares of common stock acquirable upon exercise of Class D warrants at an exercise price of $0.85 per share in the first year and $1.25 per share in the second year, until April 8, 2010.
Offering Price	Determined at the time of sale by the Selling Security Holders
Common Stock Outstanding as of October 22,2008	38,716,126 common shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Security Holders. We may receive proceeds from the exercise of the Class D Warrants upon exercise, if any, and the proceeds will be used for general working capital purposes.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	GRMC

The number of shares of our common stock that will be outstanding immediately after this offering is 38,716,126 as of October 22, 2008. This calculation excludes:

- 2,415,000 shares of common stock issuable upon vested exercise of options outstanding as of October 22, 2008;
- 5,133,640 shares of common stock issuable upon exercise of warrants outstanding as of October 22, 2008; and
- 5,000,000 shares of common stock issuable upon conversion of a Convertible Debenture which matures on November 21, 2008.

Summary of Our Business

Goldrich Mining Company (the "Company"), formerly know as Little Squaw Mining Company, is engaged in the business of acquiring, and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We were incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time we have two exploration stage mineral properties. Our principal property is in Alaska and is referred to as the Chandalar property. In November of 2007, we acquired the Marisol gold exploration property in northern Sonora State, Mexico near the U.S. border. Our focus during 2008 and 2009 will continue to be the drilling exploration of the Chandalar property and also possibly the Marisol property. With the acquisition of the Mexico property, our exploration field activities will no longer be restricted to just the summer months.

The Company recently terminated mining leases on two properties it had under exploration for gold deposits. The Company has relinquished its Broken Hills West, Nevada and the Pedra de Fogo, Brazil exploration properties. The properties were returned to their owners on May 30 and June 3, 2008, respectively, in full compliance with the termination provisions of both of the mining leases. The Company has no retained interests or liabilities in or associated with either property.

Goldrich undertook these measures to conserve its resources, and also because management believes the technical results of the exploration works completed so far for either property did not justify keeping them in light of upcoming financial and work obligations contained in both leases.

Goldrich plans to continue exploration of its wholly owned Chandalar, Alaska and gold mining exploration property where it has discovered a substantial alluvial gold deposit, and where it has identified drilling targets for large sedimentary-type lode gold targets associated with the alluvial gold deposit. The Company recently finished an initial drilling campaign involving 10 diamond drill core holes for 4,358 feet on its Marisol, Mexico mining lease. Drill core assays have been published for the first 8 holes, with those pending for the remaining 2 holes expected soon. The best drill hole result so far reported is 36.25 feet at 1.628 parts per million (ppm) gold in hole MAR-3. The average thickness of the mineralized zone is 19.7 feet, having a grade of 1.60 ppm gold (0.0514 oz Au/st) (t = short ton at 2,000 lbs). Management's preliminary assessment is that potentially economic grades exist at Marisol, but the mineralization where drill tested may not be sufficiently thick to support bulk mining. The Marisol lease contains a purchase option for 4 contiguous federal mining concessions, or mining claims, that cover 1,411 acres.

Our focus has been, and will continue to be for the foreseeable future on the Chandalar property, which is located approximately 190 air miles north-northwest of Fairbanks, Alaska, and 48 miles northeast of Coldfoot, in the Chandalar mining district. The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 16,680 acres of unpatented State of Alaska mining claims consisting of 134 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering about 17,100 acres (26.7 square miles), and are being maintained by us specifically for the possible determination of possible placer and lode gold deposits. We do not intend to conduct mining operations on our own account at this time. Rather, we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to senior or otherwise qualified mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material according to the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is questionable. We have assayed lode gold mineralization in samples from 40 prospects and five past producing mine sites on our Chandalar property, as well as placer gold from a past producing placer mine. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. The funds expended on our properties may not be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

The arctic climate at Chandalar limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration.

We believe we have sufficient working capital to fund basic administrative functions for the near future. We expect to fund additional work beyond the current quarter through the possible exercise of warrants, private placement offerings of our securities or possibly by entering into a joint venture or mining lease agreement on our Chandalar property with a qualified mining company partner which could involve, in part, their purchasing our securities.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA	Year Ended December 31,		Six Months Ended June 30, (Unaudited)	
	2007	**2006**	**2008**	**2007**
Revenue	$ --	$ --	$ --	$ --
Operating Expenses	$ 4,027,778	$ 1,854,104	$ 1,531,502	$ 1,803,791
Net (Loss)	$ (4,142,832)	$ (2,004,404)	$ (1,644,689)	$ (1,795,993)
(Loss) per Common share*	$ (0.12)	$ (0.08)	$ (0.04)	$ (0.05)
Weighted Average Number of Common Shares Outstanding*	35,376,426	25,508,227	36,931,977	34,336,605

* Basic and diluted.

BALANCE SHEET DATA

	At December 31, 2007	At December 31, 2006	At June 30, 2008 (Unaudited)	At June 30, 2007 (Unaudited)
Working Capital (Deficit)	$ 494,182	$ 3,851,358	$ (338,893)	$ 3,687,082
Total Assets	$ 3,245,800	$ 4,933,420	$ 2,148,719	$ 5,608,330
Accumulated (Deficit)	$ (8,542,586)	$ (4,399,754)	$ (10,187,275)	$ (6,195,747)
Stockholders' Equity	$ 1,948,908	$ 3,759,307	$ 949,833	$ 4,237,665

RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Risks Related to Our Operations

We have no proven or probable reserves on our Chandalar property and we may never identify any commercially exploitable mineralization.

We have no probable or proven reserves, as defined in SEC Industry Guide 7, on our Chandalar or Marisol gold exploration properties. On April 20, 2008, the Company received a report by an independent mining engineer of a conceptual economic scoping study on its alluvial gold deposit discovery in the Little Squaw Creek drainage located on the Company's wholly owned Chandalar, Alaska, mining property. The study's conclusion says that the gold-bearing gravels on Little Squaw Creek may contain 216,600 ounces of recoverable gold that might be profitably extracted at current gold prices ($900 per ounce). We believe the deposit can be substantially expanded through additional drilling and that an increase in its size would significantly increase the postulated mine life and lower projected unit costs. The results of such additional drilling might enable us to establish proven and probable reserves as defined in SEC Industry Guide 7.

The scoping study was done by an independent licensed mining engineer experienced in the operation of Alaskan alluvial gold mines. The results of the study are based on data from 100 drill holes and were made using the cross sectional resource calculation method that is described in detail in the Society for Mining, Metallurgy, and Exploration, Inc. (SME) Mining Engineering Handbook.

The Company does not purport to have a U.S. Securities and Exchange Commission (SEC) Industry Guide 7 compliant mineral reserve. It does, however, believe that a quantity of mineralized material as been defined by the drilling.

We have no history of commercial production.

No gold of record has been produced from the Marisol gold exploration property, although historical artisanal mine workings evidence that some small scale of gold production had occurred. Small scale placer and lode miners have historically produced limited amounts of gold on the Chandalar property. There, recorded historical production since 1904 totals 83,987 ounces of gold (not all of the gold production has been recorded). Between 1979 and 1999 we were paid an 8% in kind production royalty of 1,246.14 ounces of gold on 15,735.54 ounces of gold mined by our placer miner lessees. Between 1970 and 1983 combined lode production from our operations and those of our lessees was 9,039 ounces of gold from 11,819 tons. These operations were economically marginal and did not yield profits of any significance to us. We currently have no commercial placer or lode production operation at Chandalar, and have carried on our business of exploring the property at a loss. We expect to continue to incur losses unless and until such time as one of our properties enters into commercial production and generates sufficient revenues to fund our continuing operations. The establishment of mining operations at the Marisol gold property or new mining operations at Chandalar will require the commitment of substantial resources toward exploration work and the completion of economic feasibility studies. We currently do not have sufficient funds to completely explore either property nor to complete a mining feasibility study should important quantities of mineralization beyond that already known be found. We expect to incur substantial losses for the foreseeable future related to operating expenses, exploration activities and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue exploration activities. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Chandalar is located within the remote Arctic Circle region and exploration activities may be limited by climate and location.

Our current focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. The remote location of our Chandalar property limits access and increases exploration expenses. Costs associated with such activities are estimated to be between 25% and 50% higher than costs associated with similar activities in the lower 48 states in the United States. Transportation and availability of qualified personnel is also limited because of the remote location. Higher costs associated with exploration activities and limitations on the annual periods in which we can carry on exploration activities will increase the costs and time associated with our planned activities and could negatively affect the value of our property and securities.

We may be required to raise additional capital to fund our exploration programs on the Chandalar and our other properties.

We are an early stage company and currently do not have sufficient capital to fully fund any long-term plan of operation at the Chandalar or Marisol gold properties. We estimate that with down sizing of our current administration we currently have sufficient capital to maintain our mineral rights on the Chandalar property and our working capital requirements for the remainder of 2009; however, we will require additional financing in 2009 and beyond to fund exploration and exploitation of our properties, if warranted, to attain self-sufficient cash flows. We expect to obtain financing by private placement offerings of debt or our equity securities similar to those by which the selling shareholders acquired their shares and under comparable terms, or by the possible exercise of outstanding warrants, or also possibly by entering into a joint venture agreement on one or both of our properties with a senior mining company partner which could involve, in part, their purchasing our securities. We estimate that we will require substantial additional financing thereafter, the level of which will depend on the results of our exploration work and recommendations of our management and consultants. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration on any or all of our properties or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, may not be available on favorable terms or terms acceptable to us.

Our exploration activities may not be commercially successful.

We currently have no properties that produce gold. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. The exploration of our Chandalar property is far more advanced in terms of drilling targets definition than it is at our Marisol gold property. Accordingly, the focus of our current exploration plans and activities is conducting mineral exploration and deposit definition drilling at Chandalar. The success of this gold exploration is determined in part by the following factors:

- the identification of potential gold mineralization based on superficial analysis;

- availability of government-granted exploration permits;

- the quality of our management and our geological and technical expertise; and

- the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to determine metallurgical processes to extract metal, and to establish the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit at Chandalar would be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Any mineralized material or gold resources that may be discovered at Chandalar may be of insufficient quantities to justify commercial operations.

Exploration activities involve a high degree of risk.

Our operations on our properties will be subject to all the hazards and risks normally encountered in the exploration for deposits of gold. These hazards and risks include, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters that would be used at our properties in estimating possible mining and processing efficiencies would be based on the testing and experience our management has acquired in operations elsewhere. Various unforeseen conditions can occur that may materially affect estimates based on those parameters. In particular, past mining operations at Chandalar indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the underground mining operations are executed as planned to avoid mine grade dilution, resulting in uneconomic material being fed to the mill. Mining contracts for the miners at Chandalar would include clauses addressing this issue to help ensure planned requirements are met. Other unforeseen and uncontrollable difficulties may occur in planned operations at our properties which could lead to failure of the operation.

If we make a decision to exploit either of our properties based on gold mineralization that may be discovered and proven, we plan to process the resource using technology that has been demonstrated to be commercially effective at other geologically similar gold deposits elsewhere in the world. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

We may be adversely affected by fluctuations in gold prices.

The value and price of our securities, our financial results, and our exploration activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the United States dollar against foreign currencies on the world market, global and regional supply and demand for gold, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone's ability to predict. The prices that would be used in making any resource estimates at our properties would be disclosed and would probably differ from daily prices quoted in the news media. Percentage changes in the price of gold cannot be directly related to any estimated resource quantities at any of our properties, as they are affected by a number of additional factors. For example, a ten percent change in the price of gold may have little impact on any estimated resource quantities at Chandalar and would affect only the resultant cash flow. Because any future mining at Chandalar would occur over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that a low price of gold is temporary and/or that a greater expense would be incurred in temporarily or permanently closing a mine there.

Mineralized material calculations and life-of-mine plans, if any, using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased reclamation and closure charges.

In addition to adversely affecting any of our mineralized material estimates and its financial aspects, declining metal prices may impact our operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular event, such as a cave-in of a mine tunnel or open pit wall. Even if any of our projects may ultimately be determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in establishing operations or may interrupt on-going operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

There may be valid challenges to the title to properties we own or control which, if successful, could impair our exploration activities on them. Title to such properties may be challenged or impugned due to unknown prior unrecorded agreements or transfers or undetected defects in titles.

A major portion of our mineral rights, represented by the Chandalar property, consist of "unpatented" lode mining claims created and maintained on deeded state lands in accordance with the laws governing Alaska state mining claims. We have no unpatented mining claims on federal land in the Chandalar mining district, but do have unpatented state mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex federal and state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal and state governments. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

An important part of our Chandalar property is patented federal mining claims owned by us, except for a 2% mineral reservation held by our former management. Patented mining claims, which are real property interests that are owned in fee simple, are subject to less risk than unpatented mining claims. We have done a title chain search of the Company's patented federal mining claims and believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for the 2% mineral production royalty.

We have attempted to acquire and maintain satisfactory title to our Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

On February 16, 2007, we filed a civil complaint against Gold Dust Mines, Inc., and its sole owners, Delmer M. Ackels and Gail E. Ackels, seeking, among other things, injunctive relief and eviction of Mr. Ackels from four of our claims. The mining claims in contest are a small portion of our Chandalar property. As such and based on our technical evaluation of them, we believe they are not material to the property's exploration and ore body discovery potential. We are aware of small placer gold deposits on those claims that may have incented Mr. Ackels to challenge their validity. Our local base of operations is sited on one of those claims, and attempted development of that claim by Mr. Ackels could significantly disrupt our exploration program. A complete discussion of the complaint we filed against Mr. Ackels and his company, Gold Dust Mines, Inc., appears in the Legal Proceedings section of this document.

A lesser portion of our mineral rights, represented by the Marisol property, consist of leased Mexican federal mining concessions created and maintained on federal lands in accordance with the laws governing the Republic of Mexico. The administration of these concessions is subject to legislative changes and executive decrees. The Company is unaware of any potential changes that may be implemented which could affect the status of the federal mining concessions. The mining lease agreement by which the Company holds the concessions is with a group of private Mexican citizens and was accomplished in conformance with all applicable Mexican regulations and laws. Nevertheless unforeseen challenges to the validity of the mining concessions or the mining lease could happen.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, at Chandalar or Marisol, are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material on any of our properties would be made using samples obtained from appropriately placed trenches, test pits and underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

We largely depend on a single property - the Chandalar property.

Our flagship mineral property at this time is the Chandalar property. We are largely dependent upon making a gold deposit discovery at Chandalar for the furtherance of the Company at this time. If our initial exploration drilling results on our Marisol gold property have not yet been fully assessed but are viewed as being discouraging, and we have been unsuccessful in obtaining additional gold exploration properties Should we be able to make an economic find at Chandalar, we would then be solely dependent upon a single mining operation for our revenue and profits, if any.

Government regulation may adversely affect our business and planned operations.

Our mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters in the United States and Mexico. New rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail exploration at our two properties. The economics of any potential mining operation on our properties would be particularly sensitive to changes in the federal and State of Alaska's tax regimes.

At present, Alaska has a 7% net profits mining license tax on all mineral production (AS 43.65), a 3% net profits royalty on minerals from state lands (AS 38.05.212) (where we hold unpatented state mining claims), and a graduated mining claim rental beginning at $0.50/acre. Alaska state corporate income tax is 9.4% if net profit is more than a set threshold amount. Alaska has an exploration incentive credit program (AS 27.30.010) whereby up to $20 million in approved accrued exploration credits can be deducted from the state mining license tax, the state corporate income tax, and the state mining royalty. All new mining operations are exempt from the mining license tax for 3 1/2 years after production begins. This generally favorable state tax regime could be reduced or eliminated. Such an event could materially hinder our ability to finance the future exploitation of any gold deposit we might prove-up at Chandalar, or elsewhere on State of Alaska lands. Amendments to current laws, regulations and permits governing our operations and the general activities of mining and exploration companies, or more stringent implementation thereof, could cause unanticipated increases in our exploration expenses, capital expenditures or future production costs, or could result in abandonment or delays in establishing operations at our Chandalar property.

Our activities are subject to environmental laws and regulation which may materially adversely affect our future operations, in which case our operations could be suspended or terminated.

We are subject to a variety of federal, state and local statutes, rules and regulations in connection with our exploration activities, both in the United States and Mexico were our properties are located. We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous federal, state and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, plans of operation, and properties in that we may not be able to proceed with our exploration programs.

Federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the U.S. Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

U.S. federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring and mining our properties. Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities. As a result of these matters, our operations could be suspended or cease entirely.

Title to our properties may be defective.

We hold certain interests in our properties in the form of State of Alaska unpatented mining claims. We hold no interest in any unpatented U.S. federal mining claims. Alaska state unpatented mining claims are unique property interests, in that they are subject to the paramount title of, the State of Alaska, and rights of third parties to uses of the surface within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The rights to deposits of minerals lying within the boundaries of the unpatented state claims are subject to Alaska Statues 38.05.185 – 38.05.280, and are governed by Alaska Administrative Code 11 AAC 86.100 – 86.600. The validity of all State of Alaska unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

- The existence and sufficiency of a discovery of valuable minerals

- Proper posting and marking of boundaries in accordance state statutes;

- Making timely payments of rentals for the right to continue to hold the mining claims in accordance with state statutes

- Whether sufficient annual assessment work has been timely and properly performed; and

- Possible conflicts with other claims not determinable from descriptions of records.

The validity of an unpatented mining claim also depends on (1) the claim having been located on Alaska state land open to appropriation by mineral location, which is the act of physically going on the land and making a claim by putting stakes in the ground, (2) compliance with all applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and (3) timely payment of annual claim rental fees, and (4) the timely filing and recording of proof of annual assessment work. In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. We are diligently working and are in actual possession of all our properties. The unpatented state mining claims we own or control may be invalid, or the title to those claims may not be free from defects. In addition, the validity of our claims may be contested by the Alaska state government or challenged by third parties.

Future legislation and administrative changes to the mining laws could prevent us from exploring our properties.

New Alaska state and U.S. federal laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration and mining activities. Any change in the regulatory structure making it more expensive to engage in mining activities could cause us to cease operations.

We do not insure against all risks.

Our insurances will not cover all the potential risks associated with our operations. We may also be unable to maintain insurances to cover these risks at economically feasible premiums. Insurance coverages may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurances against risks such as environmental pollution or other hazards as a result of exploration and production are not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards for which we may not be insured against or for which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is acutely competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of exploration-stage properties, or properties capable of producing precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition and possible future revenues could be materially adversely affected by actions by our competitors.

We are dependent on our key personnel.

Our success depends on our key executives: Richard R. Walters, our President, Ted Sharp, our Chief Financial Officer, Rodney Blakestad our Vice President of Exploration, and Robert G. Pate, our Vice President of Operations and Chandalar Project Manager. The loss of the services of one or more of such key management personnel could have a material adverse effect on us. Our ability to manage our mineral exploration activities at our Chandalar and Marisol gold properties or other locations where we may acquire mineral interests, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we may not be able to attract and retain such personnel.

Richard R. Walters, our President, and Ted Sharp, our Chief Financial Officer, do not dedicate 100% of their time on our business.

Richard R. Walters, our President, provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Walters also serves as a director and the Executive Vice President of Marifil Mines Limited, a public company traded on the Toronto Ventures Exchange, with properties in Argentina. Mr. Walters dedicates approximately 80% of his business time to Goldrich, and his duties at Marifil Mines may detract from the time Mr. Walters can spend on our business. Ted Sharp, our Chief Financial Officer, also provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Sharp dedicates approximately 50% of his business time to Goldrich, and currently, provides consulting services to a variety of small business clients, which may detract from the time Mr. Sharp can spend on our business. Mr. Sharp also serves part-time as Chief Financial Officer for Commodore Applied Technologies, Inc, a publicly-traded environmental solutions company. Mr. Walters and Mr. Sharp often conduct business remotely by internet communication. In the event of a failure of laptop or telecommunications, or at times of internet connection disruption, Mr. Walters and Mr. Sharp's ability to communicate with other company personnel or conduct company transactions may be obstructed.

Our officers and directors may have potential conflicts of interest due to their responsibilities with other entities.

The officers and directors of the Company serve as officers and/or directors of other companies in the mining industry, which may create situations where the interests of the director or officer may become conflicted. The consulting arrangements of Mr. Walters and Mr. Sharp allow them to provide services to other companies. One of our key officers, Mr. Walters, consults for other mining companies. He is an officer and director of Marifil Mines Limited, a Canadian public company listed on the Canadian Ventures Exchange, and also a director of Universal Uranium Company, a Canadian public company listed on the Canadian Ventures Exchange. The companies to which Mr. Walters and Mr. Sharp provide services may be potential competitors with the Company at some point in the future. The directors and officers owe the Company fiduciary duties with respect to any current or future conflicts of interest.

Risks Related to this Offering

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high $1.46 and a low $0.73 during the twelve month period ended December 31, 2007. The market price for our common stock closed at $0.22 on August 4, 2008. The market price of our common stock may fluctuate significantly from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration-stage companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

We have convertible securities outstanding, which if fully exercised could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing shareholders.

As of October 22, 2008, we had 38,716,126 shares of common stock issued and outstanding. We may be required to issue the following shares of common stock upon exercise of options and warrants or conversion of convertible securities:

-   5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures;
-   2,415,000 shares of common stock acquirable upon exercise of options at $0.20 to $1.07 per share;
-   500,000 shares of common stock acquirable upon exercise of warrants at $0.40 per share;
-   410,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share;
-   2,231,806 shares of common stock acquirable upon the exercise of Class B Warrants at $0.50 to $0.65 per share;
-   1,506,001 shares of common stock acquirable upon the exercise of Class C Warrants at $1.50 per share; and
-   485,833 shares of common stock acquirable upon exercise of Class D Warrants at $0.85 to $1.25 per share.

If these convertible and exercisable securities are fully converted or exercised, we would issue an additional 12,548,640 shares of common stock, and our issued and outstanding share capital would increase to 51,264,766 shares. The convertible securities are likely to be exercised or converted at the time when the market price of our common stock exceeds the conversion or exercise price of the convertible securities. Holders of such securities are likely to sell the common stock upon conversion which could cause our share price to decline.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASD equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the period from January 1, 2006 to December 31, 2007, ranged between a high of $1.70 and a low of $0.25, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued growth of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

RATIO OF EARNINGS TO FIXED CHARGES

Not applicable.

USE OF PROCEEDS

We will not receive any proceeds from the sale or distribution of the common stock by the Selling Security Holders. We may receive proceeds from the exercise of the Class D Warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

SELLING SECURITY HOLDERS

This prospectus covers the offering of up to 1,457,499 shares of our common stock by Selling Security Holders—this includes shares of our common stock acquirable upon warrants exercisable within 60 days of October 22, 2008.

The shares issued to the Selling Security Holders are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Security Holders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Security Holders. The Selling Security Holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution".

Each of the Selling Security Holders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Security Holders and any agents or broker-dealers that participate with the Selling Security Holders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares. We have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Security Holder Information

The following is a list of the Selling Security Holders who own or have the right to acquire an aggregate of 5,807,499 shares of our common stock, 1,457,499 of which are covered in this prospectus. Certain Selling Security Holders have the right to acquire shares of our common stock upon warrants sold in our private placements. See "Transactions with Selling Security Holders".

At October 22, 2008 we had 38,716,126 shares of common stock issued and outstanding.

| | Before Offering | | After Offering | | |
Name	Total Number of Shares Beneficially Owned [a]	Percentage of Shares Owned [a]	Number of Shares Offered	Shares Owned After Offering [b][c]	Percentage of Shares owned After Offering[c]
Nicholas Gallagher (1)	5,100,000	9.99%	750,000	4,350,000	9.99%
5 Churchfields					
The K Club					
Straffan Kildare, Ireland					
Robert J. Moriarty (2)	127,500	**	127,500	--	**
6884 N. Kendall C-301					
Miami, FL 33156					
Bill R. Elsburyn (3)	270,000	**	270,000	--	**
2410 Blue Lake Dr.					
Magnolia, TX 77354					
George C. Nichols Jr. (4)	60,000	**	60,000	--	**
1727 E. 35th Avenue					
Spokane, WA 99203					
Forza Partners II L.P. (5)	249,999	**	249,999	--	**
2759 N.W. Crossing Dr. Suite 205					
Bend, OR 97701					
Total	5,807,499	--	1,457,499	4,350,000	--

**- Designates of percentage of ownership of less than 1%

(a) All percentages are based on 38,716,126 shares of common stock issued and outstanding on October 22, 2008. Beneficial ownership is calculated by the number of shares of common stock that each Selling Security Holder owns or controls or has the right to acquire within 60 days of October 22, 2008.

(b) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling Security Holders are not required to sell their shares.

(c) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(1) Includes 2,900,000 shares of common stock, 700,000 shares of common stock acquirable upon exercise of Class B Warrants and 750,000 shares of common stock acquirable upon exercise of Class C Warrants on the personal account of Nicholas Gallagher and 600,000 shares of common stock (of which all are being registered hereunder) and 150,000 Class D Warrants (all of which are being registered hereunder) held for the account of NCB Capital Limited, all warrants exercisable within 60 days of the date of this prospectus. The Class C Warrant contains provisions that restrict exercise of the warrants if the holder's beneficial ownership would exceed 9.99% of the Company's common stock. Based on 38,716,126 shares of common stock issued and outstanding on October 22, 2008, and assuming the selling shareholder acquires no common shares through the open market or exercise of other warrants or options, the selling shareholder would be limited to the exercise of 356,126 of his Class C Warrants. The named individual exercises sole investment and voting control over these securities.

(2) Includes 85,000 shares of common stock and 42,500 shares of common stock acquirable upon exercise of Class D Warrant with in 60 days of the date of this prospectus. Robert J. Moriarty has sole investment and voting control over these securities.

(3) Includes 180,000 shares of common stock and 90,000 shares of common stock acquirable upon exercise of Class D Warrant with in 60 days of the date of this prospectus. Bill R. Elsbury has sole investment and voting control over these securities.

(4) Includes 40,000 shares of common stock and 20,000 shares of common stock acquirable upon exercise of Class D Warrant with in 60 days of the date of this prospectus. George C. Nichols has sole investment and voting control over these securities.

(5) Includes 166,666 shares of common stock and 83,333 shares of common stock acquirable upon exercise of Class D Warrant with in 60 days of the date of this prospectus. David Atkinson of Forza Partners has sole investment and voting control over these securities. Mr. Atkinson is a director to the Company.

Except as noted above and based on information provided to us, none of the Selling Security Holders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the Selling Security Holders are affiliated with or have been affiliated with us or any of our predecessors or affiliates during the past three years.

Transactions with Selling Security Holders

On April 8, 2008, we completed a private placement of 971,666 units. Each unit consisted of one common share and one half of one Class D Warrant at a price of $0.60 per unit, for gross proceeds of $583,000. Each Class D Warrant entitles the holder to acquire one common share of the company for a period of 24 months following closing at an exercise price of $0.85 per share in the first year and $1.25 per share in the second year. The sale of units was pursuant to the exemption from registration provided under Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. Upon completion of the placement, the company had 37,460,178 shares issued and outstanding.

In connection with the offering, we agreed to file a registration statement with the Securities and Exchange Commission as soon as practicable after closing and to use commercially reasonable efforts to cause it to become effective and remain effective for two years.

The proceeds of the private placement will be used for general corporate working capital purposes.

PLAN OF DISTRIBUTION

 We are registering the shares of common stock on behalf of the Selling Security Holders. When we refer to Selling Security Holders, we intend to include donees and pledgees selling shares received from a named Selling Security Holder after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Security Holders. Sales of shares may be effected by the Selling Security Holders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Security Holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Security Holders.

The Selling Security Holders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Security Holders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the Selling Security Holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Security Holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the Selling Security Holders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum six-month holding period.

Upon being notified by any Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each Selling Security Holder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Goldrich Mining Company is authorized to issue 200,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any of our securities.

Our common stock is quoted on the Over the Counter Bulletin Board under the trading symbol "GRMC."

Preferred Stock

Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, no par value , in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock. As of the date of this filing, the directors have not designated any such preferred shares and therefore, no preferred shares are issued or outstanding.

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

DESCRIPTION OF THE BUSINESS

Overview

We, Goldrich Mining Company, are a minerals company in the business of acquiring and advancing mineral properties to the discovery point, where we believe maximum shareholder returns can be realized. Goldrich is an exploration-stage company as defined by the U.S. Securities and Exchange Commission ("SEC"). We are primarily an exploration stage company because management considers that most of a company's value is created during the discovery phase. That is, based on capital returns, we believe that the payback to stakeholders for successful exploration is normally greatest during the discovery phase of an exploration program.

Incorporated in Alaska on March 26, 1959 and publicly traded since October 9, 1970, Goldrich controls the Chandalar gold mining district in Alaska. In August of 2006, its on-going search for properties resulted in the acquisition of the Broken Hills West gold property in Nevada. Then in March 2007, we acquired the Pedra de Fogo property in Goias Province in Brazil and in November of 2007, we acquired the Marisol gold exploration property in northern Sonora State, Mexico. We relinquished control of the Broken Hills West and the Pedra de Fogo properties on May 30 and June 3, 2008, respectively, after our exploration produced unfavorable results. Management intends to grow the company through continued mineral property acquisitions and conducting work programs to make gold deposit discoveries thereon, and although we are focusing our quest for such properties in the Americas, we may act on targets of opportunity any place in the world where we deem the risk/reward ratio acceptable. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

We are an Exploration Stage company. None of the properties that we own or control contain any known probable (indicated) or proven (measured) ore reserves under the definition of ore reserves within SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration. The probability that ore reserves that meet SEC guidelines will be discovered on an individual hard rock prospect at Chandalar is questionable; however, our 2007 drilling program on an alluvial gold prospect has indicated the presence of a mineralized or gold-bearing body of gravel that may be economical for mining in the near term, based on the price of gold at this writing. While sufficient data has not yet been obtained to produce SEC Industry Form 7 compliant resource, we believe that sufficient data has been collected that enables us to complete a Canadian National Instrument 43-101 or similar report on this alluvial deposit. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture on any of them can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC mining industry reporting guidelines.

Our strategic initiatives are to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves which may upgrade the value of our properties, and then either joint venture or sell the properties to senior or otherwise qualified mining companies. Under certain circumstances, we may choose to develop a mineral deposit discovery. We intend to focus our activities only on projects that are primarily gold deposits.

As a result of our favorable drill results described below on the alluvial gold deposits on our Chandalar property, we are currently evaluating the potential of beginning an extraction program that may generate significant revenues and cash flow beginning as early as summer of 2011. We do not intend to conduct hard rock mining operations on our own account at this time.

Conducting mining operations on our own account is a secondary objective at this time. An alluvial gold mining operation could be implemented in order to finance the continuing hard rock exploration activities to locate what we believe to be a larger hard rock gold deposit higher in the terrain that is the source of the alluvial deposit.

At this time we have two exploration stage mineral properties. Our principal property is in Alaska and is referred to as the Chandalar property. In November of 2007, we acquired the Marisol gold exploration property in northern Sonora State, Mexico. Contingent on the success of a private placement, or PIPE offering currently in progress, our focus will continue to be drilling exploration of the Chandalar and Marisol properties. With the acquisition of the Mexico property, our exploration field activities will not be restricted to just the summer months as it is in Alaska.

We are continuing our search for gold properties elsewhere in the United States and in other countries in the Americas. We limit our searches to places where we believe the political risk is reasonable, that have well established mining codes, and where we believe the local operating environment is conducive to sustainable development. We are not engaged in any form of greenfield exploration or regional reconnaissance programs in our quest for new gold properties. Instead, we identify available properties owned by others where the presence of gold or gold drilling targets has already been established, then proceed with detailed geologic examinations and title due diligences before entering into mining agreements on those properties. Some ten examinations were made in Nevada during 2007, as well as one in Brazil.

History

Gold was discovered in the Chandalar district in 1905, and over the years various operators have produced small amounts of gold mainly from placer deposits, but also from high-grade gold-quartz veins. We were incorporated in 1959 for the purpose of acquiring and consolidating diversely owned gold mining claims of the Chandalar mining district. Our operations during the 1960's resulted in the establishment of a mining camp, a mill, several airstrips, and exploitation of a small amount of ore reserves in underground workings, which was marginally profitable.

Total recorded production from the Chandalar mining district is about 86,000 ounces, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 ounces from the Mikado and Little Squaw Mines combined, and 1,347 ounces from the Summit mine. A total of 76,738 ounces of gold came from placer deposits. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

In 1972 and 1976, we acquired all of the lode mining claims in the Chandalar district except for seven unpatented federal mining claims held by the Anderson Partnership. In 1978, we acquired all of the placer mining claims in the Chandalar district. In 1987 the federal government deeded all the land in the Chandalar district to the State of Alaska in partial fulfillment of a land conveyance quota established in the Alaska Statehood Act. During 1987, all of the unpatented federal mining claims were converted to State of Alaska Traditional mining claims, including the seven claims of the Anderson Partnership. During 2003, we purchased the seven Traditional mining claims from the Anderson Partnership for $35,000. In September of 2003 we staked fifty-five 160-acre MTRSC (meridian, township, range, section, and claim location system) state mining claims, in 2004 we staked another eight 160-acre MTRSC claims, in 2005 we staked one more 160-acre MTRSC claim, and in 2006 we staked five more 160-acre MTRSC claims which were subsequently dropped after being evaluated in 2007, with two more 160-acre MTRSC claims staked in 2007, and twelve more 160-acre MTRSC claims plus two 40-acre MTRSC claims in 2008, thereby increasing our Chandalar property to its present size of about 17,100 acres.

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and gold production. The quartz lodes were last worked from 1970 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton . The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on our patented federal mining claims. Between 1979 and 1999, our lessees produced 15,735.5 ounces of gold from placer operations. We estimate that at least another 468 ounces of gold were produced by a lessee between 2004 and 2007 that has not yet been reported to us. All production of native (or raw) gold on the property has been previously reported as 848 fineness (1,000 fine is pure gold); however, recent analyses of ten test samples we submitted to a certified laboratory has determined the gold purity to average 88.26 fine in Little Squaw Creek where all the samples came from. This raw gold is a natural alloy containing about 88.3% gold, 6.8% silver, 0.4% iron and a mix of other metallic element impurities.

The unpatented claims are located on property that was formerly all owned by the federal government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska. By that date we had converted all previously held unpatented federal mining claims into unpatented state mining claims.

In November of 1989 and May of 1990 we entered into a ten year mining lease, extendable for an additional forty years, with Gold Dust Mines, Inc. for all our placer mining interests located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus a ten percent (10%) royalty of all raw placer gold production to be paid in kind. Twenty percent (20%) of the 10% royalty, two percent (2%) overall, were to be paid directly to the underlying royalty interest holders (i.e. our former management), and was to consist of the coarsest and largest particles of all gold produced. Goldrich received the remaining eight percent (8%) of the gold royalty. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek and its tributary, St. Mary's Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to us in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. and Mrs. Delmer Ackels (guarantors of Gold Dust's obligations to us) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. We believe the Ackels' bankruptcy does not discharge Gold Dust of its obligations to pay Goldrich. Our mining lease with Gold Dust is the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to our Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek drainages. During 1996, a lease amendment was entered into between us, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode gold district. His comprehensive report was completed in January 1990, and is available for review by interested persons. A few conclusions from his report are incorporated in this section.

In the late summer of 1997, we executed a placer mining lease with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages, which were leased to Gold Dust Mines, Inc. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results downstream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by us giving a declaration of forfeiture to the lessees in February of 1999. The lessee did not contest the declaration of forfeiture.

We allowed some of our state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. That financial crisis was precipitated by the failure of Gold Dust Mines to make its 1999 annual mining lease payment to us and their failure to have paid the annual state mining claim rental on the claims covered by the mining lease. The individuals who own Gold Dust Mines, Inc. (Mr. & Mrs. Delmer Ackels) continued to do the annual assessment work on the remaining claims on behalf of us through the year 2002 on the basis of a verbal agreement between our former management and Gold Dust to extend its mining lease.

We did not accomplish any physical work on our Chandalar property during 2003 other than the location of additional state mining claims. These claims relocated most of the area previously covered by those claims dropped in 2000, and expanded our coverage of the mining district as well. All of our state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Any values in excess of the required annual amount can be carried forward as a credit for up to four years.

Since 2003 we have accomplished work on all of our Chandalar mining claims sufficient to meet all annual state assessment work requirements for them, and assessment work affidavits for such have been duly and timely recorded in the appropriate recording district (Fairbanks, AK).

In 2003, Goldrich Mining Company came under new control, with Richard R. Walters taking over as our President. Since then, new board members have been elected and a new management team has been assembled. We believe the makeup of the Board of Directors and management is a competitive and operational strength, with board members who cumulatively have hundreds of years combined experience in the mining industry and a management team who have great depth of experience in the technical areas in which each one serves.

Chandalar Exploration Project Background

In 2004 we contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May of 2004, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations". Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal, which can be described as formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million.

In 2004 we also commissioned a remote sensing technical study of the Chandalar district by an independent contractor, BlueMap Geomatics Ltd. located in Vancouver, British Columbia, who studied high altitude air photography available for the region. The purpose of the study was to identify geological structures that may be associated with gold occurrences in a schist belt containing greenstones. Numerous geological features, mostly linear and curvilinear, were identified. Major linears, especially where they may form a regional rift, are an excellent exploration tool in the search for gold. The principle recommendation was to make field examinations of known gold occurrences in relation to the linears and other structural features identified by the study. The report is titled "Structural and Lithological Features observed from Air Photo Mosaic, Little Squaw Gold Mining Project, Chandalar, Alaska, USA" August 8, 2004 by James A. Turner, Professional Geologist.

A field program to follow up on the work recommended by Pacific Rim was completed during the 2004 summer field season by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska and under contract to us. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004".

This 2004 exploration program ended a twenty year hiatus of hard rock exploration on the property, and it involved a photo geologic lineament study, expansion of the claim block to catch outlying vein showings and reconnaissance sampling. The lineament study identified fifty-nine sites thought to be favorable for discovery of mineralization. The second phase of the 2004 season's program identified six new gold-bearing quartz veins, bringing the total number of known gold-bearing quartz veins and quartz vein swarms on the Chandalar property to more than 28.

During 2004 we staked additional claims at Chandalar and completed a two-phase summer field program, conducted by Mr. Barker on our Chandalar property. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found.

During 2005 we completed a modest prospecting and geologic mapping program on Chandalar, which was limited by our lack of funds. That work was successful in identifying additional gold prospects within our claim block, and also in developing specific drilling targets on several of the prospects. A detailed technical description of the activity and results are contained in a January 2, 2006 report by Mr. Barker titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005".

Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. This program was of a more modest nature than the previous program because of lack of funds, lasting only the month of July. In all, 189 exploratory samples of stream sediments, soils and rock chips were taken, and a series of ten prospect maps were upgraded. This program was completed at a cost of approximately $58,000.

During early 2006, we acquired sufficient funds to undertake a substantial exploration program on the Chandalar property. On January 10, 2006, we entered into a consulting contract with Mr. Barker designating him as the Project Manager for the 2006 Chandalar exploration program. During the 2006 summer field season, a geological contractor made a 1:20,000 scale geologic map of the Chandalar district, and we drilled 39 reverse circulation drill holes for 7,763 feet on nine of some thirty gold prospects within our Chandalar claim block. In the process, several miles of old roads were repaired and three miles of new road was constructed. We established a semi-permanent exploration base camp (Mello Bench camp) capable of housing 20 people, and accomplished environmental clean ups of two old camp sites. Major capital items purchased were a mid-sized excavator, a small tractor, a pick-up truck and twelve ATVs. Our project expenses, including capital equipment was about $1.765 million. A detailed technical description of the activity and results are contained in a March 15, 2007 report by Mr. Barker titled "Chandalar Mining District, A Report of Findings and Recommendations for 2006". Additionally, Thomas K. Bundtzen reported to us on the 2006 geologic mapping program of the mining district in a January 23, 2007 report titled "Geology of the Chandalar Mining District, East Central Brooks Range, Northern Alaska".

On January 1, 2007 our Board of Directors changed Mr. Robert Pate's position with the Company from Vice President to Vice president of Operations and made him the Project Manager for the Chandalar project. A new consulting contract was signed with Mr. Barker on February 1, 2007 designating him as the Technical Manager of the Chandalar project reporting to Mr. Pate. The 2007 exploration program expanded our understanding of several hard rock gold prospects through trenching and associated sampling. In all, forty prospect areas (five new ones were discovered in 2007) were mapped in detail and 1,342 samples of rock (including trench and placer drill hole bedrock) and soil were collected an analyzed. Forty-five trenches using an excavator for 5,927 feet were accomplished, of which 4,954 feet cut into bed rock and were sampled. Some 534 trench samples were taken continuously along the lengths of all trenches. Additionally, ground magnetic surveys on fifteen of the prospects were conducted with survey lines totaling 28 miles.

The bigger success came as a result of the reverse circulation drilling program conducted on the Little Squaw Creek drainage. A total of 15,304 feet were drilled. Of 107 holes collared, 87 were completed to their targeted depths. We engaged an independent contractor, Metallogeny Inc., to conduct all sampling in our drilling program, complete all drill sample gold recovery, or valuation, and report the results of their work. Metallogeny was also charged with the drill sample security. The Chandalar project cost for 2007 totals $2,468,475.

It took until March of 2008 for Metallogeny to complete the analytical processing of the 3,031 drill samples and report the final results of the samples gold contents. These results and a full account of the 2007 field work are presented in two reports: "Evaluation of the Chandalar, Alaska Mining Property" dated May 5, 2008 by J. C. Barker, R. B. Murray and J. O. Keener, and "Follow-up 2007 Geologic Mapping, Structural Analysis, and Evaluation of Gold Deposits in Chandalar Mining District, Northern Alaska", December 31, 2007 by Thomas K. Bundtzen. A third report was also produced which examines the potential economics of our Little Squaw Creek alluvial gold deposit discovery. This report is titled "Conceptual Economic Scoping Study, Little Squaw Creek Alluvial Gold Deposit, Chandalar, Alaska", April 20, 2008 by Paul Martin, Professional Engineer.

All of the above mentioned reports with the exception of the 2004 report by Mr. Turner can be accessed on our website at goldrichmining.com. Mr. Turner's report can by obtained by making a request to us.

Competition

There is aggressive competition within the minerals industry to discover and acquire mineral properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than us. In addition, we compete with others in efforts to obtain financing to acquire and explore mineral properties. Specific to our Chandalar project, we compete in mining claims staking with local miners and entrepreneurs for prospective ground. One of those miners, Mr. Delmer Ackels, a lessee of the property, has overstaked five of our Traditional state mining claims in his own name. We have filed a civil suit to clear title to those claims (see Legal Proceedings), and also take possession of 29 other claims he staked on a creek covered by his mining lease.

Employees

On September 1, 2008, due to the inability to attract sufficient additional financing, we terminated our three full-time management employees, being the Vice President of Operations, Vice President of Exploration and Manager of Investor Relations. We continue to have employees who act as permanent caretakers of the camp and equipment on the Chandalar project to protect company assets. If we are successful in raising additional cash, we may re-employment members of our management staff. On a seasonal basis, we may add additional employees or contract resources to advance our exploration plans. We rely on consulting contracts for some of our management and administrative personnel needs, including the persons who act as our President/Chief Executive Officer and Chief Financial Officer. These contracts will expire on January 31, 2009 and on December 31, 2008, respectively, unless renewed by the compensation committee of our Board of Directors.

Regulation

Our activities in the United States and in other countries are subject to various federal, state, and local laws and regulations governing prospecting, exploration, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically re-evaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Chandalar property contains an inactive small mining mill site with tailings impoundments, last used in 1983. The mill was capable of processing 100 tons of ore per day. A grand total of 11,918 tons were put through the mill, and into two small adjacent tailings impoundments. A December 19, 1990 letter from the Alaska Department of Environmental Conservation (the "D.E.C.") to the Division of Mining of the Department of Natural Resources states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to us in a letter dated December 24, 1990. We subsequently reclaimed the tailings impoundments, and expect that no further remedial action will be required. Vegetation has established itself on the tailings impoundments, thereby mitigating erosional forces. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill and has designated it to be a medium priority assessment site in its state contaminated sites database. We have accrued a $50,000 liability to execute a remediation plan proposed by us and approved by the Alaska D.E.C. Other than this minor mercury contamination, we know of no matters of concern to the Alaska D.E.C. regarding our and our predecessors' exploration and production activities on the properties.

Title to Properties

A major portion of our mineral rights consist of "unpatented" lode mining claims created and maintained on deeded state lands in accordance with the laws governing Alaska state mining claims. We have no unpatented mining claims on federal land in the in the United States. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex federal and state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal and state governments. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

The mining claims we have leased from private parties in Mexico are federal mining exploitation concessions that are located on private lands. In Mexico the surface and subsurface ownership rights are severed to the extent that the underlying minerals belong to the people of Mexico and are administered by the appropriate federal agency. They are effectively unpatented mining claims whereon we may extract minerals by concessions issued according to the mining laws of Mexico.

An important part of our Chandalar property is patented federal mining claims owned by us, except for a 2% mineral reservation held by our former management. Patented mining claims, which are real property interests that are owned in fee simple, are subject to less risk than unpatented mining claims. We have done a title chain search of the Company's patented federal mining claims and believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for the 2% mineral production royalty.

The locator of a mining claim on land belonging to the State of Alaska does not have an option to patent the claim. Rights to deposits of minerals on Alaska state land that is open to claim staking may be acquired by discovery, location and recording as prescribed in Alaska state statutes (AS 38.05.185 – 38.05.280). The locator has the exclusive right of possession and extraction of the minerals in or on the claim, subject to state statutes governing mining claims.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. We are not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

We have attempted to acquire and maintain satisfactory title to our Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

On February 16, 2007, we filed a civil complaint against Gold Dust Mines, Inc., and its sole owners, Delmer M. Ackels and Gail E. Ackels, seeking, among other things, injunctive relief and eviction of Mr. Ackels from four of our claims. The mining claims in contest are a small portion of our Chandalar property. As such and based on our technical evaluation of them, we believe they are not material to the property's exploration and ore body discovery potential. We are aware of small placer gold deposits on those claims that may have incented Mr. Ackels to challenge their validity. Our local base of operations is sited on one of those claims, and attempted development of that claim by Mr. Ackels could significantly disrupt our exploration program. A complete discussion of the complaint we filed against Mr. Ackels and his company, Gold Dust Mines, Inc., appears in the Legal Proceedings section of this document.

Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering the most favorable environments for establishing new mines in the United States. The mining taxation regime in Alaska has been stable for many years. There is always discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact our Chandalar property will materialize, such event could and may happen in the future.

There is, however, movement in the U.S. Congress to enact legislation that would impose some form of a gross revenue tax or income tax on mines on federal lands. Our Chandalar project does not involve any federal land, nor do we currently hold any form of mineral rights on any federal lands in the United States. However, in our normal course of business of acquiring and evaluating gold properties we may acquire mineral rights on federal lands in the United States

Mexico does not impose a mineral royalty or collect an economic rent from mining properties. Alternatively, Mexico does impose an annual tax on capital as a form of minimum tax. We are not aware of any legislative efforts to change the mining taxation structures in Mexico.

DESCRIPTION OF PROPERTY

Broken Hills West, Nevada

The Company's focus is on the drilling exploration of its flagship Chandalar gold property located above the Arctic Circle in Alaska. Acquisition of the Broken Hills West property in September of 2006 was in keeping with our goal to acquire additional gold exploration properties elsewhere in the Americas that will allow us to conduct field operations year round.

The Broken Hills West gold exploration property is located in the Walker Lane Belt of west-central Nevada in Mineral County 15 miles north of the town of Gabbs. We spent a total of approximately $37,000 on the Broken Hills West property during 2007, including the leasehold payment, compared with approximately $36,000 for similar expenditures in 2006.

In 2008, we relinquished our Broken Hills West, Nevada exploration property. The property was returned to its owners on May 30, 2008, in full compliance with the termination provisions of the mining lease. We have no retained interests or liabilities in or associated with this property.

We undertook these measures to conserve our resources, and also because management believes the technical results of the exploration work we completed on this property did not justify keeping it in light of upcoming financial obligations contained in the lease.

Chandalar, AK

The Chandalar gold property is our flagship property. It is an exploration stage property. Goldrich's management was attracted to the Chandalar district because of its similarities to productive mining districts, its past positive exploration results, and the opportunity to control multiple attractive gold quartz-vein prospects and adjacent unexplored target areas. The gold potential of the Chandalar district is enhanced by similarities to important North American mesothermal gold deposits, a common attribute being a tendency for the mineralization to continue for up to a mile or more at depth, barring structural offset. Mesothermal ore deposits yield anywhere from less than 100,000 to over 10 million ounces of gold at mining grades 0.1 to over 1 ounce of gold per ton. We believe that our dominant land control eliminates the risk of finding potential ore deposits being located within competitor claims. Summarily, the scale of the Chandalar district gold quartz vein frequency and length, and the number of gold anomalies and exposures compare favorably to similar attributes of productive mining districts.

The Chandalar district has a history of prior production, but there is no current production except for some small-scale placer operations by an independent miner, Mr. Delmer Ackels, on inlier claims to our claim block (See Legal Proceedings). We may begin gold production on a portion of the property known as the Little Squaw Creek drainage, where a gold deposit has been discovered and partially drilled out during our 2007 exploration work. This deposit is geologically characterized as an aggradational placer gold deposit. It is unusual in the sense that it is the only such known alluvial, or placer, gold deposit in Alaska, although many exist in neighboring Siberia. Our discovery contrasts to others in Alaska that are commonly know as bedrock placer gold deposits. Aggradational alluvial gold deposits contain gold particles disseminated through thick sections of stream gravels in contrast to bedrock placer deposits where thin but rich gold-bearing gravel pay streaks rest directly on bedrock surfaces. Aggradational placer gold deposits are generally more conducive to bulk mining techniques incorporating economies of scale than are bedrock placer gold deposits.

We consider Alaska to be the most favorable jurisdiction in the United States for the development of mining projects. Our Chandalar property lies within politically favorable terrain, all either being on state land or land we own. Alaska has honored its constitution's mandate to encourage natural resource development by assisting miners with grants, low-interest loans, road/plant construction, a three-year mining tax moratorium, and a bottom-line tax write-off of the first $20 million in exploration costs for each new mine. The nation's wealthiest state has no income or sales tax and distributes annual dividends to its citizens from the burgeoning $37 billion Permanent Fund (at December 31, 2007) established for its 604,000 eligible residents. Alaska's favorable status may become tainted as recent activities by environmental groups have been promoting an agenda which would stop all mining activities within the state. We believe that this movement will not gain traction, but such activities may point toward possible heightened scrutiny of future mining projects.


GOLDRICH MINING COMPANY
BEAUFORT SEA
Alaska Pipeline Highway
CHANDALAR MINING DISTRICT
Barrow
Prudhoe Bay
Wainwright
Noatak
Wiseman
Coldfoot
Fort Yukon
ARCTIC CIRCLE
Kotzebue
Selawik
Winter road
Taylor
Fairbanks
Yukon River
Nome
Norton Sound
Alaska
CANADA
St Lawrence Is
Alakanuk
Anchorage
Valdez
Juneau
Cordova
Bethel
Prince William Sound
Nunivak Is
Homer
Ketchikan
Kodiak
BRISTOL BAY
Kodiak Is
GULF OF ALASKA
Perryville
King Cove
Pavlof Harbor
PACIFIC OCEAN
0 100 200 400 600
MILES
Revised 12/2/07

Map 1 – Location of the Chandalar, Alaska Mining District

Location, Access & Geography of Chandalar

The Chandalar mining district lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks, Alaska and 48 air miles east-northeast of Coldfoot (Map 1). The center of the district is approximately 70 miles north of the Arctic Circle.

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season only via a 60-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on our property. Multiengine cargo aircraft can land at the state-maintained 4,700 foot airfield at Chandalar Lake or at our 4,400 foot Squaw Lake airstrip. Coldfoot is an important road traffic service center on the Dalton Highway. The Dalton Highway, which parallels the Trans-Alaska Pipeline, is the only road to the Prudhoe Bay oil fields on Alaska’s North Slope, and it is part of the state’s highway network.

It is our assessment that all-weather road access into the Chandalar would dramatically enhance the economics of exploration for and development of gold deposits on our mining claims. The state of Alaska recently obtained a right-of-way access into the Chandalar area. On April 11, 2005 the State of Alaska (the plaintiff) filed a lawsuit against the United States and sixteen companies and individuals (the defendants) to gain quiet title to the state’s rights-of-way for the Coldfoot to Chandalar Lake Trail. This historic trail was originally established by miners working their Chandalar district prospects. The State of Alaska and all defendants agreed to a pre-trial settlement of the action. The settlement was then agreed to by a U.S. District Court Judge on January 9, 2007, making it a binding final judgment. This judgment creates a permanent, sixty-foot wide public

highway right-of-way for the Trail. It also gives the State of Alaska until October 1, 2008 to establish the exact location of the route using a survey-grade Global Positioning System.

We believe this judgment now opens a door of opportunity for us to promote state-sponsored road construction into our Chandalar gold property, and the two million acres of state land surrounding it.

This lawsuit represented a re-assertion of traditional access rights across federal land gained at the time of statehood, and was intended to set precedence for establishing the state's unrestricted right-of-way to more than 600 other similarly qualified historic trails within Alaska as established by Revised Federal Statute 2477. However, this settlement without trial avoided the possibility of setting such a precedent. The final judgment does not specify the Coldfoot to Chandalar Trail to be an RS 2477 route, but it does say that it is to be treated as if it were one.

A study was conducted in support of the litigation between the State of Alaska and the U.S. Department of Interior over rights-of-way on historic trails and roads originating from Section RS 2477 of the 1867 Mining Act. A report entitled History of the Caro-Coldfoot Trail (RST 262) and the Coldfoot-Chandalar Trail (RST-9) was prepared by the Alaska Department of Natural Resources (DNR), Division of Parks and Outdoor Recreation, and Office of History and Archaeology Report Number 117, by Rolfe G. Buzzell, Ph.D., Historian. The report is an in-depth history of mining and trail use in the Coldfoot-Caro-Chandalar areas from the 1890s to the present. It is not a copyrighted document, and the interested public can access it on our web site at www.goldrichmining.com.

Geographically, the Chandalar district is situated in rugged terrain just within the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and, while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by arctic tundra.



Map 2 – Chandalar Mining Claim Block

24

Snow melt generally occurs toward the end of May, followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15 to 20 inches, coming mostly in late summer as rain and during the first half of the winter as snow. Winter snow accumulations are modest. The area is essentially an arctic desert.

Chandalar Mining Claims

We have a block of contiguous mining claims at Chandalar that cover a net area of about 17,100 acres (26.7 square miles) (Map 2), and which are maintained by us specifically for the exploration and possible exploitation of placer and lode gold deposits. The mining claims were located to cover most of the known gold bearing zones within an area approximately five miles by nine miles. Within the claim block, we own in fee 426.5 acres as twenty-one approximately 20-acre patented federal lode claims, one 15.7-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, there are twenty-nine Traditional and MTRSC 40-acre State of Alaska claims lying largely within one-hundred-five 160-acre MTRSC claims, which are also State of Alaska claims. The federal patented claims cover the most important of the known gold-bearing structures. Both classes of state mining claims, totaling one hundred thirty four Traditional and MTRSC claims, provide exploration and mining rights to both lode and placer mineral deposits. Unlike federal mining claims, State of Alaska mining claims cannot be patented, but the locator has the exclusive right of possession and extraction of the minerals in or on the claim.

Holders of any class of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and class of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However, in the case of our Chandalar property, we have chosen to carry forward any excess value credit separately for each of our two classes (Traditional and MTRSC) of state mining claims. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

In the 2003/2004 assessment year, which ended on August 31, 2004, we spent $46,970 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims was $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008.

In the 2004/2005 assessment year, which ended on August 31, 2005, we spent $73,072 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims was $88,067, with $18,425 expiring on September 1, 2006, $5,073 expiring on September 1, 2008, and $64,569 expiring on September 1, 2009.

In the 2005/2006 assessment year, which ended on August 31, 2006, we spent $1,156,621 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims is $1,200,663, with $5,073 expiring on September 1, 2007, $38,969 expiring on September 1, 2008, and $1,156,621 expiring on September 1, 2009.

In the 2006/2007 assessment year, which ended on August 31, 2007, we spent $1,742,768 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims is $2,905,536, with $2,373 expiring on September 1, 2008, $8,038 expiring on September 1, 2009, $1,152,357 expiring on September 1, 2010, and $1,742,768 expiring on September 1, 2011.

Our annual holding costs for the entire block of mining claims will vary according to the number, type and age of the state mining claims that we maintain in a particular year. Our claim block and is not subject to any local taxation, including our private property (patented federal mining claims), as it does not lie within any borough or municipality.

The annual labor requirement for our Chandalar holdings is $100 per each Traditional 40-acre claim and $400 per each MTRSC 160-acre claim. Currently, the combined annual labor requirement for our claims is $44,900.

The current annual rental fee for our state mining claims is $130 for each Traditional 40-acre claim,$25 for each MTRSC 40-acre claim, and $100 for each MTRSC 160-acre claim. The total annual rental obligation for the Chandalar property is currently $13,255, and the rental fees are fully paid through November 30, 2008. The amount of claim rental fee is dependant on an age bracket in which the claim falls. Because of this combined with the claims added in 2008, our claim rental fees for 2009 will increase to $21,715

The total current annual combined mining claims assessment work and rental holding costs for our Chandalar property is $52,355, which are included in mineral property maintenance expense and professional services expenses on our statement of operation. The details of our mining claims holding costs are shown in Table 1.

Table 1 – 2008 Mining Claims Holding Costs

Number Of Claims	Type Of Claims	$ Rate Rent/Assess	2008 $ Rental	2008 $ Assessment
19	Traditional	130/100	2,470	1,900
7	Traditional	130/100	910	700
1	Traditional	25/55/100	25	100
64	MTRSC	100/220/400	6,400	25,600
24	MTRSC	100/220/400	2,400	9,600
3	MTRSC	100/220/400	300	1,200
2	MTRSC	100/220/400	100	0
12	MTRSC	100/220/400	600	0
2	MTRSC	25/55/100	50	0
134			**$13,225**	**$39,100**

Annual Holding Costs

$52,355

Our former management holds a mineral production royalty reservation on some mining claims within the Chandalar claim block. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. The royalty on placer gold production is an "in kind" royalty to consist of the coarsest and largest particles of all gold produced. All of the patented federal mining claims are subject to this royalty, as are 19 of the 27 Traditional unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 17,100 acre property. We have an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Our rights to five of our mineral claims are currently a matter of legal action against a long-term lessee, Gold Dust Mines, a private company wholly owned by Mr. & Mrs. Delmer Ackels (the Ackels) of Fairbanks, Alaska. See *Item 3 Legal Proceedings* for a full discussion of the history, nature and current status of this legal action.

We believe that the trespass of Gold Dust Mines and the Ackels on a tiny fraction of our stakeholder mineral rights (about one percent, or covering less than 170 acres in total) at Chandalar does not materially adversely affect our company as being a mineral exploration asset for Goldrich, nor do we believe it would adversely affect our long term operations there should we find a mineable gold deposit on our claims. We also believe the five claims that are in conflict do not represent a significant portion of the overall mineral endowment of our Chandalar property. We do consider, however, that any Ackels' placer mining activities on one of our Traditional state mining claims on upper Little Squaw Creek would interfere with our district exploration operations, as that is the location of our main camp and operations support facilities. Should a court find in favor of the Ackels and Gold Dust Mines, the ultimate affect on the Company's exploration and development of its Chandalar property would not be material. In such case, we would incur the loss of a very small potential placer gold resource, and it could be temporarily detrimental to our ongoing exploration work in the sense that it would cause machinery congestion on the access roads, degradation of those roads, and also cost us an undetermined amount of time and expense in the relocation our exploration camp and supply facilities.

Chandalar Geology

Lode gold occurs at Chandalar as high-grade quartz veins within large northwest-trending shear zones in Paleozoic (probably Devonian age) schist. To date some forty gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property. Our geologists classify the Chandalar gold-bearing quartz veins as sediment-hosted, orogenic, low-sulfide mesothermal deposits. The quartz veins are classified as being of mesothermal or metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are of particularly good gold grade, often in the multi-ounce per ton range.   Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. The main area of economic concern is demonstration of good continuity of the quartz lodes and of the high-grade gold occurrences within those quartz lodes. A thick blanket of frozen soil, rock scree and

talus and landslides covers an estimated 80 to 90 percent of the property, largely concealing the gold-quartz veins, making their exploration and discovery challenging.

Our patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally worked by means of several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet the criteria of SEC Industry Guide 7.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole may occur around some of the high-grade gold-quartz veins where chloritically and sericitically altered rocks contain stockworks and sections of thin sheeted quartz veinlets. These aureoles, which extend outwards as much as 100 feet at the Mikado mine, have never been evaluated for low-grade bulk tonnage mining potential. The Mikado mine is one site that may host high-grade gold-quartz vein deposits within low-grade bulk tonnage deposit. Substantial drilling and engineering work will be required to determine if such a potential deposit exists in a commercially viable quantity.

Map 3 shows the names and relative locations of gold prospects within the Chandalar claim block that are the subject of the following review.


Squaw Lake
Little Squaw Lake
BIG SQUAW CR. GOLD PLACER TARGET
LITTLE SQUAW CR. GOLD PLACER RESOURCES
NUGGET CREEK GOLD PLACER TARGET
CAMP
EAST PROSPECTOR
NORTHERN LIGHTS
PALLASGREEN
DRUMLUMMON
GRUBSTAKE JACKPOT
KELTY
LITTLE SQUAW MINE
CARIBOU GULCH
BIG SQUAW
AURORA GULCH
PIONEER
ENEVELOE MINE
BIG SQUAW CR. PLACER
CRYSTAL
McLELLAN CREEK PLACER
T 32 N
T 31 N
R 4 W
R 3 W
CHANDALAR
BONANZA-JUPITER
McLELLAN
SUMMIT MINE
URANUS
MIKADO MINE
CHIGA
RATCHET RIDGE
ROCK GLACIER
*ENEVELOE
*WOODCHUCK
TOBIN CR. PLACER
BIG CREEK BOWL
KISKA
INDICATE -TONAPAH (north zone)
INDICATE -TONAPAH *STAR #3
GRIZZLY RIDGE
STAR
BIG CREEK PLACER
MIKADO
*ST MARYS
*PEDRO
*BOULDER CREEK
0 1
MILE
CONTOUR INTERVAL 100 FEET
DATUM IS MEAN SEA LEVEL
MAP BASE ADAPTED FROM U.S.G.S. TOPOGRAPHIC 1:63,360
GOLD PROSPECTS OF THE CHANDALAR MINING DISTRICT
6/26/08

Map 3 – Chandalar Mining Prospects Locations

2004 and 2005 Chandalar Field Programs

During the 2004 summer field season we conducted a two-phase reconnaissance surface and underground sampling program on the Chandalar property. A deep soil sampling technique developed by us was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments. Major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work was useful in defining sites for follow up exploration in 2005 that resulted in new prospects (Rock Glacier and Prospector East).

Similar surface prospecting work and mineralization site appraisals continued during the summer of 2005, although at a lower level of activity for lack of sufficient funding. A summary description of the principal mines and prospects examined during the 2004 and 2005 summer field seasons was prepared, and drilling targets were selected from that information which is available in a Prospectus filed on August 28, 2006 with the SEC.

Our Chandalar mining claims cover all or major portions of four main drainages and lesser parts of a fifth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer gold mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. At least 76,700 ounces of gold are known to have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces, according to records in our possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to unconsolidated but frozen gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw Creek and Big Squaw Creek have potential for the discovery of significant quantities of placer gold. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during the 2004 and 2005 Chandalar project summer field seasons in defining geological features helpful in planning future drilling campaigns. The primary focus of the 2005 geological field program was to technically assess a suite of the prospects defined by the 2004 program. These programs methodically built a suite of substantive drilling targets through prospect scale geologic mapping and intensive prospect site sampling at some 35 sites. We believe that this work was successful in effectively advancing ten quartz lode gold prospects to the drilling stage for initial drilling in 2006. Drill targets include both high-grade quartz vein underground deposits and targets for lower-grade deposits of disseminated gold within hydrothermally altered wall rocks of quartz veins, which may be amenable to surface bulk mining methods. The Project Manager at the time, Mr. Barker, advanced a proposal to make an initial test of the ten targets with 10,000 feet of drilling in 2006, which, following appraisal of the results, was to have lead to an intensified drilling proposal on selected hardrock sites in 2007. The aim of the 2007 drilling would be to begin establishing a mineral resource on some sites where good drill intercepts were obtained. Unfortunately, we were unable to obtain a diamond core drill in 2007 to test those sites.

2006 Chandalar Program Overview

The planned 2006 technical program was based on geological field work completed during 2004 and 2005, and the recommendations of our Chandalar Project Manager and registered professional geologist, James C. Barker. Mr. Barker's recommendations are contained in a report dated January 2, 2006, which is available on our website at www.goldrichmining.com.

The main goals of the 2006 Chandalar field season were:

- Renovation and expansion of the Chandalar infrastructure, including roads, airstrip and camp facilities.

- A district geologic map at 1:20,000 scale.

- Geologic examination (mapping, sampling, trenching) of the as many of the 35 gold prospects as possible.

- Thirty or more reverse circulation drill holes for 10,000 feet on ten targets.

- An initial examination of the major placer gold deposit on Little Squaw Creek to produce a forward going evaluation plan.

All of the 2006 geological field and drilling data, together with assay results tables, has been compiled and the Project Manager, Mr. Barker, completed a written report detailing the findings that the program. His report, Annual Report of Findings for 2006, dated March 15, 2007, is available on our website at www.goldrichmining.com.

We began our 2006 Chandalar exploration program late in the first quarter of 2006 by mobilizing heavy machinery, camp construction materials and supplies by "cat train" over the Coldfoot to Chandalar winter haulage trail to a site within our Chandalar mining claim block. The field program was supported throughout the summer by aircraft, and the program was also demobilized by aircraft late in the third quarter. A 20-man exploration and drilling camp was set up. We reconditioned and upgraded the Squaw Lake airfield to accommodate multi-engine aircraft and established an adjacent bulk fuel offloading and temporary storage depot.

An Anchorage, Alaska based drilling service company was contracted to perform the drilling at Chandalar using a reverse circulation (RC) drilling unit. RC drilling produces chips of rock called cuttings. Ultimately, at 7,763 feet, the drilling fell short of its 10,000-foot goal because of a combination of difficult factors.

Mr. Barker directed the drilling as well as the Company's survey crews, which conducted detailed geological mapping and sampling of many gold-quartz vein prospects occurring across the Chandalar property. Approximately 950 soil and rock samples were collected during the field season and submitted for assay. In conjunction with this, four excavator trenches totaling 300 feet in length were dug for bedrock sampling. All of this work focused on proving-up the continuity of quartz veins. It also found that many of the 35 individual gold-quartz vein prospects are linked, forming sets comprising ten separate and very long quartz vein/shear zone systems.

In the spring of 2006, we entered into a geological mapping service contact with Pacific Rim Geological Consultants of Fairbanks, Alaska. By October, their geological team had completed a 1:20,000 scale geological map of the Chandalar mining district, encompassing about fifty square miles. This work has resulted in a technical report to us dated January 23, 2007 and titled "Geology of the Chandalar Mining District, East Central Brooks Range, Northern Alaska". One objective of this work has been to identify any linkage between gold mineralization and specific geological features that may be helpful in further exploring the gold deposits of the district. The report contains twelve enumerated observations and recommendations that bear on the mineral endowment of our property, and the Chandalar district as a whole. The report singles out calcium carbonate stratigraphic units within turbidite stratigraphic units as being an important ore forming control where the fault feeder zones cross cut them.

2006 Chandalar Sampling and Assaying Parameters

In 2006, we took about 2,100 various types of samples for assay, including 1,128 drill samples. All of the 2006 assay results for rock, soil, stream sediment and drill samples reported in this document were collected by us or independent contractors working for us. All of these samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. The soil samples are also strictly of a reconnaissance nature, taken to define zones of gold mineralization concealed by soil and vegetation cover. Geochemical analysis using atomic adsorption methods were applied to the soil and stream sediment samples. Our drilling was done using a reverse circulation percussion drill. We collected a continuous progression of five-foot sample intervals of the drill cuttings for the entire length of each hole.

All of our rock and drill chip samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric or Atomic Adsorption finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) Of the 1,128 samples of drill cuttings, metallic screen assaying procedures were applied to 130 of the samples. Metallic screen assaying is an industry accepted assaying procedure that is used to mitigate possible gold nugget effects on the assay results.

Approximately eight percent (8%) of the drill cuttings samples and two and one-half percent (2.5%) of the surface rock and soil samples were involved in a check assay program we conducted. A series of coarse rejects and pulps from samples assayed by our primary assayer, ALS Chemex, were submitted to Alaska Assay Laboratory in Fairbanks, Alaska for re-assay and statistical comparisons to the original assay received from Chemex, and previously publicly reported by us. A scatter gram showed most of the re-assays to be slightly higher, a factor we have attributed to employment of slightly different sample preparation techniques. We are satisfied the check assay program confirms the quality of the original assays.

None of the assays we report in this document are to be interpreted to imply the presence of ore reserves, including those of the drill cuttings. Substantial additional sampling, drilling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC Industry Guide 7 criteria, and no assurance can be given that any such reserves will eventually be defined on our Chandalar property.

On July 22, 2006 we initiated a drilling program intended to provide an initial, or reconnaissance, test of some ten of thirty targets developed by previous geological field work. In all, 7,763 feet of RC drilling was accomplished in thirty-nine drill holes on nine separate prospects. Ten of those holes were abandoned or lost prior to reaching their targets due to poor ground conditions, and the planned drilling of the Pallasgeen prospect was not accomplished. All of the drill holes were drilled at angles designed to intercept their targeted quartz veins or mineralized structures at right angles in order to obtain their approximate true widths. The prospect sites and the targeted mineralized structures where the 2006 drilling took place and detailed drilling data are presented in Mr. Barker's report titled "Chandalar Mining District, Annual Report of Findings for 2006", March 15, 2007 report which is available on our website at www.goldrichming.com.

2006 Chandalar Prospects Drilling Conclusions

The 2006 drilling program was basically successful in meeting its objective. It was a scout program using percussion RC drilling to make initial tests on as many prospects as possible in order to determine which of them may be worthy of continued, more detailed drilling. Diamond core drilling is now necessary to define resources in ore shoots. An analysis of the drilling sample assay results for each of the nine prospects concludes that follow-up diamond core drilling should be accomplished on four of them as soon as sufficient financing is obtained and an appropriate drill rig can be contracted. These are the Little Squaw, Summit, Eneveloe and Ratchet Ridge. Extensive trenching (using our excavator) with attendant geologic mapping and rock chip sampling is warranted on the Jupiter and the Kiska. No further work was planned on the Crystal or Uranus, and those drill sites have been reclaimed. Complete reports of the 2006 drilling and trenching results are included in our 2006 SEC Form 10-KSB.

Due to the demand for core drilling machines for 2007, we were unable in securing a suitable rig to complete the planned diamond core drilling on the four prospects listed above. Our tentative exploration plan for 2008 called for drilling these prospects. Unfortunately, we were not able to obtain sufficient funding for drilling in 2008. Any drill tests of these targets is contingent on obtaining funding in future years.

Little Squaw Prospect

First explored in 1909, a small reserve of 2,000 tons grading 53.08 ppm gold (1.55 oz Au/t) was estimated in a high-grade shoot of auriferous vein quartz containing visible gold (Note: This is not an SEC Industry Guide 7 compliant reserve). Our records indicate at least 625 ounces of gold have been produced. Old exploratory mine workings include two adit levels, each about 300 ft long, connected by a winze, and a 76-foot raise to the discovery outcrop. In 2006 we drilled seven reverse-circulation holes totaling 1,608 feet to explore the known and suspected auxiliary, or side veins.

Quartz vein mineralization is localized along a south-dipping fault, and on the 100 Level, gold is confined to the footwall zone of a composite vein. A 9 to 12 inch banded ribbon gold-quartz zone contains disseminated and thin seams of arsenopyrite, mica, scorodite, pyrite, and trace galena. The vein can be traced westerly about 1,800 feet from the 100 Level, and is open to extension beyond that. Aerial imagery and float mapping tentatively extends the Little Squaw shear zones along a 110° strike eastward to the Crystal prospect, about one mile east.

Two, and possibly three or more veins, are present at the Little Squaw mine; the principal veins are the 100 Level vein on the north, and a south vein about 125 feet south of the 100 Level vein.

We drilled seven holes from four sites spaced at 150-foot intervals for 600 feet along the Little Squaw structure to test the known quartz vein system at depth. Drill hole LS 2 cut the best intercept: 20 feet of 4.21 ppm gold (0.123 oz Au/t), including 5 feet of 10.75 ppm gold (0.314 oz Au/t). A re-assay of the sample pulp by the check laboratory found 16.15 ppm gold (0.472 oz Au/t). Hole LS 4 cut the vein but reported only a single 5-foot interval of 0.64 ppm gold (0.019 oz Au/t); water and lost circulation were encountered in the vein and gold loss is suspected. The 1982 hole LS3 reportedly cut the south vein with 6.16 ppm gold (0.18 oz Au/t) over 70 feet. Hole LS 5 also cut the south vein with a 5-foot interval of 3.38 ppm gold (0.099 oz Au/t); hole LS 35 only entered the vein with the last few feet of the available drill rod, unable to return a reliable sample. Hole LS 36 was targeted on the vein but also failed to reach it. It is apparent from the combined 1982 and 2006 drill data that the vein on the 100 Level may be mineralized over a longer strike length and depth than previously known.

Summit Prospect

Exploration of the Summit mine area was first reported prior to 1913 and by 1982 a shaft, multiple trenches, several drill holes, and three adits had been driven during several episodes of prospecting. There are Company reports that 1,400 tons were produced at a grade of 44.14 ppm gold (1.289 oz Au/t) and 142 tons at a grade of 165.07 ppm gold (4.820 oz Au/t). A previously reported high-grade ore shoot on the 100 Level was re-opened in 2006 and it is estimated that about 800 tons had been mined from a stope into this shoot, which remains open to depth.

Summit prospect is a large fault or shear zone 100 or more feet wide that contains multiple veins and lenses of gold-bearing quartz. In 2006, we drilled seven reverse-circulation holes totaling 1,555 feet along a 1,200-foot segment of the mineralized system. Drilling near the old mine workings indicates very good discovery potential. There, good exploration potential is indicated by results in SUM 7, 8, 9, and 10, which returned values from 3.24 to 9.05 ppm gold (0.095 to 0.264 oz Au/t) including a 5-foot intercept of 16.15 ppm gold (0.457 oz Au/t) in SUM 8, signaling the presence of a high grade ore shoot (>1 oz Au/t). Definition and step out drilling are required to delineate the continuity of the higher grade drill intercepts. SUM 12 is an intriguing hole that bottomed in a 95-foot section of low grade gold mineralization averaging 0.28 ppm gold (0.008 oz Au/t), the last 35 feet of which averages 0.44 ppm gold (0.013 oz Au/t); the hole bottomed in mineralized rock. The 2006 drilling did show that lower grade gold values are present in wider zones within the carbonaceous schist, as in hole SUM 12, and not associated with large quartz veins.

The results of the 2006 drilling, trenching, and soil samples indicate potential for discovery of a large tonnage, low-grade deposit on the Summit prospect. The multi-veined, sheared and hydrothermally altered structure has been traced for 4,500 feet of strike length, and is open in both directions and to depth. Widely spaced orientation drill holes have probed less than a quarter of its identified strike length.

Kiska Prospect

A 1945 Company report mentions a stibnite-quartz showing referred to as the Little Kiska on a hillside between the Mikado and the Star claim groups, but no specific location is given. In 2006 we found that gold could be readily panned from soil along a projected strike of a buried quartz structure in the general vicinity of the old reports. We accomplished a soil sample grid that was successful in outlining a geochemical anomaly averaging 1.03 ppm gold (0.030 oz Au/t) over at least 75 feet by more than 1,700 feet. We cut one trench, where rock chip sample assays ranged from 1.25 to 422.00 ppm gold (0.037 to 12.322 oz Au/t) over scattered narrow intervals. It indicates the gold in soil anomaly is caused by of a wide zone of many small irregular and intermittent quartz veins and lenses and zones of fault gouge with gold.

Seven scout drill holes were drilled from five sites totaling 1,435 feet were subsequently drilled along the length of the Kiska soil geochemical anomaly, including five holes that ended in gold mineralization. Of the seven holes, four did not reach their intended depth. Anomalous gold values were present in most of the drill holes, but assays were quite low. The two best drill hole intervals are 10 feet in KIS 17 with 1.10 ppm gold (0.032 oz Au/t) and 20 feet in KIS 18 with 0.70 ppm gold (0.021 oz Au/t).

We believe the Kiska prospect deserves continued examination by an extensive trenching program with emphasize on identifying bulk tonnage potential in future programs.

Eneveloe Prospect

Eneveloe is a large gold-bearing quartz vein that has been traced for several thousand feet by geological mapping. We are in possession of reports dating back to 1911 of samples assaying 11.30 to 29.80 ppm gold (0.330 to 0.870 oz Au/t) gold taken from the 15 to 20-foot wide quartz vein outcrop that is the present site of an old tunnel. In 1981 a former lessee of the property calculated a small inferred resource of 5,356 ounces at 31.10 ppm (1.000 oz Au/t) gold based on drilling they did (Note: This is not an SEC Industry Guide 7 compliant reserve). In 2006, we drilled five holes totaling 910 feet from two sites about 300 feet apart.

We drilled reverse circulation drill holes ENV 20, 21, & 22 in 2006. In drill hole ENV 20 the interval between 60 feet to 85 feet averages 5.85 ppm gold (0.171 oz Au/t) within which the interval 60 to 65 feet assayed 25.41 ppm gold (0.742 oz Au/t). Hole ENV 21, angled to the east of the others, also reported the quartz vein zone, albeit thinner and lower grade, which averaged 2.60 ppm gold (0.076 oz Au/t) over 15 feet. Hole ENV 22 had a weak intercept of 5 feet of 0.78 ppm gold (0.023 oz Au/t), but the hole was stopped short of its target. Based on the combined data, mineralization on the vein system appears to extend west farther than previously thought. Stream sediment from Robbins Gulch, 1,800 feet west of the drill site, assayed a very high 0.60 ppm gold.

Holes ENV 26 and 27 were drilled to search for an eastward extension of the aforementioned "ore" shoot. Neither hole showed any significant intercepts, suggesting either it dissipates to the east, or the zone of quartz veining has been offset to the north, as suggested by the geochemically anomalous gold in soil values in that area.

Continued drilling of the Eneveloe prospect is warranted in the future, particularly to chase the down dip extension of the mineralization in hole ENV 20, and to scout the vein to the west of the drilled area.

Jupiter Prospect

Jupiter is another large gold-bearing quartz vein close to and sub-parallel to the Eneveloe vein. Rock chip sampling shows it contains about 3 ppm gold (0.088 oz Au/t). Three holes were drilled in 2006 to target a talus-covered projection of the vein. Only drill hole JUP 25 was successfully completed. The Jupiter vein remains open to exploration to the east and west, where geological mapping indicates it extends for hundreds of feet. Continued exploration by trenching is warranted.

Ratchet Ridge Prospect

The 2006 drilling found the first occurrence of hydrothermally altered greenstone intrusive rock that has been recorded on the Chandalar property. Drill hole RR 33 encountered what appears to be a geochemically gold enriched rock suspected to be listwanite. Listwanite is named after the mafic rock in the Mother Lode gold mining districts of northern California where its silicate minerals have been replaced by carbonate minerals during gold mineralizing episodes. There, it usually occurs near gold ore shoots within quartz veins where they approach mafic intrusives. Although this drilling discovered only geochemically anomalous gold mineralization, Ratchet Ridge remains an intriguing prospect deserving of additional drilling.

Crystal Prospect

Early day prospectors discovered the Crystal prospect, and by 1908 a four-ton bulk sample had been mined from quartz veins and packed to an improvised stamp mill at nearby Spring Creek. According to reports in the Company's records, the shipped ore mill recovery averaged 1,464.19 ppm (42.574 oz Au/t) gold, with total production of 188.32 ounces of gold. A 2004 chip sample from a 0.67 ft-wide banded zone at the Crystal assayed 113.20 ppm gold (3.305 oz Au/t). There are several quartz veins present at the Crystal, however, bedrock of gray micaceous schist and black carbonaceous phyllite to schist is complexly faulted and individual veins cannot be traced more than a few tens of feet. In 2006, we attempted two reverse-circulation drill holes; hole CRY 30 was to undercut the old workings and hole CRY 31 was targeted to undercut a quartz vein we exposed by trenching about 200 feet to the east of CRY 30. Neither drill hole intercepted their intended targets, probably because they are off set by faults. The last 35 feet of drill hole CRY 30 intersected geochemically gold anomalous altered carbonaceous schist with minor mixed quartz and hematitic alteration. This rock is similar to what was drilled in Summit drill hole SUM 12, and could have touched on a large zone of low grade gold mineralization. Additional trenching and structural mapping and sampling of the veins to the west are planned.

East Little Squaw Prospect

Five holes were drilled in search of the eastern extension of the Little Squaw vein system. The first, LS 35, was positioned to intersect the projection of the main vein about 100 feet east of, and 120 feet deeper than the hit in LS 2, which intersected 70 feet of 1.30 ppm gold (0.038 oz Au/t) including 5 feet of 10.75 ppm gold (0.314 oz Au/t). The last 5 feet of LS 35 started into the quartz vein zone, but it did not penetrate the vein as the limits of the drill tooling had been reached. LS 36 was drilled from the same drill pad, but at a much different azimuth to test for outlying (hanging wall) veins. None were found. The last three holes were drilled about 700 feet east of LS 2 along the projection of the vein system within an area covered by landslide debris. Two of the holes were lost to difficult drilling conditions in the landslide debris, and a third was completed to depth without hitting any gold veins. The 2006 does not adequately test the prospective zone. Additional drilling is recommended for the East Little Squaw prospect on a low priority basis.

Uranus Prospect

The two holes drilled on the Uranus were designed to probe for downward extensions of two sub-parallel gold-bearing quartz veins exposed in old prospecting pits. The holes did not show gold values of interest and no further drilling is justified on this prospect.

Un-drilled Chandalar Prospects

In addition to the 2006 field season drilling, field examination work continued on a suite of more than 27 other gold showings scatter over the Chandalar claim block. Detailed geological prospecting and evaluation was accomplished on some 18 of those having the following names: Pallasgreen-Drumlummon, Aurora Gulch, Big Creek Bowl, Big Squaw Creek, Bonanza, Boulder Creek, Chandalar, Indicate-Tonapah, Kelty-Caribou, Mellow Bench, Mikado-Big Tobin, Mikado Pedro, Northern Lights, Pioneer, Prospector East, Rock Glacier, St. Mary's, and Woodchuck. Our examination work determined that no further work should be done on five of these prospects, which are the St. Mary's, Mikado-Pedro, Boulder Creek, Big Squaw and Woodchuck. Evaluation work, including some geophysics, will continue on thirteen of the prospects in the future. The Pallasgreen-Drumlummon and Aurora Gulch show exceptional merit at this time, and are worthy of expanded comments as follows:

Pallasgreen-Drumlummon

The Pallasgreen-Drumlummon was on the docket to be drilled in 2006. However exceptionally muddy access roads prevented access to its drill sites. The Pallasgreen site shows a prominent outcrop of iron-stained quartz, first prospected in the early 1900s by a couple of small pits; the nearby Drumlummon does not outcrop. The two prospects are geologically similar and in close proximity, apparently displaced by a fault zone, and traceable for about one mile.

Typical of other district gold-quartz veins, the Pallasgreen-Drumlummon prospects are controlled by, and are aligned to, northwesterly altered shear zones striking 105° to 115°. Quartz veins follow hydrothermal alteration zones 75 to 100 feet wide that exhibit magnetic low fields also striking northwest. Sampling of the Drumlummon included a soil grid in 2006, but only a few sporadic gold-arsenic anomalies were found. Samples of vein material found in float contained 0.03 to 1.16 ppm gold (0.001 to 0.034 oz Au/t).

The principal quartz vein at the Pallasgreen is about 25 feet-wide and strikes 100° to 105º with a steep south dip. The best assay of the vein is 3.93 ppm gold (0.126 oz Au/t) from a 1.0 foot-channel sample of the vein's footwall. A close-by, parallel, 6 foot-thick vein contains clots of galena and arsenopyrite. This vein strikes east to an exposure where a random chip assay reported 10.87 ppm gold (0.317 oz Au/t). Water in Nugget Creek draining the prospect area is highly discolored from mineral content; two water samples contain anomalous zinc.

Aurora Gulch

We first identified this unique prospect in the 2006. There is no record or evidence of previous work having been done. The Aurora Gulch prospect represents a type of gold-arsenic mineralization that differs from the classical mesothermal quartz veins typical of the Chandalar district. At the Aurora, geochemical gold-arsenic values with a distil antimony halo are concentrated in carbonaceous schist and dolomite below an altered structural contact with overlying gently folded greenstone sills. The underlying metasediments are cut by one, probably two deep-seated west-northwesterly shear zones that are intersected by both northwest and northeast prominent faults. Geochemically anomalous gold values have been found in soil, stream sediment, and rock samples. Stream sediment values are up to 0.45 ppm gold (0.014 oz Au/t), and soil values range up to 2.78 ppm gold (0.089 oz Au/t). An area approximately 1,200 feet square of geochemically anomalous gold and arsenic is enveloped by a zone of variable sericite-silicic-hematite-carbonate hydrothermally altered schist, mostly underlying the lowermost greenstone sill. Highly geochemically anomalous antimony occurs on the perimeter of the gold geochemical anomaly. Gold mineralization observed to date occurs as pods and lenses of sulfide quartz distributed within sheared and isoclinally folded black schist. A quartz veinlet stockwork in unfoliated dolomite seen only in float assayed 38.80 ppm gold (1.248 oz Au/t).

Aurora Gulch shows good potential for developing a target for a large disseminated type gold deposit that is not controlled by quartz veins, as is currently seen to be typical of the Chandalar district. Very little bedrock is exposed for examination. Most of the map area is talus or tundra covered; consequently, extensive trenching is the next logical step.

2006 Chandalar Placer Gold Deposit Evaluation

In conjunction with the end of our first seasonal lode gold exploratory drilling program on our Chandalar property, we retained the services of Mr. Jeffrey O. Keener to conduct a preliminary field examination of the placer (or alluvial) gold deposits on Little Squaw Creek and Big Squaw Creek. Mr. Keener is a well recognized consulting geologist and placer mining specialist in Alaska who has evaluated 38 Alaskan and western U.S. placer gold deposits, of which ten have been brought into production on his advice. Mr. Keener's report to us comes under the letterhead of NordWand Enterprize, his private mineral exploration company, and is titled "Little Squaw Creek Placer Gold Deposit Preliminary Evaluation", October 1, 2006.

Placers are secondary gold deposits derived by erosion of weathered outcrops of large lodes (gold-quartz veins) located up-stream. Placer gold consists of gold particles found as dust, flakes and nuggets in the gravel deposits of stream channels and creek beds. A number of placer gold deposits have been previously identified around the Chandalar property, where four creeks have seen historic placer gold production, mainly by "old timers" using hand mining methods. The recorded placer gold mining production at Chandalar exceeds 76,700 ounces, of which 29,000 ounces is documented to have come from small open-cut and underground (drift or tunnel) mining on Little Squaw Creek. Placer mining gold grades are measured in ounces per cubic yard (opy) of gravel, with results usually in the hundredths (0.01's) of an ounce range being of potential economic range at current gold prices. The historic underground mining on Little Squaw Creek averaged 0.96 opy. In the last decade, independent miners, who had leased creeks on the Chandalar property and used mechanized placer mining equipment, reported their "break-even" gold grade was between 0.02 and 0.03 opy.

During his field examination, Mr. Keener mapped and sampled old miners' workings, and excavated sampling pits on Little Squaw Creek to depths of 20 feet. He used an analytical gold panning technique to sample and measure the gold contents of various sites, finding gold grades of between 0.017 opy and 0.157 opy in various strata within the gravel beds. His immediate aim was to investigate the recovery of gold from a reconnaissance drilling program performed in 1997 by a former lessee, Daglow Exploration, Inc. (now a defunct Australian public company). A November 11, 1997 report authored by Mr. Gary Fitch, Economic Geologist, and titled "Placer Gold Drilling and Evaluation, Little Squaw Creek and Big Squaw Creek, Chandalar Mining District, Alaska", provides the Daglow drilling results. Daglow supplied the report to us under terms of their mining lease. It remains as an internal Company document. Mr. Fitch estimated that a possible deposit (i.e. mineralized material) of 194,000 ounces of gold contained in 2.3 million cubic yards of placer gravel (an average grade of 0.084 opy) may remain unmined in Little Squaw Creek. (We note that this reference is not an SEC Industry Guide 7 compliant reserve.)

Mr. Keener reported that a mine model is a pre-requisite in weighing economic criteria against the any potentially drilled resource. He noted that in 2002, the U.S. Bureau of Land Management conducted a pre-feasibility study of mining in the Koyukuk Mining District, just west of the Chandalar region (Coldwell, J.R., BLM Tech. Rpt. 38). They estimated that for a large placer mine supported by a 100-mile long winter trail, a paygrade of $3.26 per loose cubic yard for all material moved would be required to break-even. Applying the average gold price of $310 per ounce for 2002, the cut-off grade is 0.011 ounces per cubic yard. We estimate that average grades of 0.010 opy could be profitable at Chandalar given current gold price (~$900/oz) and using bulk mining methods.

The basic conclusion of Mr. Keener's report is summed up in the following quotes taken from his report: "The presence of high-grade placer gold deposits on Little Squaw Creek is well-established and clearly has the potential to provide a significant gold resource for the Company ...... If proven, these deposits can be brought into production within a relatively short time. Furthermore, additional placer resources that may occur on nearby gold-bearing creeks controlled by the Company will substantially enhance the value of the Chandalar mineral properties."

Mr. Keener recommended in his report that a drilling program be conducted in 2007 to define our placer gold resources with the goal of developing probable and proven reserves on the Little Squaw Creek stream. He also advised reconnaissance drilling should commence on Big Squaw Creek to explore for "pay streaks" in the deeper gravels downstream of the old workings. He noted that additional placer exploration targets on the Company's properties have also been identified and should be drilled in the future.

Completion of the 2007 Exploration Program

Mr. Barker, Project Technical Manager, has provided us with a series of short geologic prospect evaluation reports from which much of the information below is drawn.

Prior to the 2007 exploration season, despite our best efforts, we were unable to secure a diamond core drill contract to execute the previously identified drill plan on the hard rock prospects. In order to advance the hardrock exploration in both a time and cost effective manner, management revised the 2007 hardrock exploration plan to focus on other activities which could be concluded with the equipment available to us by ownership or by contract. That work has enhanced the hard-rock exploration targets, and diamond core drilling will be accomplished in the future, provided funds are available and a drilling service company can be retained.

We were able to execute the placer gold drilling program as intended using a contracted reverse circulation rotary drill, as reported below.

Our 2007 accomplishments fall into three key categories: 1) discovery and drilling delineation of a large placer gold deposit in Little Squaw Creek, 2) development of hard-rock gold prospects by excavator trenching at a number of promising sites along major geologic faults crossing the property, and 3) completion of a geophysical program related to enhancing the hard-rock gold exploration program.

Additionally, we completed considerable upgrading of the local infrastructure, including new roads, an upgraded 25-man exploration base camp and extension of the Squaw Lake airfield to over 4,200 feet in length (now 4,400 feet). The Squaw Lake airstrip can now accommodate large, multiengine aircraft, which will allow for air transportation of larger pieces and volumes of cargo, substantially reducing our air freighting costs and dependency on transportation of supplies and equipment over the winter ice road, which is available generally only from December 1 to April 15 of each year, depending on spring ice breakup.

2007 Hard-Rock Exploration

Historical workings and records clearly indicate that gold deposits of economic significance have been mined in the past on the Chandalar property. These workings were limited to exposed surface veins of quartz. The veins sporadically occur within large deep-seated fault structures often miles in length that cut across the property. Over the last four field seasons we have undertaken exhaustive geological mapping and rock and soils geochemical surveys involving taking some 3,285 surface samples for assay to establish where these interesting veins may be reflecting a substantial gold deposit, perhaps with large associated zones of disseminated gold mineralization either in their enclosing rock formation or in underlying metasedimentary formations.

During the 2007 exploration season, we executed on our planned trenching program on sixteen of the now forty (five more were discovered in 2007) hard-rock gold prospects on the Company's then 23-square-mile claim block (now 26.7 square miles). All forty prospect areas were mapped in detail and 1,342 samples of rock (including trench and placer drill hole bedrock) and soil were collected and analyzed. Forty-five trenches were dug using our excavator. Frozen soil (permafrost) prevented penetration to bedrock in seven trenches that are being allowed to stand open for a year until they thaw and can be sampled in a follow-up program. Three other trenches did not encounter bedrock because the soil cover was too thick. In all, 5,927 feet were accomplished, of which 4,954 feet cut into bedrock and were sampled. A total of 534 trench samples were taken continuously along the lengths of all bedrock trenches. Ten of those trenches were subsequently reclaimed. Trenching was largely designed to explore for disseminated, bulk-tonnage-style mineralization that may be associated with the big fault structures. Indeed, the assay results from the hardrock trenching showed significant widespread gold mineralization within multiple geologic structures. These findings confirm that we are dealing with a large, strong and substantially underexplored system of gold mineralization at Chandalar.

Additionally, ground magnetic surveys on fifteen of the prospects were conducted with survey lines totaling 28 miles. The major mineralized structures all show distinct magnetic lows. We have been successful in tracing mineralized structures under covered areas applying this simple geophysical technique.

Several of the hardrock prospects are the source of the gold in the promising placer gold deposit we drilled on Little Squaw Creek.

A summary of some of the main hardrock prospects follows:

Pallasgreen Prospect

We exposed important gold mineralization during an excavator trenching program on the Pallasgreen prospect. The trench cut a 30-foot-wide structure that assays 11.43 ppm gold (0.333 oz Au/t).

Thirty feet represents the approximate true width of the Pallasgreen structure. Continuous five-foot-long rock-chip samples were taken across the structure at a depth of about ten feet by an independent professional geologist. The 11.43 ppm gold represents the weighted average of the sample results, which is skewed by one five-foot sample assaying 59.2 ppm gold (1.727 oz Au/t). The structure is composed of a strong fault zone in schist containing clay fault gouge, several sulfide-bearing quartz veins, and breccia composed of quartz shards embayed in limonite, or iron oxide cement.

Geologic mapping with magnetic and soil sample surveys show the mineralization to be at least 400 feet long within a structure potentially a mile or more in length. This discovery lies within a large grassy meadow underlain by permafrost. Two additional trenches were attempted to cut strike extensions of the structure, which we anticipate will be completed in the 2008 field once the permafrost in the open trenches thaws. Subsequent diamond core drilling is planned to explore the mineralized zones within the Pallasgreen structure provided funding is available and we can secure a drill contractor for the project.

Pioneer Prospect

Excavator trenching on the Pioneer prospect cut a 25-foot-wide structure that assays 10.33 ppm gold, (0.302 oz Au/t).

The Pioneer structure is a west-trending fault zone traced for six miles across the northern sector of the Company's mining claims. Gold mineralization occurs intermittently along the structure. The erosion of this mineralization feeds gold particles into the Little Squaw Creek placer gold deposit. Trenching targeted a 2,000-foot-long gold-in-soil geochemical anomaly. A series of four trenches have tested the geochemical anomaly over 540 feet of strike length, exposing gold mineralization over 320 feet. Gold values are hosted in irregular pinching and swelling quartz lenses and stringers that impregnate a thick fault zone, or shear zone, cutting schist bedrock.

In trench PN-31, two sets of samples that crosscut the shear zone show a weighted average of 25 feet true thickness at 6.49 ppm gold (0.190 oz Au/t). One set runs 10.33 ppm gold (0.302 oz Au/t), as reported above. The second set across the same shear zone assays 25 feet at 2.62 ppm gold (0.077 oz Au/t). This variability reflects the presence of free gold particles irregularly dispersed in the sheared and crushed rock.

Samples of quartz veins exposed in a shallow trench 45 feet and 90 feet to the west of trench PN-31 assay 25.50 ppm gold (0.745 oz Au/t) over a width of 3 feet, and 71.40 ppm gold (2.085 oz Au/t) over a width of 2.5 feet, respectively. Trench PN-30 is 230 feet east of PN-31 and again cuts the shear zone-hosted vein system, showing a true thickness of 7 feet at 5.58 ppm gold (0.163 oz Au/t). Adjacent rocks in the footwall of this intercept show strongly anomalous gold at 0.20 ppm over 45 feet true thickness. Trench PN-29 cut the shear zone 540 feet to the east of trench PN-31, but only traces of gold were detected. This trench also exposed a greenstone (or diorite) intrusion that invades the schist, which may have some bearing on the presence (or lack) of gold mineralization.

The strong gold mineralization found thus far in the Pioneer shear zone extends for at least 320 feet and is open-ended to the west. We believe that, with these dimensions and its proximity to our Pallasgreen discovery, the Pioneer prospect is an excellent drilling target where we could potentially discover a significant deposit of gold in the coming year. We plan to drill a series diamond drill core holes in the gold-bearing Pioneer shear zone during the 2008 field season provided funds are available and a drilling contractor can be secured to do the job.

Summit Prospect

Excavator trenching on the Summit prospect cut a 20-foot-wide structure that assays 10.58 ppm gold (0.309 oz Au/t). (This equates to 10.58 grams per metric ton or 0.340 ounces gold per metric ton, ie tonne.)

The Summit structure is a west-trending shear zone traced for over a mile across the central sector of the Company's Chandalar mining claims, where prospecting has identified gold mineralization occurring over at least 1,800 feet of its strike length. Gold values are hosted in irregular pinching and swelling quartz lenses and stringers that impregnate a thick fault zone, or shear zone, cutting schist bedrock. Company records show that former mining lessees extracted 2,043 tons averaging 1.54 oz Au/t from two short tunnels driven into the structure.

Trench SUM-10 cut the Summit structure about 300 feet beyond the western limits of old tunnels and revealed 20 feet (true thickness) at 10.58 ppm gold (0.309 oz Au/t). This is a sample length to grade-weighted average and includes a five-foot zone that assays 41.80 ppm gold (1.221 oz Au/t). A small exposure 45 feet east of the trench (towards the tunnels) assays 16.25 ppm gold (0.475 oz Au/t) over one foot. Additionally, an exposure about 100 feet west of Trench SUM-10 assays 1.94 ppm gold (0.057 oz/Au/t) over 4.5 feet. Trench SUM-10 is the only trench that cut the main Summit structure during the recent exploration campaign. Trench SUM-8 was dug in the footwall of the Summit structure near the old tunnels and was not extended to cross the main structure. It intersected 40 feet of 0.58 ppm gold (0.017 oz Au/t) associated with a zone of thin, sheeted, quartz veins.

Trench SUM-10 was dug to follow up on and check the results of drill hole SUM-10, a reconnaissance reverse-circulation percussion (or hammer) hole drilled in 2006. Hole SUM-10 hit 45 feet of 0.69 ppm gold (0.020 oz Au/t), including 5 feet of 3.24 ppm gold (0.095 oz Au/t), at a point approximately 50 feet below where the trench was later dug. This hole also intersected a parallel hanging wall zone of 10 feet of 0.97 ppm gold (0.028 oz Au/t), which Trench SUM-10 did not extend to. The variability between trench and drill hole sample assay results likely reflects a nugget effect caused by the presence of free gold particles irregularly dispersed in the sheared and crushed rock. It may also show that the reconnaissance percussion drilling was not an effective tool in gaining quantitative information.

To summarize for the Summit, combined reconnaissance-level drill and excavator trenching data, together with historic mill recovery records, indicate auriferous quartz veins occur within wider aureoles of lower-grade, sheeted veins and disseminated gold values. Exploration results thus far indicate mineralized widths of 10 to 60 feet containing average grades of 0.5 to 10 ppm gold (0.015 to 0.292 oz Au/t). The 1,800-foot-long Summit mineralized system, controlled by the Summit structure, is open in both directions. Soil sampling and ground magnetic surveys indicate that gold mineralization extends another 1,500 feet to the east, where further trenching is planned. We intend to commence diamond core drilling of the Summit structure in the summer of 2008 provided funds are available and a drilling contractor can be secured to do the job.

We believe that there is a reasonable expectation that a large, bulk-tonnage, low-grade gold deposit may exist at the Summit prospect.

Mikado Prospect

Trenching at the Mikado prospect yielded the most interesting results. A small mine on this prospect is known to have produced about 6,800 tons of ore averaging about 1.5 oz Au/t from an open-ended ore shoot. The controlling structure is a major, 8-mile-long fault that contains quartz veins. An extensive vein system that is largely enveloped in, or marginal to, wider zones of low-grade gold values was traced for 4,000 feet by a series of seven new and eight old trenches, soil sampling, and a ground magnetic survey. The system occurs over an elevation rise of about 800 feet and is composed of several sub-parallel zones. Three hundred seventeen of the 534 trench samples taken in 2007 came from the Mikado. The average mineralized trench intercept is 24 feet at 0.023 oz Au/t.

Rock alteration within the Mikado vein system is mostly argillic, with common clay-filled seams and cavities in punky schist bedrock. Minor secondary white mica was also noted. Intense shear zones up to 10 feet thick or more are generally present and bleached, foliated wall rock is variably argillized to either side of the shears. Farther outboard of the shear zones epidote and pervasive hematite on foliation is seen in the schist host rock. The more intense shear zones also contain small lenses of pulverized quartz and clay, and are commonly associated with iron- and arsenic- oxide staining. Mineralized stockwork, sheeted veining, and fracture-controlled dissemination zones are typically outboard of the more intense shear zones.

The enveloping and marginal low-grade auriferous zones occur over widths 20 to 80 feet, and locally up to 150 feet wide generally with an average grade of 0.2 to 1.2 ppm gold. Within these zones disseminated gold values and auriferous planar or sheeted veinlets can contain 0.15 to 2 ppm gold over individual sampling intervals. In addition to the lower grade mineralization, they will host one or several larger quartz veins that can average an ounce of gold across several feet. The larger veins are mostly pulverized quartz variably stained with iron and arsenic oxides and crudely banded seams of gouge and clay. Arsenic values of 500 to >10,000 ppm and elevated antimony of 6 to 30 ppm are generally present in these zones.

The persistent gold mineralization with association of hydrothermal alteration and the magnitude of its controlling structure make the Mikado prospect a prime target for drill testing. In summary, the Mikado vein system was found in 2007 to be a large body of continuous and pronounced alteration with at least low-grade but also continuous mineralization. A large tonnage potential exists given the sheer size and likelihood that the system continues along strike and extends to depth.

2007 Summary of Trenching Results

We believe we have identified promising gold showings within a favorable geologic setting at Chandalar. Continued systematic exploration of this system of gold mineralization could result in the discovery of a commercial gold deposit.

Summary assay results for the 2007 trenches dug on various Chandalar prospects are shown in Table 2. These represent continuous rock-chip channel samples taken along the walls of the trenches cut into bedrock.

Table 2 - CHANDALAR 2007 TRENCH ASSAYS
(Note: Trenches that did not reach bedrock or had no significant gold values are not shown)

TRENCH #	Prospect	Interval Feet	Footage	Gold oz/t	Gold ppm
1	Chandalar	0 - 10	10	0.028	0.95
3	Bonanza	0 - 7	7	0.009	0.32
6	Bonanza	0 - 17	17	0.056	1.93
8	Summit	25 - 27	2	0.053	1.83
		167 - 207	40	0.017	0.58
9	Summit	0 - 2	2	0.008	0.28
10	Summit	8 - 28	20	0.309	10.58
15	Chiga	25 - 49	24	0.032	1.11
16	Kiska	7.5 - 22.5	15	0.008	0.26
17	Kiska	52 - 60	8	0.022	0.77
18	Kiska	5.5 - 42	36.5	0.015	0.51
19	Mikado	108 - 118	10	0.057	1.95
		167 - 205	38	0.017	0.58
20	Mikado	53 - 133	80	0.010	0.35
		161 - 214	53	0.015	0.52
		300 - 310	10	0.034	1.18
		435 - 470	35	0.036	1.22
21	Mikado	81.5 -146	64.5	0.011	0.36
22	Mikado	2 - 52	50	0.013	0.45
23	Mikado	0 - 58	58	0.011	0.36
		68 – 78	10	0.006	0.21
		143 – 155	12	0.023	0.78
		175 - 190	15	0.006	0.20
2E	Mikado	10 - 40	30	0.006	0.22
		70 -110	40	0.039	1.35
		130 - 150	20	0.018	0.63
4E	Mikado	0 - 8.3	8.3	0.040	1.36
24	Big Cr Bowl	0 - 48	48	0.009	0.31
26	Pallasgreen	33.5 - 68.5	35	0.287	9.82
30	Pioneer	22 - 70	48	0.047	1.62
		100 - 130	30		0.23
31	Pioneer	28 - 53 NW	25	0.301	10.32
		28 - 53 SE	25	0.077	2.62
40	Mikado	140 - 180	40	0.013	0.43
		200 - 230	30	0.008	0.26
41	Mikado	86 - 112	26	0.016	0.55
		155 - 170	15	0.006	0.21
		333 - 377	44	0.006	0.22
		402 - 422	20	0.010	0.34
		467 - 487	20	0.010	0.35
		497 -527	30	0.008	0.26
		557 - 567	10	0.043	1.46
42	Big Cr Bowl	150 - 210	60	0.006	0.21

2007 Exploration of the Little Squaw Creek Alluvial Deposit

During 2006, independent placer mining consultant Mr. Keener identified three targets in the vicinity of our exploration camp that may contain significant resources of placer gold: Little Squaw Bench, Spring Creek, and Big Squaw Creek. The most significant is the Little Squaw Creek, where early day drift-miners produced 29,237 ounces of gold, according to our records. A reconnaissance drilling program by a former lessee in 1997 outlined what they called an inferred resource of 194,000 ounces of placer gold. (We note that this reference is not an SEC Industry Guide 7 compliant reserve.) This drilling basically found that the mineralization mined in the Bench extends from the Bench for a long distance down Little Squaw Creek. To the west of the Bench lies Spring Creek on which no previous prospecting is known to have occurred, but appears to be an old channel of Big Squaw Creek. The third target is the Big Squaw Creek drainage where early day placer gold hand-mining occurred on its upper parts, but is not known to have been productive on its downstream reaches.

Mr. Keener proposed to make seven lines of rotary reverse circulation drill holes at 500-foot intervals across Little Squaw Creek starting on the Little Squaw Bench and extending almost a mile downstream. The proposed drill holes were spaced about 50 feet apart along each line, for a total of 70 holes. The gravel, or alluvial, depth to bedrock is known to be 46 to 164 feet. The drill program goal for Little Squaw Creek was proposed at 10,000 feet. Mr. Keener considered the magnitude of this proposed program with its density of drill holes to be sufficient for discovery of any significant placer, or alluvial, gold deposit that may exist in the drainage.

Mr. Keener also proposed scout drilling for placer gold deposits on Spring Creek and Big Squaw Creek. He recommended making two widely spaced drill lines of five holes each on each of these targets. This scout drilling is intended to expose the subsurface characteristics of the stream channels, investigate their glacial gravels and silt/clay strata for placer gold, and the presence of any gold potential resource for more detailed exploration. The drill lines on both target areas would be spaced 2,000 to 4,000 feet apart and each line's drill holes are placed 100 to 200 feet apart. The depth to bedrock on both drainages was not known. The scout drilling program on Spring Creek and Big Squaw Creek was to be for 3,000 feet of drilling in 20 holes.

We are unaware of any independently certified laboratory that performs the type artesian service required of placer gold assaying. We contracted Metallogeny, Inc., Mr. Keener's privately owned company, to independently perform the drill site sample collection and analyses of the 2007 placer gold drilling program. Security of samples and quality control of the assaying work were addressed in the contract and strictly maintained.

Drill hole sampling and assaying of placer (alluvial) drill cuttings of gravels requires a meticulous procedure that differs substantially from normal fire and chemical assaying procedures used for rock and drill core samples. In our case, all of the drill cuttings for each five feet drilled are collected in five gallon buckets. It takes about three of these buckets (partially filled) to contain one five foot sample, which amounts to 0.97 cubic foot for a five and seven eights inc (5 7/8") diameter drill hole. The samples are then transported to a location where their volumes and mass are carefully measured, after which they are concentrated with a small, hydraulic screening/sluicing plant. The volume of oversize tails off the screen is measured in a graduated bucket and discarded. The reduced samples amount to less than two gallons, which are then carefully hand panned to a high-grade concentrate when colors of gold can be counted and their mass estimated. The pan concentrates, approximately one to two hundred grams, are then transferred into a labeled ziplock bag for further detailed analysis in a laboratory. In the analysis, measured sample volumes are compared to theoretical volumes based on the drill tooling specifications. A correction factor is then derived for each sample. The recovery factor is used to adjust the gold grade for excessive or deficient amounts of sample material. This factor is also used to judge the integrity of the hole (i.e. collapse or blow-out) and overall recovery performance of the drilling system. The pan concentrates are then double-panned in a controlled environment or laboratory. All visible colors of gold are extracted, dried, counted, and weighed to the nearest milligram. A digital image of the sample is collected and labeled. The sample of gold is then placed in individual sample vials or combined with other samples for the same drill hole. Reject pan concentrates are saved for later mercury amalgamation to test for lost values and to analyze for the heavy mineral suite. Empirical data are entered onto a spreadsheet, where formulas are created to calculate volume recovery, correction for swell and recovery, oregrade, and paygrade. Stratigraphic notes and other data about the drill hole are also entered onto the spreadsheet to create a complete log of the hole.

- For our 2007 exploration season, because we were unable to secure a core drill to advance our drilling program of hard rock prospects, we refocused our efforts on moving forward with the placer drilling plan for the Little Squaw Creek alluvial gold deposit. We implemented a rotary reverse circulation placer drilling program with the objective, to complete the proposed 90-hole 13,000 foot program according to recommendations of independent placer mining consultant Mr. Keener.

The rotary drill was mobilized to Chandalar over the winter trail in March 2007. Drilling started on June 18th on the Spring Creek site after being delayed by some mechanical problems with the drill. The Spring Creek site quickly thawed and became too muddy to operate in. Four holes were attempted in Spring Creek, but all flooded out. The drill was then moved to Little

Squaw Creek were 107 holes were drilled throughout the summer. The drill was moved to the lower reaches of Big Squaw Creek on September 14th and drilled two scout holes. The drilling season ended on September 16th, and the drill was demobilized to Fairbanks on September 23rd using a Hercules C-130 cargo aircraft.

Due to generally favorable seasonal drill conditions, we exceeded our goal of 90 drilled holes and a total of 13,000 feet. We drilled 113 holes for a total of 15,535 feet of drill samples on the property during the 2007 summer field season (see table 3 below).

Table 3 - CHANDALAR 2007 Drilling Statistics Summary

Exploration Targets	Planned Number of Drill Lines	Planned Number of Holes	Planned Total Footage (feet)	Number of Holes Collared Holes	Completed Footage	Number of Abandoned Holes
Little Squaw Creek (Bench)	7	70	10,000	107	14,985	20
Spring Creek	2	10	1,500	4	168	4
Big Squaw Creek	2	10	1,500	2	382	1
Total	11	90	13,000	113	15,535	25

Twenty-five drill holes did not reach bedrock and were abandoned due to caving or ground swelling or were terminated at the full extent (210 feet) of the available drill rod. None of the four Spring Creek holes that were attempted penetrated sufficiently to test the exploration target. A few traces of gold were found in the drill samples. The two scout holes drilled on Big Squaw Creek found non-economic levels of gold scattered through the fluvial gravel, and it appears to be concentrated in greater amounts at depth. The Big Squaw Creek drill holes did not reached bedrock, and it is questionable whether any in Spring Creek did either.

On Little Squaw Creek, seventy-three drill holes intersected the "Pay Horizon" (the mineralized stratum of gravel from which significant or potentially economic quantities of gold can be recovered). Some of those holes did not completely penetrate it. The Pay Horizon thickness-weighted average recoverable gold grade for the 73 drill holes is 0.0247 ounces per bank cubic yard. This equates to $22.27 per cubic yard (yd3) over a thickness of 83 feet (28 yards) using the current gold price of about $900/oz (see table 4 and Maps 4, 5 and 6 below). We believe the order of magnitude of drilled mineralized material is in the many millions of cubic yards, and that the drill sample results confirm our opinion that we have discovered an industrial-scale (capable of producing +25,000 oz gold per year) placer gold deposit of potential commercial significance. Spatial limits and overall grade of the gold-bearing gravels containing the potentially economic Pay Horizon have not yet been determined. The placer gold deposit remains open for expansion in three directions.

Table 4 – Chandalar, Little Squaw Creek 2007 Reverse Circulation Drill Hole Sample Results

2007 Placer Drilling Program

Little Squaw Creek Summary of Drill Hole Cut Pay Grades

As of February 15, 2008

Reverse Circulation Drilling

Pay Grade = $ value per bcy of extractable gold

bcy = bank cubic yards (in situ)

All nuggets > 150 mg cut to 150 mg

Valuations use gold recovered @ 850 fine

Table at Gold Price = $900/oz

Drill Line Mineralized Material Summary

Line	Number Of Drill Holes With Pay Grade	Bedrock Or Hole Depth (ft) Average	Glacial or Gravel Overburden Thickness (ft) Average	Fluvial (Stream) Gravel Thickness (ft) Average	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Comments
1.2	5	111.0	50.0	58.0	0.0135	$ 12.15	800' gap in center of line
2	4	175.0	65.5	110.5	0.0173	$ 15.59	570' gap in center of line
3	11	154.4	70.6	84.0	0.0347	$ 31.25	
4	16	150.5	71.3	79.1	0.0249	$ 22.41	
4.4	1	118.0	55.0	105.0	0.0165	$ 14.88	
4.6	1	165.0	45.0	120.0	0.0259	$ 23.27	West limit defined. Lines 4.7 & 4.8 only traces gold
5	4	126.3	37.5	88.8	0.0156	$ 14.05	200' gap in center of line. West limit defined. Hit cavities - old mine workings?
6	2	83.3	15.0	68.3	0.0107	$ 9.63	
7	4	109.3	16.3	96.3	0.0307	$ 27.59	West limit defined
8	7	154.0	44.3	104.1	0.0263	$ 23.65	
8.6	3	97.3	45.0	34.0	0.0214	$ 19.26	Hit cavities - old mine workings
9	4	125.0	45.0	82.0	0.0349	$ 31.42	
9.9	1	118.0	5.0	115.0	0.0089	$ 8.01	
10	10	143.6	59.3	72.9	0.0226	$ 20.37	Hit cavities - old mine workings
Weighted Avg. =	73	139.4	54.8	82.6	**0.0247**	**$ 22.27**	
Yards =		46.5	18.3	27.5			

Drill Line 1.2 (1,345 feet long)

Line	Number Of Drill Holes With Pay Grade	Bedrock Or Hole Depth (ft) Average	Glacial or Gravel Overburden Thickness (ft) Average	Fluvial (Stream) Gravel Thickness (ft) Average	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Comments
9 East	85.0	70.0	15.0	0.0028	$ 2.52		
7 East	85.0	50.0	35.0	0.0110	$ 9.89		
5 East	100.0	40.0	60.0	0.0238	$ 21.39	10' @ $82.36	
3 East	130.0	50.0	65.0	0.0049	$ 4.43		
1 East	115.0	55.0	55.0	0.0068	$ 6.08		
1	125.0	55.0	75.0	0.0189	$ 16.98	10' @ $73.85	Includes 5' of bedrock
5 Hole Average =	111.0	50.0	58.0	**0.0135**	**$ 12.15**		800' separates hole 1 from hole 18
Yards =	37.0	16.7	19.3				
18	95.0	55.0	40.0	0.0031	$ 2.82		No bedrock

Drill Line 2 (1,225 feet long)

Line	Number Of Drill Holes With Pay Grade	Bedrock Or Hole Depth (ft) Average	Glacial or Gravel Overburden Thickness (ft) Average	Fluvial (Stream) Gravel Thickness (ft) Average	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Comments
6 East	70.0	64.0	16.0	0.0052	$ 4.67		
4 East	97.0	56.0	42.0	0.0070	$ 6.32		
2 East	105.0	49.0	57.0	0.0184	$ 16.53		
8	189.5	68.0	122.5	0.0179	$ 16.11	10' @ $118.81	
10	195.5	72.0	124.5	0.0155	$ 13.97	5' @ $87.93	
12	210.0	73.0	138.0	0.0180	$ 16.22	15' @ $67.61	Also 5' @ $75.96; No bedrock
4 Hole Average =	175.0	65.5	110.5	**0.0173**	**$ 15.59**		570' separates hole 2E from hole 8
Yards =	58.3	21.8	36.8				
15	200.0	75.0	126.0	0.0066	$ 5.96		
19	200.0	75.0	126.0	0.0066	$ 5.97		No bedrock

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 3 (1,400 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft)	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
12 East	97.5	70.0	30.0	0.1057	$ 95.13	10' @ $233.14	Secondary channel?
9 East	114.0	89.0	25.0	0.0555	$ 49.94	5' @ $221.97	Only pay interval in hole.
7 East	128.0	74.0	54.0	0.1613	$ 145.17	5' @ $1,366.06	No nugget effect
5 East	138.0	64.0	74.0	0.0385	$ 34.65	15' @$82.94	
3 East	147.0	49.0	98.0	0.0219	$ 19.67	5' @ $94.36	
1	159.0	48.0	111.0	0.0219	$ 19.74	10' @ $88.60	
3	174.0	63.0	111.0	0.0308	$ 27.75	5' @ $85.20	Also 5' @ $71.66
5	165.0	64.0	101.0	0.0195	$ 17.52	5' @ $77.32	Also 5' @ $72.82
7	173.0	82.0	91.0	0.0171	$ 15.35	10' @ $74.22	
9	193.0	88.0	105.0	0.0167	$ 15.03	5' @ $86.65	
12	210.0	86.0	124.0	0.0218	$ 19.61	15' @ $96.02	No bedrock
11 Hole Average =	154.4	70.6	84.0	**0.0347**	**$ 31.25**		
Yards =	51.5	23.5	28.0				
15.5	210.0	110.0	100.0	0.0023	$ 2.07		Last interval = 5' @ $34.64; No bedrock

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 4 (1,070 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft)	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy	Comments
5 East	75.0	60.0	15.0	0.0874	$ 78.68		Incl. 5' bedrock; Secondary channel?
1 East	85.0	45.0	40.0	0.0827	$ 74.39	25' @ $94.32	
1	115.0	63.0	52.0	0.0233	$ 20.97		
2	136.0	65.0	71.0	0.0300	$ 27.03		
3B	149.0	60.0	89.0	0.0432	$ 38.90	20' @ $80.45	Also 5' @ $135.14
4	150.0	75.0	75.0	0.0221	$ 19.88		
5	157.0	72.0	85.0	0.0075	$ 6.71		
6	172.0	65.0	107.0	0.0347	$ 31.26	10' @ $89.82	Uncut = 10' @ $602.58; Also 5' @ $104.28
7	188.0	83.0	105.0	0.0245	$ 22.08	10' @ $128.17	Uncut = 10' @ $228.03; Also 5' @ $104.20
8	193.0	75.0	118.0	0.0024	$ 2.13		
9	186.0	75.0	111.0	0.0134	$ 12.08	5' @ $90.53	
10	168.0	70.0	96.0	0.0082	$ 7.41		
11	149.0	85.0	64.0	0.0186	$ 16.77	10' @ $67.68	
12	155.0	83.0	72.0	0.0168	$ 15.09	10' @ $70.18	
13	162.0	85.0	77.0	0.0686	$ 61.71	10' @ $346.70	Uncut = 10' @ $707.52
14	168.0	80.0	88.0	0.0099	$ 8.88		
16 Hole Average =	150.5	71.3	79.1	**0.0249**	**$ 22.41**		
Yards =	50.2	23.8	26.4				
15	158.0	80.0	78.0	0.0052	$ 4.71		

Drill Line 4.4 (Single hole)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
3	118.0	55.0	105.0	**0.0165**	**$ 14.88**		

Drill Line 4.6 (330 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
3	165.0	45.0	120.0	**0.0259**	**$ 23.27**	25' @ $212.15	
Yards =	55.0	15.0	40.0				
5	110.0	50.0	60.0	0.0015	$ 1.37		
7	85.0	70.0	15.0	0.0095	$ 8.57		
9	70.0	55.0	15.0	0.0046	$ 4.10		

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 4.7 (Single hole)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
3	150.0	15.0	135.0	0.0031	$ 2.81		Includes 5' of bedrock

Drill Line 4.8 (Single hole)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
3	145.0	20.0	105.0	0.0028	$ 2.51		Does not include botton 15' of gravel

Drill Line 5 (600 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft)	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy	Comments
5 East	110.0	50.0	60.0	0.0134	$ 12.05		
3 East	145.0	40.0	105.0	0.0311	$ 27.96	15' @ $88.44	Includes 5' of bedrock
1B	135.0	35.0	100.0	0.0067	$ 6.06		No bedrock. Hit cavities - old mine work
2B	115.0	25.0	90.0	0.0089	$ 8.04		
4 Hole Average =	126.3	37.5	88.8	**0.0156**	**$ 14.05**		200' separates hole 3E from hole 11B
Yards =	42.1	12.5	29.6				
1	43.0	0.0	43.0	0.0048	$ 4.28		Incomplete hole
2	55.0	40.0	15.0	0.0021	$ 1.91		Incomplete hole
3	67.0	30.0	37.0	0.0104	$ 9.38		Incomplete hole
3B	105.0	40.0	65.0	0.0029	$ 2.57		
4	68.0	0.0	68.0	0.0000	$ -		Incomplete hole. Traces Au
4B	95.0	0.0	95.0	0.0000	$ -		Traces Au
5	85.0	0.0	85.0	0.0000	$ -		Traces Au. Clayey sediments
6	60.0	0.0	60.0	0.0000	$ -		Clayey sediments
7	65.0	0.0	65.0	0.0000	$ -		Clayey sediments

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 6 (50 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	135.0	20.0	115.0	0.0130	$ 11.73	5' @ $146.81	Includes 5' bedrock
2	115.0	25.0	90.0	0.0077	$ 6.95	5' @$67.42	
2 Hole Average =	83.3	15.0	68.3	**0.0107**	**$ 9.63**		
Yards =	27.8	5.0	22.8				

Drill Line 7 (400 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft)	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy	Comments
3 East	111.0	25.0	88.0	0.0177	$ 15.93	10' @ $85.57	Includes some bed rock
2 East	107.0	30.0	80.0	0.0478	$ 43.02	20' @ $82.53	Includes some bed rock
1 East	125.0	5.0	126.0	0.0381	$ 34.29	30' @ $73.12	Includes some bed rock
1	94.0	5.0	91.0	0.0178	$ 16.02	5' @ $142.89	Includes some bed rock
4 Hole Average =	109.3	16.3	96.3	**0.0307**	**$ 27.59**		
Yards =	36.4	5.4	32.1				
2	92.0	0.0	90.0	0.0002	$ 0.20		
3	105.0	15.0	90.0	0.0019	$ 1.70		
4	96.0	5.0	85.0	0.0007	$ 0.59		

Drill Line 8 (350 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel (oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	150.0	30.0	120.0	0.0111	$ 9.99		No bedrock
2	128.0	20.0	110.0	0.0794	$ 71.46	20' @ $162.21	Also 10' @ $112.66; Includes some bed rock;
3	176.0	65.0	113.0	0.0269	$ 24.21	15' @ $78.01	Also 5' @ $55.18; Includes some bed rock
4B	194.0	60.0	136.0	0.0206	$ 18.54	10' @ $68.00	Also 5' @ $65.46; Includes some bed rock
5	155.0	65.0	90.0	0.0090	$ 8.10		No bedrock
6B	155.0	20.0	95.0	0.0128	$ 11.52		Includes some bed rock
7	120.0	50.0	65.0	0.0188	$ 16.92	5' @ $94.38	Includes some bed rock
7 Hole Average =	154.0	44.3	104.1	**0.0263**	**$ 23.65**		
Yards =	51.3	14.8	34.7				

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 8.6 (150 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	97.0	45.0	5.0	0.0163	$ 14.67		Hit cavity - old mine workings
2	95.0	40.0	45.0	0.0229	$ 20.61	10' @ $67.14	
3	100.0	50.0	52.0	0.0206	$ 18.54	5' @ $98.02	Includes some bed rock
3 Hole Average =	97.3	45.0	34.0	**0.0214**	**$ 19.26**		
Yards =	32.4	15.0	11.3				

Drill Line 9 (200 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	104.0	35.0	71.0	0.0178	$ 16.02	5' @ $167.52	Includes some bed rock
2	118.0	40.0	80.0	0.0926	$ 83.36	10' @ $579.92	Also 5' @ $162.06; Includes some bed rock
3	139.0	55.0	86.0	0.0124	$ 11.16		
4	139.0	50.0	91.0	0.0188	$ 16.92		Includes some bed rock
4 Hole Average =	125.0	45.0	82.0	**0.0349**	**$ 31.42**		
Yards =	31.3	11.3	20.5				

Drill Line 9.9 (Single hole)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Gravel Overburden Thickness (ft) Channel	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	118.0	5.0	115.0	**0.0089**	**$ 8.01**		

Table 4 – Chandalar, Little Squaw Creek 2007 Drill Hole Sample Results, Continued:

Drill Line 10 (500 feet long)

Drill Hole Number	Bedrock Or Hole Depth (ft)	Glacial Overburden Thickness (ft)	Fluvial (Stream) Gravel Thickness (ft)	Pay Grade For Fluvial Gravel oz gold/(bcy) CUT	Pay Grade For Fluvial Gravel ($/bcy) CUT	Pay Grade Includes Best Intercept Over $50.00/bcy ($bcy)	Comments
1	79	50.0	81.0	0.0027	$ 2.43		Includes some bed rock
2	120.0	45.0	77.0	0.0097	$ 8.73		Includes some bed rock
3	148.0	55.0	70.0	0.0192	$ 17.28		Includes some bed rock
4	161.0	65.0	90.0	0.1061	$ 95.49	30' @ $182.01	Also 5' @ $151.10; Includes some bedrock
5	161.0	80.0	83.0	0.0111	$ 9.99		Includes some bed rock
6	167.0	88.0	73.0	0.0122	$ 10.98		No bedrock; hit caves - old mine workings
7	200.0	70.0	105.0	0.0107	$ 9.63		No bedrock
8	175.0	75.0	50.0	0.0128	$ 11.52		Includes some bed rock
9	90.0	40.0	50.0	0.0011	$ 0.99		No bedrock; hole abandoned
10	135.0	25.0	50.0	0.0202	$ 18.18		No bedrock
10 Hole Average =	143.6	59.3	72.9	**0.0226**	**$ 20.37**		
Yards =	47.9	19.8	24.3				

Map 4 – 2007 Drill Hole Pattern in Little Squaw Creek Channel and Alluvial Fan



N
POSSIBLE
BENCH
CHANNEL
LINE
SC-1
SPRING
CREEK
BASELINE
Little Squaw Creek
LINE
1.2
LINE
2
POSSIBLE
BENCH
CHANNELS
BURIED
FLUVIAL
FAN
LINE
3
LINE
4
LINE
4.6
LINE
5
ANCIENT
CANYON
BASE
HUB
GREENSTONE
SILL
LINE
6
LINE
7
USLM
1999
LINE
8
FLUVIAL
CHANNEL
MELLO
BENCH
(historic prod.
30,000 oz. @
0.96 oz/yd)
LINE
8.6
LINE
9
LINE
9.9
LINE
10
water
ditch
GOLDRICH MINING COMPANY
Reverse -circ drill hole
500 ft
Prepared for
Little Squaw Gold Mining Co.
Compiled by
J C Barker, Consulting Geologist CPG
LITTLE SQUAW CREEK
2007 PLACER DRILL PROGRAM AND GEOLOGY
REV. 11-25-07

Map 5 – Example of Little Squaw Creek Drill hole and Gold Recovery Cross Section across the Alluvial Fan



LINE 4-TOTAL Little Squaw Creek
WEST
EAST
COLLAR ELEVATION (FEET)
BASE LINE
LITTLE SQUAW CREEK
GLACIAL SEDIMENTS
FLUVIAL
BEDROCK
BEDROCK
H-15
H-14
H-13
H-12
H-11
H-10
H-9
H-8
H-7
H-6B
H-5
H-4
H-3B
H-2
H-1
H-1E
H-5E
mg gold per 5 ft interval
6-10 mg
11-39
≥40
surface
glacial
fluvial
bedrock
y=2
x=1
REV 11-12-07
NOTE: gold contents represented above by drill-interval are based on physical weighing of recovered gold particles
Prepared for:
Goldrich Mining Co.
Compiled by:
J C Barker Consulting Geologist CPG

Map 6 – Example of Little Squaw Creek Drill Hole and Gold Recovery Cross Section across the Channel Gulch Portion)


LINE 8
Little Squaw Creek
WEST
EAST
COLLAR ELEVATION (FEET)
BASE LINE
H-7
H-6B
H-5
H-4B
H-3
H-2
road
H-1
LITTLE SQUAW CREEK
MIXED FLUVIAL & GLACIAL SEDIMENTS
BEDROCK
mg gold per 5 ft interval
6-10 mg
11-39
≥40
surface
glacial
fluvial
bedrock
y=2
x=1
Prepared for:
Goldrich Mining Co.
Compiled by:
J C Barker Consulting Geologist CPG
NOTE: gold contents represented above by drill-interval are based on physical weighing of recovered gold particles
REV 11-15-07

All the drill lines are perpendicular to the water channel flow and linear direction of the gently northward sloping gravel deposits. The borehole pattern involved ten lines spaced 500 feet apart that cross the gravel Pay Horizon (the mineralized stratum of gravel from which significant or potentially economic quantities of gold can be recovered) at right angles, with the holes drilled at 50- to 100-foot intervals along the lines. Substrate borehole samples were collected continuously every five feet and processed via a sophisticated sample-reduction process that recovers the native gold contained in the drill cuttings. A total of 3,031 drill samples were collected and processed as described above with the drill hole sample summary results presented in Table 4.

Based on a publicly available February 2002 government study, we believe the value of the placer gold gravels at Chandalar falls within potentially economically extractable limits. U.S. Bureau of Land Management (BLM) Alaska Technical Report 38 is titled, “Economic Prefeasibility Studies of Mining in the Koyukuk Mining District, Northern Alaska.” The Koyukuk mining district lies immediately west of the Chandalar mining district within the same mountain range. According to economic modeling in the report, placer mines having access and geology similar to the Little Squaw Creek deposit, required a recoverable metal value of $4.62/yd3 to be economic, based on a Discounted Cash-Flow Rate-of-Return calculation using a 15% discount rate. The BLM report states dollar values in loose cubic yards (mined), whereas the Company states the recoverable gold value in bank cubic yards (in ground). If a normal expansion factor of 30% is applied to convert bank to loose cubic yards, then an estimated recoverable metal value of about $6.01 would be required to yield a 15% return on investment. The inflation-adjusted amount is $8.27 yd3 in today’s dollars (Bureau of Labor Standards Indices — Producer Price Index Industry Data for Construction, Sand, and Gravel Mining). The size of the Little Squaw Creek deposit and the scale of a potential mining operation there would exceed any of those in the BLM study, and would gain economies of scale not reflected in the BLM study.

We believe our Little Squaw Creek alluvial gold deposit discovery is the first of its kind in Alaska. Our geologists characterize it as an aggradational placer gold deposit. Although unique in Alaska, many similar deposits exist in neighboring Siberia in what is known as the Central Kolyma Area where cumulative past gold production is said to be on the order of 77 million ounces. All other alluvial gold deposits in Alaska are commonly referred to as bedrock placer gold deposits. Aggradational alluvial gold deposits contain gold particles disseminated through thick sections of stream gravels in contrast to bedrock placer

deposits where thin but rich gold-bearing gravel pay streaks rest directly on bedrock surfaces (see maps 5 and 6). Aggradational placer gold deposits are generally more conducive to bulk mining techniques incorporating economies of scale than are bedrock placer gold deposits.

The plan view of the Little Squaw Creek gold deposit (see map 4) shows it to be somewhat funnel-shaped. The deposit has been divided into two distinct geomorphological zones: a Channel (aka Gulch), or narrower portion, and a Fan, or apron portion. A thick paleo-Channel (Gulch) deposit of mineralized gravel is defined by drill lines 5 through 10 in the upper reaches of Little Squaw Creek. It is dammed by a subterranean band, or ledge, of erosionally resistant greenstone that it breached sometime in the past, disgorging itself northward to become a broad alluvial Fan (similar to a fossilized delta). This wide, thick fan of gold-bearing stream gravels is defined by drill lines 1.2 through 4, where it is buried under gold-barren glacial sediments. The Fan portion of the deposit averages 83 feet thick (28 yards) and it is overlain by glacial overburden (mud, sand and cobbles) containing sparse gold values that average 58 feet (19 yards) thick. The drilling results from lines 3, 4 and 5 also indicate that a younger gold-bearing stream channel possibly overlies the Fan along its east side. All these unconsolidated sedimentary strata lay on schist bedrock. The drilling does not define the limits of the Fan, nor of the overlying more recent channel deposits. The system of gold-bearing fan gravels is open to expansion to the north, east and west.

Conceptual Scoping Study on Chandalar Alluvial Deposit

We commissioned a Conceptual Economic Scoping Study to determine if the value of our alluvial gold deposit on Little Squaw Creek might fall within economically extractable limits. Mr. Paul Martin was retained to make an order of magnitude economic scoping of a preliminary surface mine plan he also designed. Mr. Martin is a consulting, Nevada state licensed and registered mining engineer who has Alaska placer gold mining expertise.

Subsequent to the end of the year, we received Mr. Martin's report titled "Scoping Evaluation of Surface Gold Placer Deposit – An Order of Magnitude Economic Evaluation – Measured and Indicated Resources", April 20, 2008 The study's conclusion says that the gold-bearing gravels on Little Squaw Creek may contain 216,600 ounces of recoverable gold that might be profitably extracted at current gold prices ($900 per ounce). Engineer Martin's conceptual study recommends conducting in-fill development drilling to define ore reserves, pending a positive Preliminary Feasibility Study. Substantial additional sampling, drilling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC Industry Guide 7 criteria, and no assurance can be given that any such reserves will eventually be defined for the Little Squaw Creek alluvial gold deposit. Mr. Martin's report can be found on our website at www.goldrichmining.com

It is management's opinion that we have discovered a commercially viable, industrial-scale alluvial gold deposit that is geologically unique to Alaska but similar to big alluvial gold deposits being mined in neighboring Siberia. We have defined more than eight million cubic yards of near-surface gold-bearing gravels where we believe we can gain the economies of scale in a surface bulk-mining operation. We believe the deposit can be substantially expanded through additional drilling and that an increase in its size could significantly increase projected profitable mine life while decreasing unit costs. We believe that this alluvial gold deposit can be streamlined into production because it does not require the use and permitting of milling and chemicals in the gold recovery process.

In making these statements, we do not purport to have a U.S. Securities and Exchange Industry Guide 7 compliant mineral reserve at Chandalar. We do, however, believe that the quantity of mineralized material as defined in the conceptual scoping study falls within the definition of resource classifications by the Canadian Institute of Mining.

We are proceeding with more in-depth engineering studies as we prepare to carry out Mr. Martin's recommended drilling program, which we intend to finance by a private placement offering. Should we be unsuccessful in that financing effort, the drilling program will of necessity be deferred until sufficient funds can be raised.

Livengood Bench, Alaska

On December 28, 2007, we entered into an Exclusivity Agreement ("the Agreement") on the Livengood Bench placer gold mine in Alaska. The Livengood Bench property is located 75 miles north of Fairbanks, Alaska and has paved-road access. The mine has produced over 400,000 ounces of placer gold, but was placed on care and maintenance in 2000 due to low gold prices. The existing database indicates the presence of 12.8 million cubic yards of gold-bearing alluvium (gravel) believed to contain about 355,000 ounces gold. The exclusivity fee under the Agreement was $100,000. The Agreement afforded us the exclusive right to conduct a comprehensive analysis of the property, make commercial viability studies and possibly enter into a definitive agreement for the purchase of the property. On February 15, 2008, our Board of Directors heard a report by a due diligence and commercial scoping committee organized for the purpose of evaluating the Livengood Bench property. The Board of Directors concluded the property was not a suitable investment for Goldrich. We then canceled the Exclusivity Agreement and released our potential interest in the property.

Marisol Property, Sonora State, Mexico

On November 27, 2007 we acquired the Marisol gold exploration property in Mexico near the U.S. border. It is located in northern Sonora State, 130 miles south of Tucson, Arizona, and 8 miles from the principal highway between Nogales and Hermosillo, Sonora.

We have formed and registered a wholly owned subsidiary, Minera LSG, S.A. de C.V. ("Minera LSG"), to hold our assets in Mexico. Its only current asset is the Marisol property, which consists of four contiguous federal mineral concessions, or mining claims, owned in common by Mexican nationals. The claims collectively cover 1,411 acres. Our rights to the property are secured by a mineral lease and purchase option agreement with the owners titled "Contract for Unilateral Pledge of Sale, Constitution and Guarantee Pledge Concessions on Ownership of Mining". Minera LSG can acquire 100 percent of the Marisol property mineral rights by making staged semi-annual payments totaling $2,500,000 over five years ending on October 22, 2012. A residual 1.25 percent net smelter return royalty may be purchased for $1,500,000. A second agreement requires annual payments to surface owners for access, water usage, and rights to explore and develop the property. Payments made under these agreements during 2007 totaled $51,750. In addition, a finder's fee of $10,000 was paid in the form of the Company's common stock to an independent party.

Management believes that acquisition of this drill-ready property is another example of our commitment to building value for our investors by focusing on highly prospective gold exploration assets concurrently with our diversification across politically supportive jurisdictions in the Americas. Specifically, Mexico combines favorable geology with stable political, social, and economic factors. Mexico has a thirty-four percent (34%) National Income Tax rate, but imposes no State Mining Tax Royalties and allows comparatively liberal depreciation of mining assets for the purposes of calculating the net tax due. The ability to work year-round in Mexico will counterbalance the seasonal campaigns on our Alaska property.

The favorable geological environments in Mexico, and Sonora State, in particular, provide many precious-metals exploration opportunities. Marisol lies in the Cucurpe Mining District where some 2 million ounces of gold have been produced primarily from epithermal-type deposits. Current gold resources for the district are thought to be on the order of 3 million ounces.

The Marisol gold mineralization occurs adjacent to a major southeast-trending structure termed the "Mojave-Sonora Megashear." The megashear is believed to be a left-lateral transform fault system that stretches from central Sonora to south-central California. A number of gold mines are located along this structure, including La Herridura, the largest producing gold mine in Mexico with reserves of more than 5 million ounces, and the San Francisco mine, which is 12 miles west of Marisol with more than a million ounces of combined gold production and resources.

Marisol exhibits good geologic potential to host bulk-tonnage gold-silver deposits that may be amenable to low-cost open-pit and heap leaching mining methods. Two subparallel, northeast-trending, gold-silver mineralized structures are separated at the surface by 230 feet of argillic/sericite-altered Jura-Cretaceous age siltstone, limy siltstone and clastic sediments. These sediments are similar in texture and composition to some of those hosting the epithermal Carlin Trend (Nevada) gold deposits. They are also similar to those at the Santa Gertrudis mine, 30 miles northeast of Marisol, which produced more than 300,000 ounces of gold from similar northeast-trending structures between 1991 and 1997.

In January 2008, we organized and began an exploration program that included geological mapping, rock and soil geochemical sample surveys and diamond core drilling. Our surface rock samples confirmed good gold values from the mineralized zones. Two samples from the walls of small-scale mining operations conducted in the 1940's returned values of 2.3 and 4.6 ppm gold (0.067 and 0.134 oz Au/t). Chip-channel samples from the surface zone to the southeast returned gold values up to 8.8 ppm gold (0.257 oz Au/t) over 6.5 feet. Old drilling records indicate this mineralization continues to depth. Company geologists have identified two subparallel zones of gold mineralization in the area of old mine workings. These mineralized structures can be traced by intermittent historic small-scale mine excavations along a distance exceeding 1.5 miles. Geologic mapping and geochemical sampling have also disclosed additional areas of hydrothermal alteration and potential mineralization that may be related to mineralized structures not previously recognized.

Our drilling program using a local Mexican drilling contractor was initiated in mid February, 2008 and was terminated on July 8, 2008. Ten holes were drilled for a total of 4,358 feet of the 5,000 feet we had planned to drill. The last hole, MAR-10, was not completed. The drill contractor experienced significant and repetitive mechanical difficulties with its two drill rigs in completing the drill holes to designed depths in a timely manner. However, drill core recovery was very good for all holes completed.

The diamond-core drill holes were part of our program to evaluate the grade and continuity of mineralization near a series of old underground workings. Multiple holes were drilled from some sites in a vertical fan array to define the orientation of the two mineralized structures. The drilling encountered broad zones of hydrothermal alteration (argillic sericite-calcite) and calcite-quartz veinlets of variable density within the formation of Jurassic sedimentary rocks. Multiple intercepts of narrow quartz veins, which commonly carry high-grade precious metal values on the surface, are also observed in the core. Initial results of gold analyses for eight of the ten Marisol drill holes have been received and are presented in table 5.

Table 5 – Marisol, Mexico 2008 Diamond Drill Hole Core Sample Assay Results

DRILL HOLE	FROM (feet)	TO (feet)	INTERVAL (feet)	PPM Au	oz Au/t
MAR-1	83.64	93.48	9.84	3.060	0.098
MAR-1	445.92	455.92	10.00	0.206	0.007
MAR-2	120.38	139.57	19.19	0.566	0.018
MAR-3	102.66	138.91	36.25	1.628	0.052
including:	116.28	133.83	17.55	2.62	0.084
MAR-4	193.03	211.40	18.37	3.784	0.122
including:	197.78	207.46	9.68	5.45	0.175
MAR-4	418.36	438.05	19.69	0.647	0.021
MAR-5	103.32	127.93	24.61	1.486	0.048
including:	118.08	123.00	4.92	4.11	0.132
MAR-5	546.78	569.58	22.80	0.124	0.004
MAR-6	152.52	172.21	19.69	0.530	0.017
MAR-6	250.76	273.40	22.64	0.845	0.027
including:	263.38	267.32	3.94	3.53	0.114
MAR-6	457.56	516.62	59.06	0.274	0.009
including:	506.76	511.68	4.92	2.55	0.082
MAR-7	Hole stopped short of target depth; no significant intercepts.				
MAR-8	275.52	285.36	9.84	0.433	0.014
MAR-8	541.20	560.89	19.69	0.297	0.010

These eight drill holes test about 1,100 feet of strike length along the Marisol structure. The holes were drilled at angles varying from -45° to -90° to assist in determining the dip and potential convergence of two principal mineralized structures. The upper mineralized zone, which is hosted by calcareous siltstone, was encountered in all but one drill hole (hole MAR-7 was lost before attaining the appropriate depth). The upper mineralized structure varies from an apparent true thickness of 9.84 feet reporting 0.433 ppm gold (hole MAR-8), to 36.25 feet thick of 1.628 ppm gold (hole MAR-3), with a weighted average thickness of 19.7 feet, having a grade of 1.60 ppm gold (0.0514 oz Au/t).

The lower mineralized structure is hosted by a medium-grained quartz-feldspar arenite, or sandstone, and was encountered near the bottom of drill holes MAR-1, MAR-5, MAR-6 and MAR-8, which returned values and intervals as reported above. Each of these four drill holes reached the ultimate target depth necessary to penetrate a volcanic rock sequence that lies below the deeper mineralized structure.

Assays are pending for two additional drill holes (MAR-9 and MAR-10) located in the vicinity of the La Jarra workings, which are situated approximately one mile southwest of the Marisol workings. The La Jarra mineralization is hosted by quartz arenite, which coincides with significant gold-silver soil geochemical anomalies.

All drill core samples for this program were split in the field and held under appropriate security prior to transport to the ALS-Chemex preparation laboratory in Hermosillo, Sonora. All gold assays are prepared from the split core using 50-gram aliquots and fire assay with AA finish. Silver and 33 other elements are determined by standard ICP analyses. Neither silver nor the base metals (copper/lead/zinc) occur in significant amounts at the Marisol area; however, silver and the lead sulfide galena, have been identified in rocks from the La Jarra area.

Our geologists and management have not yet made a full analysis of the Marisol technical data generated by our exploration program. Drill results are as yet incomplete. Management's preliminary assessment is the drill cores show that potentially economic grades exist at Marisol, but the mineralization where drill tested may not be sufficiently thick to support bulk mining. Related and separate zones of mineralization identified by geologic mapping and geochemical soil sampling elsewhere on the property remain as open targets for gold deposit discovery. Management intends to make a decision on whether or not to continue work on the property prior to the next lease payment due on October 22, 2008.

Pedra de Fogo, Brazil

In March of 2007, we acquired the Pedra de Fogo gold exploration property in Goias State, south central Brazil.

We relinquished all rights to the Pedra de Fogo property on June 3, 2008. The property was returned to its owners in full compliance with the termination provisions of our mining lease. We retained no interests or liabilities in or associated with this property.

We undertook these measures to conserve our resources, and also because management believes the technical results of the exploration work we completed on the Pedra de Fogo property did not justify keeping it in light of upcoming financial and work obligations contained in the lease.

LEGAL PROCEEDINGS

On February 16, 2007, we filed a civil complaint in the Superior Court for the State of Alaska, Fourth Judicial District, at Fairbanks (Case No. 4FA-07-1131 Civil) against defendant Gold Dust Mines, Inc., and its sole owners, Delmer M. Ackels and Gail E. Ackels, alleging breach of contract, breach of fiduciary duty, trespass, and conversion of gold, information and personal property, and seeking quiet title, ejectment, return of property, and damages, all in relation to a dispute over claims on our Chandalar property. The complaint involves five state mining claims owned by us, covering approximately 160 acres in the Chandalar Mining District of Alaska, hereinafter referred to as the Contested Mining Claims, such Contested Mining Claims consisting of less than 1% of our current total claims at Chandalar.

On October 1, 1989, we entered into a ten-year lease with Gold Dust Mines, Inc. ("Gold Dust Mines"), for certain of our placer mining properties, including some of the Contested Mining Claims. A provision in the lease allowed for its extension for up to forty years more. The lease permitted Gold Dust Mines to use the properties for gold placer mining purposes and to stake claims in the name of Goldrich in exchange for lease and royalty payments. Pursuant to the lease, Gold Dust Mines conducted activities from 1990 into 2003 on the leased placer mining properties, including routinely performing the annual assessment work on all of our Chandalar Traditional state mining claims, as required by the terms of the mining lease. In 1996, pursuant to notice from Gold Dust Mines that it was abandoning placer mining operations on certain properties, the lease was amended to limit Gold Dust Mines' lease to properties along Big Creek and St. Mary's Creek.

We allowed some of our claims to lapse in 2000 for lack of funds to maintain them because for a series of years Gold Dust did not make its annual leasehold payments to us, nor pay to us the annual state rental fees on the claims it had leased from us, as required by the lease. The Ackels did continue doing the mandatory annual assessment work on our remaining claims on our behalf, as required by the lease, through the year 2002 by a verbal understanding with former management effectively extending the lease. In July of 2003, the Ackels located twenty-one 40-acre MTRSC state mining claims on their own behalf in some of the areas previously vacated by us. The area of the claims we had to relinquish in 2000 was largely recovered September of 2003 when we re-staked it with 160-acre MTRSC state mining claims. Some of the Ackels'/Gold Dust's claims are now inliers to our Chandalar mining claim block, and some of those as well are located partially or wholly over five Traditional 40-acre state mining claims continually held by us or our predecessors since 1987. The Ackels conducted seasonal placer gold mining operations on Big Creek during 2005 and 2006 on one of those claims that is now in conflict. The Ackels also conducted placer mining operations on Big Creek in 2007 that may have extracted gold from a second claim in conflict, to be determined by a claim boundary survey yet to be conducted. We maintain that we are the senior locator of all the mining claims where Ackels has overstaked us, and we believe our claims were and continue to be in good legal standing. We intend to maintain and defend our claimholder rights.

We allege that from 1999 through 2002, Gold Dust Mines failed to make its annual lease payments and annual mining claim rental fees to us. As a result, we allege that we were forced to abandon many of our state mining claims, because we did not have enough cash on hand to pay the required rental payment to the State of Alaska. We allege that Gold Dust Mines failed to terminate its agency relationship with us before undertaking the re-staking activities and therefore such activities should have been done in the name of Goldrich pursuant to the lease agreement. Further, we allege that some of the re-staked lands were not available for location because we had previously recorded state claims in that area. Therefore, we allege that these re-stake claims were improper, illegal, and wrongfully made.

We allege that Gold Dust Mines has no interest in those areas of the Contested Mining Claims that Gold Dust improperly, illegally, and wrongfully overstaked. We seek to quiet the title to the Contested Mining Claims and to eject Gold Dust Mines from the Contested Mining Claims. Additionally, we seek compensatory and exemplary damages for Gold Dust Mines' trespass on the Contested Mining Claims, conversion of gold, conversion of information, conversion of personal property, breach of the amended lease agreement, and breach of fiduciary duty arising from the agency relationship created by the amended lease agreement.

Gold Dust Mines has filed a response with the Court denying most of our claims. Motions for Partial Summary Judgments and Oppositions thereto have been lodged by both parties. No judicial Orders granting Summary Judgments have been issued. This legal action is ongoing. The court has set a jury trial date of November 24, 2008. While we expect the court to rule favorably in our behalf, we do not expect a quick resolution to this action. Should an eventual ruling be not in our favor, our ability to execute our exploration plans would not be materially affected; however, we are committed to vigorously defending our title to claims at all of our properties.

Other than routine litigation incidental to our business, there are no pending legal proceedings in which the Company is a party or any of their respective properties is subject. There are no pending legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficiary of more than 5% of the common stock of the Company, or any security holder of the Company is a party adverse to the Company or has a material interest adverse to the Company.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the Over the Counter (OTC) Bulletin Board which is sponsored by the Financial Industry Regulatory Authority. The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The OTC Bulletin Board is not considered a "national exchange."

Our Common stock is traded on the OTC Bulletin Board under the symbol "GRMC". The following table shows the high and low bid information for the Common stock for each quarter of the fiscal years 2006, 2007 and 2008 (to date).

Fiscal Year	High Closing	Low Closing
2006		
First Quarter	$0.80	$0.25
Second Quarter	$1.37	$0.65
Third Quarter	$1.70	$1.10
Fourth Quarter	$1.60	$1.15
2007		
First Quarter	$1.46	$1.04
Second Quarter	$1.21	$0.92
Third Quarter	$1.20	$0.72
Fourth Quarter	$0.84	$0.77
2008		
First Quarter	$0.91	$0.50
Second Quarter	$0.69	$0.30
Third Quarter	$0.36	$0.14

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Holders of Record

As of October 22, 2008 there were 2,933 shareholders of record of our common stock and approximately 1,169 additional shareholders whose shares are held through brokerage firms or other institutions.

Dividends

We have not paid any dividends and do not anticipate the payment of dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

During 2007, we issued 60,000 shares and 100,000 options to purchase shares of our Company's common stock under our Restated 2003 Share Incentive Plan. On January 1, 2008, and again on April 1, 2008, we issued 50,000 options, respectively, under the Restated 2003 Share Incentive Plan, to an investor relations firm as partial compensation for services rendered to the Company. On May 12, 2008, our shareholders approved changes to the 2003 plan, now set forth as the 2008 Equity Incentive Plan, and authorized an additional 4,200,000 shares of the Company's common stock to be issued as stock or stock options. On August 27, we issued 900,000 shares and 1,800,000 options to members of the Board of Directors and officers of the Company to purchase shares of our common stock under the 2008 Equity Incentive Plan. Subsequent to these issues, at October 22, 2008, we have the following options outstanding and available for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	2,415,000	$0.29	1,515,600
Equity compensation plans not approved by security holders	0	0	0
Total	2,415,000	$0.29	1,515,600

Issuer Purchase of Equity Securities

During 2007, neither the Company nor any of its affiliates repurchased common shares of the Company registered under Section R of the Exchange Act.

Sale of Unregistered Securities

All sales of unregistered securities were previously reported in the Company's quarterly and current reports filed with the Securities and Exchange Commission.

AUDITORS REPORT, FINANCIAL STATEMENTS, AND NOTES FOR YEAR ENDED DECEMBER 31, 2007

(Extract from Form 10-KSB for the Period ended December 31, 2007)

TABLE OF CONTENTS

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Little Squaw Gold Mining Company

We have audited the accompanying balance sheets of Little Squaw Gold Mining Company, (An Exploration Stage Company) ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and from inception (March 26, 1959) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little Squaw Gold Mining Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended and from inception (March 26, 1959) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel + Teague P.S.

DeCoria, Maichel & Teague P.S.

Spokane, Washington

April 8, 2008

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
December 31, 2007 and 2006

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,483,885	$ 4,086,897
Restricted cash	31,561	-
Interest receivable	768	-
Prepaid expenses and other assets	185,135	64,476
Deferred financing costs	39,725	-
Total current assets	1,741,074	4,151,373
Property, plant, equipment, and mining claims:		
Equipment, net of accumulated depreciation	898,898	345,235
Mining properties and claims	502,604	332,854
Total property, plant, equipment and mining claims	1,401,502	678,089
Other assets:		
Deferred financing costs	-	83,057
Other assets	103,224	20,901
Total other assets	103,224	103,958
Total assets	**$ 3,245,800**	**$ 4,933,420**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 251,607	$ 71,574
Accrued commissions payable	-	180,720
Accrued liabilities – other	19,831	20,564
Accrued interest payable	5,096	5,096
Capital lease payable – due within one year	-	22,061
Convertible debenture, net of discounts – due within one year	970,358	-
Total current liabilities	1,246,892	300,015
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Convertible debenture, net of discounts	-	824,098
Total long-term liabilities	50,000	874,098
Total liabilities	1,296,892	1,174,113
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 36,444,112 and 29,864,172 issued and outstanding, respectively	3,644,411	2,986,417
Additional paid-in capital	6,847,083	5,172,644
Deficit accumulated during the exploration stage	(8,542,586)	(4,399,754)
Total stockholders' equity	1,948,908	3,759,307
Total liabilities and stockholders' equity	**$ 3,245,800**	**$ 4,933,420**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations

| | Years Ended December 31, | | From Inception (March 26, 1959) Through December 31, 2007 |
	2007	2006	
Revenue:			
Royalties, net	$ -	$ -	$ 398,752
Lease and rental	-	-	99,330
Gold sales and other	-	-	31,441
	-	-	529,523
Expenses:			
Exploration expense	2,640,987	1,152,256	3,858,720
Management fees and salaries	349,750	172,725	1,541,432
Professional services	266,158	125,251	1,207,666
Other general and administrative expense	519,880	243,477	1,042,351
Office supplies and other expense	50,575	13,315	307,911
Directors' fees – cash	20,300	27,800	144,575
Directors' fees – share based	-	44,250	187,450
Mineral property maintenance	17,157	23,462	61,173
Depreciation	162,971	51,568	220,633
Reclamation and miscellaneous	-	-	115,102
Loss on partnership venture	-	-	53,402
Equipment repairs	-	-	25,170
Other costs of operations	-	-	8,030
	4,027,778	1,854,104	8,773,615
Other (income) expense:			
Interest income	(168,302)	(69,092)	(267,841)
Interest expense	283,356	219,392	566,335
Total other (income) expense	115,054	150,300	298,494
Net loss	**$ 4,142,832**	**$ 2,004,404**	**$ 8,542,586**
Net loss per common share – basic	$ 0.12	$ 0.08	
Weighted average common shares outstanding-basic	35,376,426	25,508,227	

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company

(An Exploration Stage Company)

Statements of Changes in Stockholders' Equity (Deficit)

From Inception (March 26, 1959) Through December 31, 2007

		Shares Issued for		Basis of Assignment of Amount For Non-cash	Common stock		Additional Paid-in	Deficit Accumulated During the Exploration	Treasury	
Year	Transaction	Cash	Non-cash Consideration	Consideration	Shares	Par Value	Capital	Stage	Stock	Total
1959	Issuance of shares	X			441,300	$ 44,130				
	Net loss							$ (428)		$ 43,702
1960	Issuance of shares	X			433,780	43,378				
	Net loss							(769)		42,609
1961	Issuance of shares	X			306,620	30,662				
	Issuance of shares	X			25,010	2,501	$ 5,002			
	Net loss							(12,642)		25,523
1962	Issuance of shares	X			111,239	11,124				
	Issuance of shares	X			248,870	24,887	49,773			
	Issuance of shares		Mining leases	Par value of stock issued	600,000	60,000				
	Net loss							(5,078)		140,706
1963	Issuance of shares	X			223,061	22,306				
	Issuance of shares	X			27,000	2,700	5,400			
	Sale of option						110			
	Net loss							(5,995)		24,521
1964	Net loss							(8,913)		(8,913)
1965	Issuance of shares	X			19,167	3,833	1,917			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Net loss							(9,239)		2,505
1966	Issuance of shares	X			29,970	2,997				
	Issuance of shares	X			5,200	520	520			
	Net loss							(7,119)		(3,082)
1967	Issuance of shares	X			3,700	370	740			
	Issuance of shares		Engineering and management fees	Par value of stock issued	24,420	2,442				
	Issuance of shares		Accounting fees		2,030	203	406			
	Net loss							(5,577)		(1,416)
1968	Issuance of shares	X			64,856	6,486	12,971			
	Issuance of shares		Salaries	Price per share issued for	19,980	1,998	3,996			
	Issuance of shares		Directors' fees	cash during period	30,000	3,000	6,000			
	Net loss							(7,322)		27,129

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

		Shares Issued for		Basis of Assignment of Amount For Non-cash	Common stock		Additional Paid-in	Deficit Accumulated During the Exploration	Treasury	
Year	Transaction	Cash	Non-cash Consideration	Consideration	Shares	Par Value	Capital	Stage	Stock	Total
1969	Issuance of shares	X			12,760	1,276	2,552			
	Issuance of shares	X			338,040	33,804	85,432			
	Issuance of shares		Salaries	Approximate price per share	24,000	2,400	4,800			
	Issuance of shares		Consideration for co-signatures	issued for cash during period	50,004	5,000	10,001			
	Net income							2,272		147,537
1970	Issuance of shares	X			1,000	100	400			
	Issuance of shares		Salaries	Price per share issued for cash in prior period	1,500	150	300			
	Issuance of shares		Salaries	Price per share issued for cash in current period	444	44	178			
	Net loss							(8,880)		(7,708)
1971	Issuance of shares	X			13,000	1,300	1,500			
	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	336,003	33,600				
	Net loss							(2,270)		34,130
1972	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	413,997	41,400				
	Issuance of shares		Additional exploratory costs through payment of Chandalar Mining & Milling Co. liabilities	Dollar value of liabilities paid	55,657	5,566	15,805			
	Receipt of treasury stock in satisfaction of accounts receivable and investment in Chandalar Mining & Milling Co.				(125,688)	(12,569)	(977)		$ (13,546)	
	Issuance of shares		Mining claims	Par value of stock issued	2,240,000	224,000			13,527	
	Net loss							(65,175)		208,031
1973	Net loss							(16,161)		(16,161)
1974	Net loss							(13,365)		(13,365)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1975	Net loss							(15,439)		(15,439)
1976	Net loss							(5,845)		(5,845)
1977	Issuance of shares		Purchase of assets of Mikado Gold Mines	Par value of stock issued	1,100,100	110,010				
	Net loss							(15,822)		94,188
1978	Issuance of shares		Mining claims	Par value of stock issued	400,000	40,000				
	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	3,200			
	Issuance of shares		Management fees, notes payable, and accrued interest	Approximate market price per share	109,524	10,952	8,762			
	Net loss							(39,144)		27,770
1979	Net loss							(18,388)		(18,388)
1980	Net loss							(34,025)		(34,025)
1981	Net loss							(32,107)		(32,107)
1982	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	20,000			
	Net loss							(70,165)		(46,165)
1983	Net loss							(10,416)		(10,416)
1984	Net loss							(63,030)		(63,030)
1985	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	12,000			
	Net loss							(78,829)		(62,829)
1986	Issuance of shares	X			44,444	4,444	5,556			
	Net loss							(32,681)		(22,681)
1987	Issuance of shares		Officer salary		166,000	16,600	18,500			
	Issuance of stock option		Legal fees	Approximate market price per share			12,360			
	Issuable shares		Directors' fees				4,095			
	Issuance of stock option		Equipment	Value of equipment			60,000			
	Net loss							(48,057)		63,498

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1988	Issuance of shares		Officer salary		194,444	19,444	(1,944)			
	Issuance of stock option		Legal fees	Approximate market price per share			6,200			
	Issuable shares		Directors' fees				1,080			
	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	58,860	5,886	(5,886)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	19,500	1,950	(1,950)			
	Net loss							(46,961)		(22,181)
1989	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	68,888	6,889	(6,889)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	12,000	1,200	(1,200)			
	Net loss							(59,008)		(59,008)
1990	Net loss							(37,651)		(37,651)
1991	Issuance of shares		Directors' fees	Approximate market price per share	24,000	2,400				
	Purchase of 20,000 treasury shares	X							(1,500)	
	Net loss							(42,175)		(41,275)
1992	Purchase of 32,000 treasury shares	X							(1,680)	
	Net loss							(41,705)		(43,385)
1993	Net loss							(71,011)		(71,011)
1994	Issuance of stock option		Officer compensation	Approximate market price per share			6,250			
	Net loss							(43,793)		(37,543)
1995	Issuance of shares		Officer compensation	Approximate market price per share	153,846	15,385	4,615			
	Purchase of 65,000 treasury shares	X							(4,975)	
	Net loss							(30,728)		(15,703)
1996	Net loss							(39,963)		(39,963)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1997	Expiration of stock option						(6,250)			(6,250)
	Net loss							(31,828)		(31,828)
1998	Net loss							(30,681)		(30,681)
1999	Net loss							(57,812)		(57,812)
2000	Net loss							(37,528)		(37,528)
2001	Net loss							(20,007)		(20,007)
	Balances, December 31, 2001				8,468,506	846,850	351,237	(1,221,460)	(8,174)	(31,547)
2002	Net loss							(12,691)		(12,691)
	Balances, December 31, 2002				8,468,506	846,850	351,237	(1,234,151)	(8,174)	(44,238)
2003	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	1,930,130	193,013	19,323			212,336
	Issuance of shares and warrants		To reimburse payment of professional service fees	Fair value of shares issued	150,000	15,000				15,000
	Issuance of shares and warrants	X			1,100,000	110,000	80,310			190,310
	Issuance of treasury shares (50,000)		Officer signing bonus	Fair value of shares issued			4,010		3,490	7,500
	Issuance of shares and warrants		Mining claims	Fair value of shares issued	350,000	35,000				35,000
	Net loss							(221,772)		(221,772)
	Balances, December 31, 2003				11,998,636	1,199,863	454,880	(1,455,923)	(4,684)	194,136
2004	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	824,370	82,437				82,437
	Issuance of shares and warrants		Success award	Fair value of shares issued	887,500	88,750				88,750
	Issuance of shares through warrant exercise ($0.20)	X			1,090,000	109,000	109,000			218,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Shares Issued for: Cash	Shares Issued for: Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock: Shares	Common stock: Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Issuance of shares through warrant exercise of ($0.40)	X			173,611	17,361	52,952			70,313
	Issuance of treasury shares (67,103)		Officer promotion	Fair value of shares issued			2,026		4,684	6,710
	Issuance of stock options		Directors compensation	Intrinsic method			59,200			59,200
	Issuance of shares		Directors compensation	Fair value of shares issued	300,000	30,000	54,000			84,000
	Issuance of shares		Professional services	Fair value of shares issued	90,000	9,000	20,400			29,400
	Net loss							(553,178)		(553,178)
	Balance, December 31, 2004				15,364,117	1,536,411	752,458	(2,009,101)	0	279,768
2005	Issuance of shares		Professional services	Fair value of shares issued	50,000	5,000	9,000			14,000
	Issuance of shares		Professional services	Fair value of shares issued	112,903	11,291	14,678			25,969
	Issuance of shares through warrant exercise	X			75,000	7,500	9,375			16,875
	Issuance of shares		Professional services	Fair value of shares issued	31,400	3,140	2,197			5,337
	Issuance of shares and warrants by private placement	X			500,000	50,000	75,000			125,000
	Issuance of shares and warrants by private placement	X			700,000	70,000	105,000			175,000
	Discount of convertible debenture for value of detached warrant issued		Discount	Fair value of warrant issued			150,000			150,000
	Discount of convertible debenture for beneficial conversion feature		Discount	Intrinsic method			150,000			150,000
	Issuance of warrant for deferred finance costs		Financing costs	Fair value of warrant issued			30,000			30,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Net loss							(386,249)		(386,249)
	Balance, December 31, 2005				16,833,420	1,683,342	1,297,708	(2,395,350)	0	585,700
2006	Issuance of shares and warrants by private placement, net	X			3,895,000	389,500	466,244			855,744
	Issuance of shares and warrants by private placement, net	X			5,600,000	560,000	670,337			1,230,337
	Issuance of shares		Professional services	Fair value of shares issued	25,000	2,500	10,000			12,500
	Issuance of shares		Corporate management exp	Fair value of shares issued	25,000	2,500	7,500			10,000
	Issuance of shares		Investor expense	Fair value of shares issued	25,000	2,500	13,250			15,750
	Issuance of shares		Director's fees	Fair value of shares issued	50,000	5,000	27,500			32,500
	SFAS 123R stock option expense		Compensation expense	Fair value of options issued			58,715			58,715
	Issuance of shares		Interest expense	Fair value of shares issued	48,750	4,875	56,605			61,480
	Issuance of shares through warrant exercise	X			300,000	30,000	60,000			90,000
	Issuance of shares through option exercise	X			50,000	5,000	6,000			11,000
	Issuance of shares and warrants by private placement, net	X			3,012,002	301,200	2,498,785			2,799,985
	Net loss							(2,004,404)		(2,004,404)
	Balance, December 31, 2006				29,864,172	2,986,417	5,172,644	(4,399,754)	0	3,759,307

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2007

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount For Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
2007	Issuance of shares by exercise of Class A warrants, net	X			2,590,000	259,000	518,000			777,000
	Issuance of shares by exercise of Class B warrants, net	X			3,465,194	346,519	869,414			1,215,933
	Issuance of shares by exercise of 2005 Private Placement Warrants, net	X			400,000	40,000	100,000			140,000
	Issuance of shares		Adjustments - other		1,000	100	(100)			
	Issuance of shares		Corporate Management	Fair value of shares issued	50,000	5,000	48,500			53,500
	Issuance of shares		Interest expense	Fair value of shares issued	63,746	6,374	53,626			60,000
	SFAS 123R stock option expense		Compensation expense	Fair value of options issued			78,000			78,000
	Issuance of shares		Mineral properties and claims	Fair value of shares issued	10,000	1,000	7,000			8,000
	Net loss							(4,142,832)		(4,142,832)
	Balance, December 31, 2007				**36,444,112**	**$3,644,410**	**$6,847,084**	**$(8,542,586)**	**$ 0**	**$1,948,908**

The accompanying notes are an integral part of these financial statements.

70

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,		From Inception (March 26, 1959) Through December 31,
	2007	2006	2007
Cash flows from operating activities:			
Net loss	$(4,142,832)	$(2,004,404)	$ (8,542,586)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	162,971	51,568	221,126
Loss on sale of equipment	3,443	-	3,443
Common stock, warrants, and options issued for salaries and fees	53,500	70,750	556,150
Common stock issued for interest	60,000	61,480	121,480
Compensation expense under SFAS 123R for stock option grants	78,000	58,715	136,715
Amortization of discount on convertible debenture for value of warrant	87,951	57,276	150,000
Amortization of discount on convertible debenture for beneficial conversion feature	58,309	57,276	120,358
Amortization of deferred financing costs	43,332	43,332	90,275
Change in:			
Interest receivable	(768)	2,386	(768)
Prepaid expenses and other current assets	(120,659)	(53,748)	(202,385)
Other assets	(82,323)	(14,790)	(103,224)
Accounts payable	180,033	61,765	251,607
Accounts payable, related party	-	-	20,000
Other accrued liabilities	(733)	20,564	19,830
Accrued interest payable	-	(1,479)	5,096
Accrued compensation, related party	-	-	255,450
Accrued commissions payable	(180,720)	180,720	19,323
Convertible success award, Walters LITS	-	-	88,750
Accrued remediation costs	-	-	50,000
Net cash used by operating activities	(3,800,496)	(1,408,589)	(6,739,360)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional and exploratory costs	-	-	626,942
Proceeds from the sale of equipment	324	-	60,324
Purchases of equipment, and unrecovered promotional and exploratory costs	(720,401)	(370,155)	(1,139,857)
Additions to mining properties and claims - direct costs for claim staking and acquisition	(161,750)	(11,813)	(477,354)
Change in restricted cash	(31,561)	-	(31,561)
Net cash used by investing activities	(913,388)	(381,968)	(961,506)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,		From Inception (March 26, 1959) Through December 31,
	2007	2006	2007
Cash flows from financing activities:			
Proceeds from related party debt	-	-	100,000
Payments on related party debt	-	-	(100,000)
Proceeds from issuing convertible debenture	-	-	700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	-	-	150,000
Proceeds allocated to beneficial conversion feature of convertible debenture	-	-	150,000
Payment of financing costs from cash proceeds of convertible debenture	-	-	(100,000)
Proceeds from issuance of common stock in connection with exercise of options and warrants, net of offering costs	2,132,933	101,000	2,233,933
Proceeds from issuance of common stock, net of offering costs	-	4,886,066	6,082,045
Payments on capital lease payable	(22,061)	(992)	(23,053)
Acquisitions of treasury stock		-	(8,174)
Net cash provided by financing activities	2,110,872	4,986,074	9,184,751
Net increase (decrease) in cash and cash equivalents	(2,603,012)	3,195,517	1,483,885
Cash and cash equivalents, beginning of year	4,086,897	891,380	-
Cash and cash equivalents, end of year	**$ 1,483,885**	**$ 4,086,897**	**$ 1,483,885**
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ -	$ 1,597	$ 45,453
Non-cash investing and financing activities:			
Mining claims purchased - common stock	$ 8,000	$ -	$ 43,000
Additions to property, plant and equipment acquired through capital lease	$ -	$ 23,053	$ 23,053
Related party liability converted to common stock	$ -	$ -	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ -	$ -	$ 30,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Little Squaw Gold Mining Company ("Company"), was incorporated under the laws of the State of Alaska on March 26, 1959. The Company is engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. The Company's common stock trades on the NASD OTCBB exchange under the ticker symbol LITS.

The Company is an exploration stage company and has incurred losses since its inception. The Company has no recurring source of revenue and its ability to continue as a going concern is dependent on the Company's ability to raise capital to fund its future exploration and working capital requirements. The Company's plans for the long-term continuation as a going concern include financing the Company's future operations through sales of its common stock and/or debt and the eventual profitable exploitation of its mining properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exploration Stage Enterprise

The Company's financial statements are prepared in according with the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that should eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these financial statements include those assumed in estimating the recoverability of the cost of mining claims, accrued remediation costs, beneficial conversion features of convertible debt, deferred financing costs and deferred tax assets and related valuation allowances. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

For the purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent. At December 31, 2007 and 2006, the Company's cash deposits, held in bank certificates of deposit and money market accounts, exceeded the Federal Deposit Insurance Corporation ("FDIC") limits. At December 31, 2007, included in Cash and cash equivalents were $600,000 of certificates of deposits with original maturities of 90 days or less. The Restricted cash of $31,561 secures a letter of credit issued to guarantee the return of drilling equipment to the vender. The equipment was returned at the conclusion of the 2007 drilling season. The letter of credit expires June 30, 2008, or earlier when canceled due to satisfaction of terms of the return of equipment, at which time the restriction will be removed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Plant, Equipment, and Accumulated Depreciation

Plant and equipment are stated at cost, which is determined by cash paid or shares of the Company's common stock issued. The Company's mill buildings and equipment are located on the Company's unpatented state mining claims located in the Chandalar mining district of Alaska. All mill buildings and equipment purchased prior to 2006 are fully depreciated. The Company's equipment is located at the Chandalar property in Alaska, with a small amount of office equipment located at Company offices in Spokane, Washington. Assets are depreciated on a straight line basis. Of the Company's assets, $691,245 are being depreciated over lives of five years and $421,872 are being depreciated over seven years, resulting in total depreciation expense of $162,971 and $51,568 being recognized for 2007 and 2006, respectively.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 ("FIN No. 48") "Accounting for Uncertainty in Income Taxes". FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes," prescribing a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. In the course of our assessment, we have determined that we are subject to examination of our income tax filings in the United States and state jurisdictions for the 2003 through 2006 tax years. In the event that the Company is assessed penalties and or interest; penalties will be charged to other operating expense and interest will be charged to interest expense.

Net Loss Per Share

Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For years ended December 31,	2007	2006
Stock options	515,000	415,000
Selling agent options	225,900	225,900
Warrants	4,647,807	11,103,001
Convertible debenture	5,000,000	5,000,000
Total possible dilution	10,388,707	16,743,901

At December 31, 2007 and 2006, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Mining Properties and Claims

The Company capitalizes costs for mining properties and claims in accordance with EIFT 04-02, which when applied to the Company, generally requires capitalization of costs of acquiring mineral properties, while costs to maintain mineral rights and leases are expensed as incurred. Exploration costs are expensed in the period in which they occur. Should a property reach the production stage, these capitalized costs would be amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, restricted cash, interest receivable, accounts payable and interest payable approximated their fair values as of December 31, 2007 and 2006. The convertible debenture approximated its fair value after consideration of the fair value of the related embedded beneficial conversion feature of $29,642 and $87,951 and detached warrants of $29,642 and $87,951 for the years ended December 31, 2007 and 2006, respectively.

Deferred Financing Costs

Financing costs incurred in connection with the Company's financing activities are amortized using the effective interest method over the three year life of the financing. For the year ended December 31, 2005, the Company incurred deferred financing costs in the form of $100,000 cash paid and $30,000 of warrants issued to a placement agent in connection with the Company's issue of a convertible debenture. The fair value of the warrants was estimated using the Black-Scholes option pricing model. There was $43,332 of amortization of deferred financing costs included in interest expense for each of the years ended December 31, 2007 and 2006, respectively. The convertible debenture and associated warrants are discussed in Note 5 "Convertible Debenture" of these financial statements.

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. The Company records the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

For non-operating properties, the Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Derivatives

From time to time, the Company enters into transactions which contain conversion privileges, the settlement of which may entitle the holder or the Company to settle obligations by issuance of Company securities. These transactions, the value of which may be derived from the fair value of Company securities, are accounted for in accordance with EITF No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments". Additionally, the Company applies EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Fair value considerations required by these pronouncements is estimated using the Black-Scholes option pricing model. Note 5 "Convertible Debenture" of these financial statements contains details of application of these pronouncements to a Convertible Debenture issued by the Company in 2005. No transactions in 2007 meet the definition of a derivative.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment," using the modified-prospective transition method. Under this transition method, the Company recognized stock-based compensation expense for stock-based awards granted subsequent to the year ended December 31, 2005 in accordance with the provisions of SFAS No. 123R, and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of December 31, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123.

At December 31, 2007 and 2006, the Company had a stock plan for key employees, non-employee directors and management consultants which, is more fully described in Note 6. Management's adoption of SFAS No. 123R resulted in $78,000 and $58,715 of stock-based compensation expense recorded in 2007 and 2006, respectively.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company's fiscal year 2008. The Company is currently evaluating the impact of adopting SFAS 157.

On January 1, 2007, the Company adopted SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The adoption of this Statement had no material impact on the Company's financial position or result of operations.

On January 1, 2007, the Company adopted SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments," which amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and:

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

- Permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
- Clarifies which interest-only strips are not subject to the requirements of SFAS No. 133;
- Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
- Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The Company adopted SFAS No. 155 using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2007. There was no impact on the financial statements as a result of the adoption of SFAS No. 155. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 155.

On January 1, 2007, the Company adopted SFAS No. 156, "Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140". This Statement amended SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. The adoption of this Statement had no material impact on the Company's financial position or results of operations.

The Company adopted FIN No. 48 using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2007. There was no impact on the financial statements as of and for the three months ended March 31, 2007 as a result of the adoption of FIN No. 48. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FIN No. 48.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations," and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has determined that there will be little or no effect on its consolidated financial statements, upon adoption of SFAS No. 141 (R) or SFAS No. 160, due to the absence of noncontrolling interests being held by the Company.

3.   PROPERTY, PLANT, EQUIPMENT AND MINING CLAIMS

Plant and Equipment

Located on the Company's unpatented state mining claims in the Chandalar District are certain buildings, including milling buildings and other mining equipment that are fully depreciated and have no book value. Accordingly, the Company has removed its cost basis and the associated accumulated depreciation from its financial statements.

Equipment

At December 31, 2007 and 2006, the Company's equipment was as follows:

	2007	2006
Exploration equipment	$ 737,313	$ 255,094
Vehicles and rolling stock	337,806	121,952
Office and other equipment	37,998	21,096
Total	**$ 1,113,117**	**$ 398,142**
Accumulated depreciation and amortization	(214,219)	(52,907)
Equipment, net of depreciation and amortization	**$ 898,898**	**$ 345,235**

Mining Properties and Claims

At December 31, 2007 and 2006, the Company's mining properties and claims were as follows:

	2007	2006
Chandalar property and claims	$ 264,000	$ 264,000
2003 purchased claims	35,000	35,000
Unpatented state claims staked	33,854	33,854
Marisol claims	69,750	-
Livengood claims, exclusivity agreement	100,000	-
Total	**$ 502,604**	**$ 332,854**

Subsequent to the end of 2007, the Company's Board of Directors completed its consideration of the Livengood property and determined that its economics was not a compatible investment for the Company. In accordance with that decision, in February 2008, the Company surrendered its exclusivity rights to the Livengood claims and wrote-off the $100,000.

4.   RELATED PARTY TRANSACTIONS

During 2007, the Company engaged a consulting firm owned by its Chief Financial Officer to assist the Company in its compliance with Section 404 of the Sarbanes-Oxley Act of 2002, incurring a total expense of $20,662 to this related party. During 2007 and 2006, Company securities were issued to certain of its officers and a director in connection with the appointment of each person to their respective positions. Full disclosure of issuance of these securities is contained in Note 6.

5.   CONVERTIBLE DEBENTURE

On November 21, 2005, the Company closed a private placement, issuing a 6% Convertible Debenture in the principal amount of $1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. The Debenture is convertible at any time at the option of the holder into shares of Common Stock, $0.10 par value, at $0.20 per share, subject to certain adjustments. The Warrant was exercised on March 8, 2007 to acquire 2,500,000 common shares at an exercise price of $0.30 per share. The Convertible Debenture matures on November 21, 2008. The Convertible Debenture is transferable. The Convertible Debenture contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.50 per share for five consecutive trading days. The Class A Warrant also contained a mandatory conversion provision which granted the Company, at the Company's option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares was sustained at or above $0.75 per share for five consecutive trading days.

In connection with the placement, the Company issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of $0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. Valuation of the Warrant and the associated amortization of deferred financing costs are described in Note 2 of these financial statements.

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, the Company was required to allocate value to the Warrant issued with the Debenture, and to record a discount on the Debenture for the fair value of its beneficial conversion feature. In accordance with EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" the Company recorded a discount in the amount of $150,000. This discount is being amortized over the life of the Convertible Debenture, which resulted in accretion of $58,309 and $57,276 to the Convertible Debenture being recorded as interest expense for the years ended December 31, 2007 and 2006, respectively.

Also, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the Convertible Debenture were accounted for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants".   Under APB 14, the proceeds received from the investor are to be allocated to the Debenture and the Warrant in proportion to their respective fair values. The fair value of the Warrants was estimated using the Black-Scholes option pricing model. The Warrants with a fair value of $150,000 were presented as a component of additional paid-in capital in shareholders' equity. This discount was being amortized over the life of the Convertible Debenture, with the remaining unamortized discount expensed in full when the Warrant was exercised. As a result, amortization of discounts totaling $87,951 and $57,276 were recognized as interest expense for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006 the effect of the Convertible Debenture would have been anti-dilutive. Accordingly, only basic EPS is presented.

6.   STOCKHOLDERS' EQUITY

At December 31, 2003, the Company had one class of $0.10 par value common stock outstanding with 12,000,000 shares available for issue. At a special meeting of shareholders originally convened December 19, 2003, then adjourned to January 23, 2004, (due to the absence of a voting majority necessary to ratify certain proposals), the shareholders voted to increase the Company's authorized shares of common stock to 200,000,000 and to create a class of preferred stock with 10,000,000 shares authorized for issue.

For the year ended December 31, 2007, the Company issued a total of 6,579,940 shares of common stock, including 2,590,000 shares issued for Class A Warrants exercised, for net cash proceeds of $777,000, 3,465,194 issued for Class B Warrants exercised, for net cash proceeds of $1,215,922, 400,000 shares of other warrants exercised, for net cash proceeds of $140,000, 50,000 shares issued to Rodney Blakestad as part of his employment as Vice President of Exploration, 63,746 shares issued for satisfaction of interest on the convertible debenture, 10,000 shares issued to an individual for a finder's fee on acquisition of the Marisol property, and 1,000 shares issued to an existing shareholder to correct Company records related that individual's holdings of our common stock.

Common Stock Issued to Directors, Officers and Management

On February 13, 2006, the Board of Directors of the Company elected Mr. William Schara as a director to fill a director vacancy created by the September 13, 2005 resignation of Mr. Jackie Stephens. In connection with Mr. Schara's election, the Company issued 50,000 shares of Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. As a result, the Company recognized $32,500 of share based expense in 2006 estimated by the fair value of the shares issued, and $20,150 of share based expense estimated by the fair value of the options issued.

On March 1, 2006, the Board of Directors appointed Ted R. Sharp as Chief Financial Officer, Secretary, and Treasurer of the Company. The Company entered into a management consulting contract with Mr. Sharp, engaging him on a part-time basis. In connection with Mr. Sharp's appointment, the Company issued 25,000 shares of Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. As a result, the Company recognized management fees in 2006 of $10,000 of share based expense estimated by the fair value of the shares issued, and $7,600 of share based expense estimated by the fair value of the options issued.

Also on March 1, 2006, the Board of Directors approved the appointment of Mr. Bob Pate as Vice President. The Company entered into a management consulting contract with Mr. Pate, engaging him on a part-time basis. In connection with Mr. Pate's appointment, the Company issued 25,000 shares of Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. As a result, the Company recognized professional service expenses in 2006 of $12,500 of share based expense estimated by the fair value of the shares issued, and $11,750 of share based expense estimated by the fair value of the options issued.

On March 6, 2006, the Company contracted with Ms. Susan Schenk as Manager of Investor Relations to assist in improving awareness of Little Squaw in equity markets. The Company entered into a management consulting contract with Ms. Schenk, engaging her on a part-time basis. In connection with Ms. Schenk's appointment, the Company issued 25,000 shares of Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. As a result the Company recognized in 2006 other general and administrative expenses of $15,750 of share based expense estimated by the fair value of the shares issued, and $19,215 of share based expense estimated by the fair value of the options issued.

6.   STOCKHOLDERS' EQUITY, CONTINUED:

On May 1, 2007 the Board of Directors of the Company appointed Rodney A. Blakestad Vice President of Exploration. In connection with Mr. Blakestad's appointment the Company granted 50,000 shares of Common Stock and 100,000 Stock Options under the Restated 2003 Share Incentive Plan on May 7th, 2007 as part of his employment agreement. As a result the Company recognized $78,000 of share based expense for 2007 using the fair value of the options issued at the date of grant estimated by the fair value of the options issued. .

Common Stock Issued for Property

On November 27, 2007, the Company issued 10,000 common shares under the Revised 2003 Share Incentive Plan to Mr. Steve Hubbard as a finders fee payment related to the acquisition of a mineral exploration property as provided for in a Finder's Agreement dated October 20, 2007. The services were provided in relation to the acquisition of the Marisol mineral exploration property in Sonora State, Mexico. An amount of $8,000 was capitalized to Mining properties and claims in connection with the issuance based on the market price of the shares at the date of issuance.

Common Stock Issued for Interest Expense on Convertible Debenture

On June 1, 2007 and again on December 1, 2007, the Company issued stock to RAB Capital PLC, the holder of the Convertible Debenture, to satisfy interest payment obligations as provided in the Debenture agreement. After calculating the interest due on the Debenture at 6%, the close price of the Company's common stock five (5) business days prior to the interest payment date is used to calculate the number of common shares required to be issued to satisfy the interest obligation. Accordingly, the Company issued 28,767 shares on June 1, 2007 and 34,979 shares on December 1, 2007. Interest expense of $60,000 was recorded for 2007 in connection with the issuance based on the value of the shares issued.

Private Placements

On January 31, 2006, the Company closed the first tranche of a private placement of 3,895,000 units, at a price of $0.25 per unit for gross proceeds of $973,750. Each unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

On February 24, 2006, the Company closed the second tranche of an additional 5,600,000 units, at a price of $0.25 per unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total units sold to 9,495,000, including an oversubscription of 1,495,000 units which had been approved by the Board of Directors on February 13, 2006. Each unit consisted of one share of the registrant's common stock and one half of one (1/2) Class B Warrant. The units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent to 949,500.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6.   STOCKHOLDERS' EQUITY, CONTINUED:

On December 27, 2006, the Company closed on a private placement of 3,012,002 units, at a price of $1.00 per unit for gross proceeds of $3,012,002. Each unit consisted of one share of common stock and one half of one (1/2) Class C Warrant. Each whole Class C Warrant is exercisable to acquire one additional share of common stock at an exercise price of $1.50 per share during a one-year period commencing on the Closing Date. Additionally, each Class C Warrant contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $2.00 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid Agents' commissions and finder's fees of $180,720, or 6% of the gross proceeds. In addition, the Company issued Agent options to purchase additional units for one year from date of issuance, of up to 5% of the units sold, totaling 150,600 options to purchase additional units which, if fully exercised and converted, would result in additional proceeds to the Company of $263,550 and issuance of 225,900 shares of common stock.

Stock Warrants:

For the years ended December 31, 2007 and 2006, the Company had the following types of stock purchase warrants outstanding:

2005 Private Placement Warrants

In 2005, warrants were issued in connection with the Company's private placement of its common stock on August 12, 2005, and are exercisable at $0.30, $0.35 and $0.40 per common share in the respective three successive years and expire in the third and fourth quarters of 2008, three years from their purchase date. These warrants contain no mandatory conversion provision. At December 31, 2007 and 2006 there were 500,000 and 900,000 of these warrants were issued and outstanding, respectively.

Class A Warrants

The Class A Warrants were issued in connection with the Company's private placement of its common stock on November 21, 2005, and are exercisable at $0.30 per common share and expire on November 21, 2008. The Class A Warrants contain a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the warrants in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days. At December 31, 2007 and 2006 there were 410,000 and 3,000,000 Class A Warrants issued and outstanding with exercise privileges for a total of 410,000 and 3,000,000 common shares, respectively.

Class B Warrants

The Class B Warrants were issued in connection with the Company's private placement of its common stock on January 31, 2006 and February 24, 2006, and expire three years from the date of issuance in 2009. The Class B Warrants are exercisable at $0.35 per common share in the first year, $0.50 per common share in the second year and $0.65 per common share in the third year. The Class B Warrants contain a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the warrants in whole or in part, if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. At December 31, 2007 and 2006 there were 2,231,806 and 5,697,000 Class B Warrants issued and outstanding, respectively.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6.   STOCKHOLDERS' EQUITY, CONTINUED:

Class C Warrants

The Class C Warrants were issued in connection with the Company's private placement of its common stock on December 27, 2006, and are exercisable at $1.50 per common share and expire two years from the date of issuance on December 27, 2008. The Class C Warrants contain a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the warrants in whole or in part, if the market price of the Company's common shares is sustained at or above $2.00 per share for five consecutive trading days. At December 31, 2007 and 2006, there were 1,506,001 Class C Warrants issued and outstanding, respectively.

The following is a summary of warrants for 2007 and 2006:

	Shares	Exercise Price	Expiration Date
2005 Private Placement Warrants:			
Outstanding and exercisable at December 31, 2005	1,200,000	0.30-0.40	
Warrants exercised	300,000	0.30	
Outstanding and exercisable at December 31, 2006	**900,000**	**0.35-0.40**	
Warrants exercised	**400,000**	**0.35**	
Outstanding and exercisable at December 31, 2007	**500,000**	**0.40**	**July – December of 2008**
Class A Warrants:			
Outstanding and exercisable at December 31, 2005	3,000,000	0.30	
Outstanding and exercisable at December 31, 2006	**3,000,000**	**0.30**	
Warrants exercised	**2,590,000**	**0.30**	
Outstanding and exercisable at December 31, 2007	**410,000**	**0.30**	**November 21, 2008**
Class B Warrants:			
Outstanding and exercisable at December 31, 2005	-	-	
Warrants granted	5,697,000	0.35-0.65	
Outstanding and exercisable at December 31, 2006	**5,697,000**	**0.35-0.65**	
Warrants exercised	**3,465,194**	**0.35-0.50**	
Outstanding and exercisable at December 31, 2007	**2,231,806**	**0.50-0.65**	**January – March of 2009**
Class C Warrants:			
Outstanding and exercisable at December 31, 2005	-	-	
Warrants granted [1]	1,506,001	1.50	
Outstanding and exercisable at December 31, 2006	**1,506,001**	**1.50**	
Outstanding and exercisable at December 31, 2007	**1,506,001**	**1.50**	**December 27, 2008**
Weighted average exercise of warrants outstanding at December 31, 2007	**4,647,807**	**0.30-1.50**	**2008-2009**

6.   STOCKHOLDERS' EQUITY, CONTINUED:

Stock-Based Compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R).   The Company's Financial Statements for the year ended December 31, 2007, reflect the impact of this adoption.

In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based non-cash compensation expense recognized under SFAS 123(R) for the year ended December 31, 2007 and 2006, was $78,000 and $58,715, respectively, which is the total weighted average grant-date fair value of the options granted and vested during the year, and was recorded to Professional services and Other general and administrative expenses in the Statement of Operations. The effect of the adoption of SFAS 123(R) on basic loss per share was nil.

Stock Options:

Under the Company's Restated 2003 Share Incentive Plan (the "Plan"), options to purchase shares of common stock may be granted to key employees, contract management and directors of the Company. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock. Upon exercise of options, shares of common stock are issued from the Company's treasury stock or, if insufficient treasury shares are available, from authorized but unissued shares. Options are granted at a price equal to the closing price of the common stock on the date of grant. The stock options are generally exercisable immediately upon grant and for a period of 10 years. In the event of cessation of the holder's relationship with the Company, the holder's exercise period terminates 6 months following such cessation. Accordingly, on March 13, 2006, 55,000 options held by a former director were forfeited. A total of 1,200,000 shares are authorized for award as shares, nonqualified stock options or incentive stock options under the Plan. There is a total of 210,000 shares available for grant in the Plan, and 515,000 options exercisable and outstanding at December 31, 2007.

For the period ended December 31, 2007, the fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The fair value of each option grant was estimated on the grant date using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.79%	4.58% - 4.79%
Expected dividend yield	--	--
Expected term	5 years	10 years
Expected volatility	76.1%	109% - 128%

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

Stock Options, Continued:

The risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected term of stock options granted is from the date of the grant. The expected volatility is based on historical volatility.

A summary of stock option transactions for the years ended December 31, 2007 and 2006 are as follows:

	Shares	Weighted-Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2006	320,000	$ 0.22		
Granted	200,000	$ 0.55		
Exercised	(50,000)	$ 0.22		
Forfeited	(55,000)	$ 0.22		
Options outstanding at December 31, 2006	415,000	$ 0.38	8.5	$456,850
Granted	100,000	$ 1.07		
Exercised	-	-		
Forfeited	-	-		
Options outstanding and exercisable at December 31, 2007	515,000	$ 0.51	7.9	$427,450
Options available for future grants	210,000			

As of December 31, 2007, there was no unrecognized compensation cost related to unvested stock options. The weighted average grant-date fair value of stock options granted during the year ended December 31, 2007 and 2006 were $1.07 and $0.52, respectively, per share. There were no options exercised during 2007. The total intrinsic value of options exercised during 2006 was $67,500. The Company received proceeds of $0 and $11,000 for the exercise of options in 2007 and 2006, respectively.

7. REMEDIATION LIABILITY

In 1990, the Alaska Department of Environmental Conservation ("Alaska DEC") notified the Company that soil samples taken from a gravel pad adjacent to the Company's Tobin Creek mill site contained elevated levels of mercury. In response to the notification, the Company engaged a professional mineral engineer to evaluate the cost and procedure of remediating the affects of the possible contamination at the site. In 1994, the engineer evaluated the contamination and determined it to consist of approximately 160 cubic yards of earthen material and estimated a cost of approximately $25,000 to remediate the site. In 2000, the site was listed in the Alaska DEC's contaminated sites database as a "medium" priority contaminated site. During 2003, the Company's management reviewed its estimate of the cost that would be ultimately required to fulfill its remediation obligations at the site. Management determined that its accrual for remediation should be adjusted based upon estimated general and administrative costs included in the remediation effort and the affect of inflation on the 1994 cost estimate. Accordingly, the Company increased the accrual, at December 31, 2007 the Company has estimated a potential undiscounted cash cost of $50,000 to remediate the site. The Company maintains its position that this accrual is sufficient to fund the yet to be expended remediation activities. The Company's remediation cost accrual is classified as a non-current liability, as management believes its remediation activities will not occur during the upcoming year.

7.   REMEDIATION LIABILITY, CONTINUED:

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements and that its accrued environmental remediation costs are representative of management's estimate of costs required to fulfill its obligations. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time.

8.   INCOME TAXES

At December 31, 2007 and 2006, the Company had deferred tax assets which were fully reserved by valuation allowances due to the likelihood of expiration of these deferred tax benefits prior to the Company generating future taxable income sufficient to utilize the deferred tax benefits to reduce tax expense from those future periods. The deferred tax assets were calculated based on an expected future tax rate of 34%. Following are the components of such assets and allowances at December 31, 2007 and 2006:

	2007	2006
Deferred tax assets arising from:		
Unrecovered promotional and exploratory costs	$ 127,000	$ 127,000
Non-deductible accrued remediation costs	17,000	17,000
Non-deductible share based compensation	46,000	20,000
Net operating loss carryforwards	2,487,000	1,095,000
	2,677,000	1,259,000
Less valuation allowance	(2,677,000)	(1,259,000)
Net deferred tax assets	**$ 0**	**$ 0**

At December 31, 2007 and 2006, the Company had federal tax-basis net operating loss carryforwards totaling $7,313,453 and $3,220,817, respectively, which will expire in various amounts from 2008 through 2026.

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during June 2003, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of December 31, 2007, this limitation is applicable to accumulated net operating losses of approximately $91,796, which were incurred prior to the change of ownership and would limit the use of the Company's respective, existing losses.

The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

8.   INCOME TAXES, CONTINUED:

Net operating losses expire as follows:

December 31,	
2008	$ 19,205
2009	-
2010	-
2011	-
2012	8,318
Thereafter	7,285,930
Total	**$ 7,313,453**

9.   SUBSEQUENT EVENTS

As of April 7, 2008, the Company is self-promoting a private placement with several of its current shareholders and has received cash remittances totaling $583,098. Commitment of the private placement funds is represented by signed subscription agreements and transfer of the money into a segregated account owned by the Company. The Company intends to close on the $583,098 on or about April 8, 2008 and targets April 18th as a final closing date on anticipated additional funding. The private placement offering is for a maximum of $5,000,000 with no minimum. Under the terms of a revised subscription agreement, the Company agrees to sell an investor units at $0.60 per unit, each unit consisting of one share of common stock and one half of a two-year warrant to purchase a share of common stock at an exercise price of $0.85 for each full share in the first year and $1.25 for each full share in the second year. The warrant is callable at any time should the price exceed $2.00 per share for five consecutive trading days.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2008
(Extract from Form 10-Q for the Period ended June 30, 2008)

TABLE OF CONTENTS

Goldrich Mining Company
(An Exploration Stage Company)
Consolidated Balance Sheets
June 30, 2008 and December 31, 2007

	(unaudited) June 30, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 538,385	$ 1,483,885
Restricted cash	-	31,561
Interest receivable	-	768
Prepaid expenses	142,239	132,589
Other current assets	111,310	52,546
Deferred financing costs	18,059	39,725
Total current assets	809,993	1,741,074
Property, plant, equipment, and mining claims:		
Equipment, net of accumulated depreciation	806,604	898,898
Mining properties and claims	430,187	502,604
Total property, plant, equipment and mining claims	1,236,791	1,401,502
Other assets:		
Other assets	101,935	103,224
Total other assets	101,935	103,224
Total assets	**$ 2,148,719**	**$ 3,245,800**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 101,897	$ 251,607
Accrued liabilities – other	46,200	19,831
Accrued interest payable	4,932	5,096
Convertible debenture, net of discounts	995,857	970,358
Total current liabilities	1,148,886	1,246,892
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Total long-term liabilities	50,000	50,000
Total liabilities	1,198,886	1,296,892
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock; $0.10 par value, 200,000,000 shares authorized; 37,520,034 and 36,444,112 issued and outstanding, respectively	3,752,034	3,644,411
Additional paid-in capital	7,385,074	6,847,083
Deficit accumulated during the exploration stage	(10,187,275)	(8,542,586)
Total stockholders' equity	949,833	1,948,908
Total liabilities and stockholders' equity	**$ 2,148,719**	**$ 3,245,800**

The accompanying notes are an integral part of these financial statements.

89

Goldrich Mining Company
(An Exploration Stage Company)
Consolidated Statements of Operations
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30		From Inception (March 26, 1959) Through June 30,
	2008	2007	2008	2007	2008
Revenue:					
Royalties, net	$ -	$ -	$ -	$ -	$ 398,752
Lease and rental	-	-	-	-	99,330
Gold sales and other	-	-	-	-	31,441
Total revenue	-	-	-	-	529,523
Operating Expenses:					
Exploration expense	280,893	820,583	707,070	1,100,671	4,565,790
Management fees and salaries	71,865	194,750	142,740	249,650	1,684,172
Professional services	60,011	36,997	134,487	92,994	1,342,153
Other general and admin expense	130,441	159,859	293,201	230,740	1,335,552
Office supplies and other expense	13,679	23,636	27,660	38,236	335,571
Directors' fees	5,000	4,400	11,500	12,500	156,075
Directors' fees – share based	-	-	-	-	187,450
Mineral property maintenance	(26,404)	3,464	9,632	6,415	70,805
Depreciation	45,438	43,691	91,024	72,585	311,657
Reclamation and miscellaneous	-	-	-	-	115,102
Loss on partnership venture	-	-	-	-	53,402
Equipment repairs	-	-	-	-	25,170
Other costs of operations	(757)	-	(757)	-	7,273
s on disposal of mining properties and equipment	14,945	-	114,945	-	114,945
Total operating expenses	595,111	1,287,380	1,531,502	1,803,791	10,305,117
Other (income) expense:					
Interest income	(2,024)	(51,566)	(8,976)	(116,933)	(276,817)
Interest expense and finance costs	44,091	54,430	134,287	109,135	700,622
Gain on foreign currency translation	(12,124)	-	(12,124)	-	(12,124)
Total other (income) expense	29,943	2,864	113,187	(7,798)	411,681
Net loss	$ 625,054	$ 1,290,244	$ 1,644,689	$ 1,795,993	$ 10,187,275
Net loss per common share	$ 0.02	$ 0.04	$ 0.04	$ 0.05	$ 1.29
Weighted average common shares outstanding-basic	37,403,990	36,221,901	36,931,977	34,336,605	7,915,037

The accompanying notes are an integral part of these financial statements.

Goldrich Mining Company
(An Exploration Stage Company)
Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended June 30,		From Inception (March 26, 1959) Through June 30,
	2008	2007	2008
Cash flows from operating activities:			
Net loss	$ (1,644,689)	$ (1,795,993)	$ (10,187,275)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	91,024	72,585	312,150
Loss on disposal of mining property	114,000	-	114,000
Loss on sale of equipment	945	-	4,388
Common stock, warrants, and options issued for salaries and fees	32,532	131,500	725,397
Common stock issued for interest	30,082	29,917	151,562
Amortization of discount on convertible debenture for value of warrant	-	28,638	150,000
Amortization of discount on convertible debenture for beneficial conversion feature	25,499	28,638	145,857
Amortization of deferred financing costs	21,666	21,666	111,941
Change in:			
Accrued interest receivable	768	(17,094)	-
Prepaid expenses	(9,650)	(206,599)	(142,239)
Other assets	1,289	(96,348)	(101,935)
Other current assets	(58,764)	-	(111,310)
Accounts payable	(149,709)	342,221	101,897
Accrued liabilities - other	26,369	-	46,200
Accrued interest payable	(164)	(164)	4,932
Accrued compensation, related party	-	-	255,450
Accrued commission payable	-	(180,720)	22,072
Convertible success award, Walters LITS	-	-	88,750
Accrued remediation costs	-	-	50,000
Net cash used - operating activities	(1,518,802)	(1,641,753)	(8,258,163)
Cash flows from investing activities:			
Purchases of short-term investments	-	(1,030,053)	-
Receipts attributable to unrecovered promotional, exploratory, and development costs	-	-	626,942
Proceeds from the sale of equipment	-	-	60,324
Purchases of equipment, and unrecovered promotional and exploratory costs	325	(677,563)	(1,139,532)
Release of restricted cash	31,561	-	-
Additions to mining properties and claims - direct costs for claim staking and acquisition	(41,583)	-	(518,937)
Net cash used - investing activities	(9,697)	(1,707,616)	(971,203)

The accompanying notes are an integral part of these financial statements.

Goldrich Mining Company

(An Exploration Stage Company)

Consolidated Statements of Cash Flows Continued (unaudited)

	Six Months Ended June 30,		From Inception (March 26, 1959) Through June 30,
	2008	2007	2008
Cash flows from financing activities:			
Proceeds from related party debt	$ -	$ -	$ 100,000
Payments on related party debt	-	-	(100,000)
Proceeds from issuing convertible debenture	-	-	700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	-	-	150,000
Proceeds allocated to beneficial conversion feature of convertible debenture	-	-	150,000
Payment of financing costs from cash proceeds of convertible debenture	-	-	(100,000)
Proceeds from issuance of common stock in connection with exercise of options and warrants, net of offering cost	-	2,112,934	2,233,933
Proceeds from issuance of common stock, net of offering costs	582,999	-	6,665,044
Payments on capital lease payable		(22,061)	(23,053)
Acquisitions of treasury stock	-	-	(8,174)
Net cash provided - financing activities	582,999	2,090,873	9,767,751
Net increase (decrease) in cash and cash equivalents	(945,500)	(1,258,496)	538,385
Cash and cash equivalents, beginning of period	1,483,885	4,086,897	-
Cash and cash equivalents, end of period	**$ 538,385**	**$ 2,828,401**	**$ 538,385**
Supplemental disclosures of cash flow information:			
Non-cash investing and financing activities:			
Mining claims purchased - common stock	$ -	$ -	$ 43,000
Additions to property, plant and equipment Acquired through capital lease	$ -	$ -	$ 23,053
Related party liability converted to common stock	$ -	$ -	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ -	$ -	$ 30,000

The accompanying notes are an integral part of these financial statements.

Goldrich Mining Company
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (Unaudited)

1. BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2007.

Effective May 23, 2008, the name of the Company was changed from Little Squaw Gold Mining Company (trading symbol LITS) to Goldrich Mining Company (trading symbol GRMC). All citations to the company name have been changed to Goldrich Mining Company in these financial statements and notes thereto.

Consolidation of and Accounting for Subsidiary

During the six month period ended June 30, 2008, the Company implemented operation of a subsidiary in Mexico to account for expenses related to an exploration property in that country. This subsidiary, Minera LSG, is included in the accompanying financial statements by consolidation for the period then ended, with all intercompany balances and investment accounts eliminated. The functional currency for the Mexico subsidiary is the U.S. dollar. Accordingly, monetary assets and liabilities are translated at the period-end exchange rate, and non-monetary assets and liabilities are translated at historical rates, with income and expenses translated at the average exchange rate for the current period. All realized and unrealized transaction gains and losses have been included in the current period net loss.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For periods ended	June 30, 2008	June 30, 2007
Stock options	615,000	515,000
Selling agent options	0	225,900
Warrants	5,133,640	4,687,807
Convertible debenture	5,000,000	5,000,000
Total possible dilution	**10,748,640**	**10,428,707**

For the periods ended June 30, 2008 and 2007, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Goldrich Mining Company
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (Unaudited)

1. BASIS OF PRESENTATION, CONTINUED:

New Accounting Pronouncements

Effective January 1, 2008, we adopted the provisions of SFAS No. 157, "Fair Value Measurements", for our financial assets and financial liabilities without a material effect on our results of operations and financial position. The effective date of SFAS No. 157 for non-financial assets and non-financial liabilities has been deferred by FSP 157-2 to fiscal years beginning after November 15, 2008, and we do not anticipate the impact of adopting SFAS 157 for non-financial assets and non-financial liabilities to have a material impact on our results of operations and financial position.

SFAS No. 157 expands disclosure requirements to include the following information for each major category of assets and liabilities that are measured at fair value on a recurring basis:

The fair value measurement;
a. The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3);

b. For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

1 Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of operations;

2. The amount of these gains or losses attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting period date and a description of where those unrealized gains or losses are reported;

3. Purchases, sales, issuances, and settlements (net); and

4. Transfers in and/or out of Level 3.

At June 30, 2008, the company has no financial assets or liabilities that are measured at fair value on a recurring basis.

We also adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Liabilities", effective January 1, 2008. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. The adoption of SFAS No. 159 has not had a material effect on our financial position or results of operations as of and for the six-months ended June 30, 2008.

On March 19, 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires disclosures of the fair value of derivative instruments and their gains and losses in a tabular format, provides for enhanced disclosure of an entity's liquidity by requiring disclosure of derivative features that are credit-risk related, and requires cross-referencing within footnotes to enable financial statement users to locate information about derivative instruments. This statement is effective for fiscal years and interim periods beginning after November 15, 2008.

Goldrich Mining Company
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

2. RECLASSIFICATIONS:

The Consolidated Statements of Operations and Consolidated Statements of Cash Flows presented herein contain reclassifications of expenses and cash flows from operating activities for the period from Inception (March 26, 1959) through June 30, 2008 to conform to revisions in the Company's financial reporting. The nature of these reclassifications was to segregate Exploration Expenses and report them as a separate item on the Statements of Operations. These reclassifications had no effect on the reported Net Loss or Loss per Share for the periods.

3. SHARE INCENTIVE PLANS:

Stock Options:

On May 5, 2008, the shareholders of the Company approved the 2008 Equity Incentive Plan (the "2008 Plan"). The 2008 Plan authorizes the issuance of up to 5,400,000 shares of common stock which includes the 1,200,000 shares reserved for issuance under the Little Squaw Mining Company Restated 2003 Share Incentive Plan, subject to adjustment. As of June 30, 2008, there were a total of 4,215,600 shares available for grant in the 2008 Plan, and 615,000 options exercisable and outstanding, with no unrecognized compensation cost related to unvested stock options.

Salary Reduction and Stock Compensation

The May 5, 2008 regular meeting of the Board of Directors authorized a temporary reduction of 50% in salaries for Robert Pate, Rod Blakestad, Susan Schenk and professional fees for Richard Walters effective June 1, 2008 until the Company's financial situation significantly improves. In exchange, the Company would offer shares of common stock to Company employees and officers affected by the reduction as compensation for their reduction in salary. The number of shares to be issued at the end of each month would equate to the value of each person's salary or professional fee reduction, plus 20%. These shares would be issued from the 2008 Share Incentive Plan and the number of shares would be based on the market price for the Company's stock as of the date of issuance of the shares. A total of 78,516 shares were issued subsequent to the end of the quarter for a total of $23,555 in Exploration expense, Management fees and salaries, and Other general and administration expense.

Common Stock and Stock Warrants

During the quarter ended June 30, 2008, we issued 18,000 shares of common stock under the Plan to an investor relations firm for associated expense of $10,620 recorded in Other general and administrative expense.

Stock and Option Grants to Affiliates

There were no grants or exercises of stock or options to affiliates during the quarter ended June 30, 2008.

4. SUBSEQUENT EVENTS

Subsequent to the quarter ended June 30, 2008, we issued 78,516 shares of common stock under the 2008 Equity Incentive Plan for salaries and fees for the 3-month period ended June 30, 2008. The associated expense of $23,555 for these shares was recognized in the 3-month period ended June 30, 2008.

SELECTED FINANCIAL DATA

Not applicable.

SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors and Uncertainties" and elsewhere in this prospectus.

General

Results of the 2007 Summer Exploration Season

Broken Hills West, Nevada

We relinquished the Broken Hills West, Nevada exploration property. The property was returned to its owners on May 30, 2008, in full compliance with the termination provisions of the mining lease. We have no retained interests or liabilities in or associated with this property.

We undertook these measures to conserve our resources, and also because management believes the technical results of the exploration work completed so far for this property did not justify keeping it in light of upcoming financial and work obligations contained in the lease.

Chandalar, Alaska

The 2007 seasonal exploration program for our Chandalar property was built on the foundational work performed in 2004 through 2006. With our inability to secure a diamond core drill for the summer exploration season, we refocused our exploratory efforts toward trenching and sampling on the hard rock prospects, and reverse circulation drilling on the alluvial deposit identified by Jeff Keener of Metallogeny, Inc. during the analysis of 2006 exploration activities.

In February 2008, we received the final drill results from our placer gold project of 113 drill holes for a total of 15,535 feet on the Little Squaw Creek, Spring Creek and Big Squaw Creek drainages. The complete results confirm our opinion that we have discovered an industrial-scale placer gold deposit of potential commercial significance on the Little Squaw Creek. The scout drilling results on Spring Creek were insufficient to assess its potential to host a gold deposit. The scout drilling results on Big Squaw Creek were encouraging. Additional drilling is required to fully assess all three drainages.

The placer gold drilling project has outlined a large body in the many millions of cubic yards of mineralized material as gold-bearing gravels on the Little Squaw Creek drainage. This discovery is thought to be unique in the history of Alaska mineral deposits because it is an unusual type of placer gold deposit called an aggradational placer, in contrast to the bedrock placer gold deposits so well known in Alaska. Spatial limits and overall gold grade of the alluvium containing the potentially economic "Pay Horizon" (the mineralized stratum of gravel from which significant or potentially economic quantities of gold can be recovered) have not yet been determined, and will require a couple of hundred more drill holes. The length-weighted average grade of the drill holes that penetrated the Pay Horizon is 0.0247 ounces of gold per cubic yard (yd^3). We believe the volume of mineralized material, the drill indicated grade of it and the disseminated nature of the gold in the aggradational type of gold deposit should make our discovery amenable to bulk mining and processing methods. We further believe that in acquiring such economies of scale together with the simple gold recovery gravity methods that would be employed constitute a potentially viable industrial-scale (capable of producing +25,000 oz gold per year) gold mining opportunity for us. Accordingly, we commissioned a conceptual scoping study to determine if the value of our alluvial gold deposit falls within economically extractable limits.

96

The study was completed on April 20, 2008. It was done by an independent consulting licensed mining engineer, and concludes that the gold-bearing gravels on Little Squaw Creek may contain 216,600 ounces of recoverable gold that might be profitably extracted at current gold prices ($900 per ounce). The study recommends conducting in-fill development drilling to define ore reserves, pending a positive Preliminary Feasibility Study. Substantial additional sampling, drilling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC Industry Guide 7 criteria, and no assurance can be given that any such reserves will eventually be defined for the Little Squaw Creek alluvial gold deposit.

It is management's opinion that Goldrich has discovered a commercially viable, industrial-scale alluvial gold deposit that is geologically unique to Alaska but similar to the big alluvial gold deposits being mined in neighboring Siberia. Drilling indicates the presence of more than eight million cubic yards of near-surface gold-bearing gravels that may be amenable to a surface bulk-mining operation. We believe the deposit can be substantially expanded through additional drilling and that an increase in its size could significantly increase postulated profitable mine life while decreasing unit costs. We believe that once proven-up, this alluvial gold deposit could be streamlined into production because it does not require the use and permitting of milling and chemicals in the gold recovery process. We do not purport to have a U.S. Securities and Exchange Industry Guide 7 compliant mineral reserve. We do, however, believe that the quantity of mineralized material as defined in the conceptual scoping study falls within the definition of resource classifications by the Canadian Institute of Mining.

We are proceeding with more in-depth engineering studies as we prepare to carry out the consulting engineer's recommended drilling program. We currently do not have sufficient funds to execute such a program, and we intend to finance it by a private placement offering. Should we be unsuccessful in that financing effort, the drilling program will of necessity be deferred until sufficient funds can be raised.

Marisol, Sonora State, Mexico

This property was acquired late in 2007 and no exploration work was completed on it prior to the end of the year beyond the preliminary work performed during the acquisition due diligence period. Surface rock samples collected by us prior to leasing the property confirmed good gold values from the mineralized zones.

In January 2008, we organized and began an exploration program that included geological mapping, rock and soil geochemical sample surveys and diamond core drilling. Company geologists have identified two subparallel zones of gold mineralization in the area of old mine workings. Our drilling program using a local Mexican drilling contractor was initiated in mid February, 2008 and was terminated on July 8, 2008. Ten holes were drilled for a total of 4,358 feet of the 5,000 feet we had planned to drill. The drill contractor performed quite poorly, producing an average drilling rate of only 24 feet per day. The diamond-core drill holes were part of our program to evaluate the grade and continuity of mineralization near the series of old underground workings.

Initial results of gold analyses for eight of the ten Marisol drill holes have been received. The principal mineralized structure varies from an apparent true thickness of 9.84 feet reporting 0.433 ppm gold (hole MAR-8), to 36.25 feet thick of 1.628 ppm gold (hole MAR-3), with a weighted average thickness of 19.7 feet, having a grade of 1.60 ppm gold (0.0514 oz Au/t). Drill results are as yet incomplete.

Pedra de Fogo, Brazil

We relinquished the Pedra de Fogo, Brazil exploration property. The property was returned to its owners on June 3, 2008, in full compliance with the termination provisions of the mining lease. We have no retained interests or liabilities in or associated with this property.

We undertook these measures to conserve our resources, and also because management believes the technical results of the exploration work completed so far for this property did not justify keeping it in light of upcoming financial and work obligations contained in the lease.

2008 Exploration Plans

At the date of this writing, we have yet to secure sufficient financing to accomplish our planned 2008 exploration activities. We estimate that it would take about five million dollars to complete our 2008 exploration plans including drilling for our properties in Alaska and Mexico properties, and to sustain our corporation at current levels. While we continue attempts to finance the Company and its exploration programs, we can not assure that financing may be obtained on terms acceptable to us. Should we be unable to secure financing, we would take the necessary measures to secure, maintain and protect our corporation and its assets until our financing efforts bear fruit.

Chandalar, Alaska

We believe that we accumulated sufficient data during the 2007 placer drilling campaign to establish that we have a significant and potentially commercial gold deposit discovery. We also think that additional drilling of this placer gold deposit will be needed to set ore reserves and to expand the size of the body of mineralization. (This would take about 300 drill holes over two years, accumulating to about 60,000 feet of drilling.) Additionally, we have laid the ground work to secure a diamond core drill to execute the hard rock drill plan formulated during the 2006 drilling season but deferred in 2007. At the date of this writing, the window of opportunity to organize a significant exploration program involving drilling in Alaska for 2008 has closed. We have deferred all drilling plans at Chandalar for 2008 because of lack of sufficient funding. The property has effectively been put into a care and maintenance mode, although a small amount of geological work involving some trenching is being done. All exploration activities on Chandalar in future field seasons and years are contingent upon our ongoing attempts to successfully finance the Company.

Marisol, Sonora State, Mexico

As of the date of this writing, our management has not made a full analysis of the Marisol exploration program results. Management's preliminary assessment is the drilling shows potentially economic grades exist at Marisol, but the mineralization where drill tested may not be sufficiently thick to support bulk mining. Our exploration work has identified other undrilled zones of mineralization elsewhere on the property that remain as targets for gold deposit discovery. Management intends to make a decision on whether or not to continue work on the property prior to the next lease payment due on October 22, 2008. If we are unsuccessful in securing adequate financing, we may be required to terminate the mining lease and option to purchase the property, or perhaps alternatively, to suspend any newly proposed exploration program on Marisol until sufficient financing can be obtained. If sufficient funds are not forthcoming before October 2008, we would take measures to retrench activities at Marisol including finding a joint venture partner.

Report on Chandalar Alluvial Deposit

Subsequent to the end of the year, in April of 2008, we received the results of an independent conceptual economic scoping study on our alluvial gold deposit discovery in the Little Squaw Creek drainage located on our wholly owned Chandalar, Alaska, mining property. We commissioned the study to determine if the value of our alluvial gold deposit on Little Squaw Creek might fall within economically extractable limits. Mr. Paul Martin was retained to make an order of magnitude economic scoping of a preliminary surface mine plan he also designed. Martin is a consulting Nevada state licensed and registered mining engineer who has Alaska placer gold mining expertise.

Using a reserve calculation method described by the Society for Mining, Metallurgical, & Exploration (i.e. the cross sectional method in the SME Mining Engineering Handbook, Volume 1, pages 352 and 353), Martin determined the drilling indicates the presence of about 8.8 million cubic yards of gravel running about 0.0246 ounces of gold per cubic yard. The extraction of this mineralized material would require the removal of about 10 million yards of barren gravels. He concludes that the gold-bearing gravels on Little Squaw Creek may contain about 216,600 ounces of potentially recoverable gold that might be extractable at a cash cost of $503 per ounce and a full cost, including capital amortization, of $750 per ounce. His conceptual economic study examines an open-pit mine plan that would begin with production at 30,000 ounces of gold per year and yield an average of 19,000 ounces of gold per year over an 11-year mine life. Required start-up capital is estimated at $22 million dollars with life-of-mine capital costs at $32 million. Cash flow analyses run at $900-per-ounce gold show a 25 percent internal rate of return on capital investment with a 3.8-year payback. Cumulative net revenues are projected to total $191 million (after transport cost deduction and refining losses), net cash flow projection totals $32 million and the net present value of cash flow projection totals $20 million using a 5% discount rate. Mr. Martin's report can be found on our website at www.goldrichmining.com

Engineer Martin's conceptual economic study recommends conducting in-fill development drilling to define ore reserves, pending a positive Preliminary Feasibility Study. We believe the deposit can be substantially expanded through additional drilling and that an increase in its size could significantly increase projections for profitable mine life while decreasing unit costs. Substantial additional sampling, drilling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC Industry Guide 7 criteria, and no assurance can be given that any such reserves will eventually be defined for the Little Squaw Creek alluvial gold deposit.

It is management's opinion that Goldrich has discovered a commercially viable, industrial-scale (capable of producing +25,000 oz gold per year) alluvial gold deposit that is geologically unique to Alaska but similar to big alluvial gold deposits being mined in neighboring Siberia. We believe that this alluvial gold deposit can be streamlined into production because it does not require the use and permitting of milling, and chemicals in the gold recovery process. Alaska has more than 200 operating placer mines, and has a specially designed permitting process for alluvial gold mines that expedites their operating plan approvals.

In making these statements, we do not purport to have a U.S. Securities and Exchange Industry Guide 7 compliant mineral reserve. We do, however, believe that the quantity of mineralized material as defined in the scoping study falls within the definition of resource classifications by the Canadian Institute of Mining.

We are proceeding with more in-depth engineering studies as we prepare for the next drilling program which will be financed by a private placement offering. Should we unsuccessful in this financing effort the drilling program will of necessity be deferred until sufficient funds can be raised to fund those drilling operations.

Liquidity and Capital Resources

We are an Exploration Stage company and have incurred losses since our inception. We have no recurring source of revenue and our ability to continue as a going concern is dependant on our ability to raise capital to fund our future exploration and working capital requirements. Our plans for the long term continuation as a going concern include financing our future operations through sales of our common stock and/or debt and the eventual profitable exploitation of its mining properties. With our recently reported discovery of a substantial body of mineralized material in the Little Squaw Creek drainage, we are exploring the economics of beginning a mining operation of our own to fund ongoing hard rock exploration activities and the needs of our corporation in general. Our plans may also, at some future point, include the formation of mining joint ventures with senior or otherwise qualified mining company partners on specific mineral properties whereby the joint venture partner would provide the necessary financing in return for equity in the property.

In December of 2006, we were successful in obtaining approximately $3 million in financing for operations through 2007. In January and February of 2007, the exercise price of the Class B Warrants increased from $0.35 to $0.50 per share. As a result, early in 2007, we received $1,215,933 cash proceeds from exercises of 3,465,194 Class B warrants as holders exercised their warrants prior to the increase in exercise price. Additionally, we received $777,000 cash proceeds from exercises of 2,590,000 Class A warrants and cash proceeds of $140,000 from an exercise of 400,000 2005 Private Placement warrants. Our common stock is currently not trading above the price threshold that would permit us, at our option, to call both the Class A warrants and the Class B warrants to generate additional cash.

On December 31, 2007, we had total assets of $3,245,800 and total liabilities of $1,296,892. This compares to total assets of $4,933,420 and total liabilities of $1,174,113 on December 31, 2006. The decrease in assets was due largely to decreases in cash, offset by increases in property, plant equipment and mining claims and other assets. Cash decreased in spite of the cash generated from warrant exercises, as significant cash was invested in exploration and operating activities in our sizable 2007 exploration programs, and in the purchases of large equipment required to execute those activities. When compared to 2006, liabilities increased slightly for 2007 due to increases in current liabilities attributable to additional accounts payable resulting from increased spending year over year, offset by the payment of accrued commissions related to a private placement which closed near the end of 2006 and an increase in the carrying value of the Convertible Debenture due to amortization of the beneficial conversion feature.

As of December 31, 2007, our assets consisted of $1,483,885 of cash and cash equivalents, $31,561 of restricted cash, $768 of interest receivable, $185,135 of prepaid expenses, $39,725 of unamortized deferred finance costs, $898,898 of equipment, net of depreciation, $502,604 of mining properties and claims and $103,224 of other assets, represented by gold specimens from the Chandalar property purchased from a previous owner. As of December 31, 2007, our liabilities consisted of $251,607 of outstanding accounts payable, $19,831 in accrued liabilities, $5,096 accrued interest payable, $940,716 of convertible debenture and $50,000 for accrued remediation costs. The Convertible Debenture has a face amount of $1,000,000 and is reflected on our financial statement net of an unamortized discount of $29,642 for the fair value of the debenture's beneficial conversion feature.

As of December 31, 2007, we had current assets of $1,741,074, including cash and cash equivalents of $1,483,885; current liabilities of $1,246,892, including the Convertible Debenture, net of discounts, of $970,716; and working capital of $494,092. This compares to current assets of $ 4,131,123, including cash and cash equivalents of $4,086,897; current liabilities of $300,015; and working capital of $3,381,108 as of December 31, 2006. The decreases in balances for 2007 reflect the application of the cash proceeds of the successful private placements that occurred late in 2006, together with cash generated from exercise of warrants in January and February of 2007, toward increased exploration and operational activities, an increase in property, plant and equipment and mining claims, the payment in 2007 of a commission liability for the December 2006 placement, the classification of the Convertible Debenture as current liability due to its maturity with 12 months, and an increase in accounts payable for increased spending at the end of 2007 compared to 2006.

Net loss for 2007 was $4,142,832 compared to a net loss of $2,004,404 for the year ended December 31, 2006. The increase in net loss for 2007 was due to significant increases in exploration expense and nearly all categories of spending as we implemented a significant exploration program across multiple properties in 2007. Exploration expenses increased 129% as we executed a two-pronged exploration program at our Chandalar Alaska property; trenching and sampling of hard rock deposits and drilling of the alluvial deposit on the Little Squaw Creek drainage. Additionally, initial exploratory programs were executed on the Broken Hills West property in Nevada and the Pedro de Fogo property in Brazil. All other expenses of the company increased to support the exploration activity. Interest income increased due to the significant balances of invested cash when compared with 2006 as a result of a private placement which occurred at the close of 2006. Interest expense increased somewhat due to the increased undiscounted balance of the convertible debenture as it nears maturity and recognition of the remaining balance of unamortized discount related to the associated Class A Warrant due to its exercise into common stock during 2007.

Our principal source of liquidity during 2007 and 2006 has been through debt and equity financing. Financing activities provided cash of $2,110,872 and $4,986,074 during the years ended December 31, 2007 and 2006, respectively. We used cash in operating activities of $3,800,496 and $1,408,589 during the years ended December 31, 2007 and 2006, respectively, due to increased spending in exploration and nearly all categories of spending as we implemented the significant exploration program for 2007. We used cash of $913,388 in investing activities to purchase equipment, purchase rights to additional claims in Nevada and Livengood Bench in Alaska and increasing restricted cash to secure a letter of credit for the return of a drill to contracted vendor.

On June 30, 2008 we had total liabilities of $1,198,886 and total assets of $2,148,719. This compares to total liabilities of $1,296,892 and total assets of $3,245,800 on December 31, 2007. As of June 30, 2008, the Company's liabilities consist of $995,857 convertible debenture, net of discounts, $4,932 accrued interest, $50,000 for environmental clean up, $46,200 for accrued liabilities, and $101,897 in outstanding accounts payable. The decrease in liabilities compared to December 31, 2007 was due to a decrease in accounts payable as exploration activities consummated in the end of 2007 were paid for in 2008 in conjunction with a significant reduction in spending in 2008 as we scaled back exploration activities commensurate with available cash funding. The decrease was somewhat offset by an increase in the convertible debenture resulting from the continuing amortization of discounts previously recognized as the debenture moves toward maturity. The decrease in total assets was due to a decrease in cash as we paid for continuing operations of the Company during the first quarter without commensurate cash inflows from financing activities.

Our principal source of liquidity during the respective six-month period ended June 30, 2008, has been the availability of cash on hand at the beginning of 2008 and a cash infusion from a private placement of common stock and warrants. Financing activities provided cash of $582,999 from the private placement and $2,112,934 from exercises of warrants during the six-months ended June 30, 2008 and 2007, respectively. We used cash in operating activities of $1,518,802 and $1,641,753 during the six-months ended June 30, 2008 and 2007, respectively. Additionally, we used a total of $9,697 of cash in investing activities, largely for payments of $41,703 in mining and mineral property maintenance, offset by the release of restricted cash, during the six-months ended June 30, 2008, compared to $1,707,616 to purchase $1,030,053 of short-term investments and $677,563 to purchase equipment during the six-months ended June 30, 2007.

Exploration costs for calendar 2007, including acquisitions of capital equipment, direct exploration costs, professional services and management overhead to support the exploration program, totaled approximately $4.153 million compared to earlier estimates of $3.317 million for the total of these costs, an increase of approximately $836,033, or approximately 125% of planned spending. This is partially due to the additional reverse circulation drilling we were able to complete due to late-season favorable drilling conditions. We planned 90 drilled holes for a total of 13,000 feet, and we actually drilled 113 holes for a total of 15,550 feet of drill samples on the property during the 2007 summer field season, 99 of which were completed to targeted depths.

Exploration costs for calendar 2008 are expected to be well off of the pace of calendar 2007, which totaled $3.8 million. We were unable to attract capital funding during the first and second quarters of 2008 sufficient to plan and execute similar significant exploration activities during 2008. On April 8, 2008, subsequent to the end of the quarter, we closed on a private placement of approximately $583,000, but this is only sufficient to maintain the critical operating activities of the Company until additional financing can be obtained. While we are continuing to take action to attract additional funding, we anticipate that, due to the short window of opportunity to prepare for the summer exploration season at our Chandalar property, our activities there will be limited to those that can be executed without significant supply or equipment shipments and may be limited to caretaking activities until additional funding can be obtained. Until additional funding can be secured, management has planned and initiated a spending reduction plan which will result in lower operating costs and may include disposition of some mining properties as we continue to establish the priorities of spending in an environment of limited cash resources.

As reported in earlier filings, with our lack of success in attracting equity or debt financing to fund 2008 exploration activities, we deferred the majority of our exploration work planned for 2008 into the future when sufficient cash could be available. Those reductions and deferrals of expenses are reflected in the decreases in most areas of 2008 expenses compared with 2007 for both the three and six months periods ended June 30. For the 3-month period ended June 30, 2008 total operating expenses decreased $692,269 compared to the same period in 2007. Exploration expense showed the largest decrease; to $280,893 for the 3-month period ended June 30, 2008 from $820,583 for the comparable period of 2007 for a total decrease of $539,690.

Management fees and salaries are $71,865 for the 3-month period ended June 30, 2008 compared to $194,750 for the 3-month period ended June 30, 2007 for a total decrease of $122,885. Management fees decreased for the 3-month period ended June 30, 2008 due to a non-recurrence of 2007 expense related to the issuance of shares and stock options to a new officer in 2007. Finally, professional fees increased to $60,011 and $134,487 for the three and six-month periods ended June 30, 2008 as a result of engagement of qualified technical professionals to analyze, evaluate and report on the 2007 Chandalar drill results and formulate an on-going exploration plan for the hard rock and alluvial prospects and resources located on that property.

During the quarter ended June 30, 2008, we issued 18,000 shares of common stock to an investor relations firm for associated expense of $10,620 recorded in other general and administrative expense. Additionally, we granted 50,000 stock options at $0.83 and 50,000 stock options at $0.59 to this firm as compensation for investor relations services. The grant prices of both grants were measured at the closing price of our common shares on the date of grant.

Exploration and exploration-related costs for calendar 2008 are expected to be well off of the pace of calendar 2007, which totaled $3.8 million. We were unable to attract capital funding during the first quarter of 2008 sufficient to plan and execute similar significant exploration activities during 2008. On April 8, 2008 we closed on a private placement of approximately $583,000, but this is only sufficient to maintain the critical operating activities of the Company until additional financing can be obtained. While we are continuing to take action to attract additional funding, the short window of opportunity to complete additional work during the summer exploration season at our Chandalar property has closed. Our activities there have been, and will be, limited to those that can be executed without significant supply or equipment shipments and may be limited to caretaking activities until additional funding can be obtained. Until additional funding can be secured, management has planned and initiated a spending reduction plan which will result in lower operating costs, including the disposing of the Nevada and Brazil mining properties as we continue to establish the priorities of spending in an environment of limited cash resources.

We believe that we currently have sufficient cash for company operations until approximately October 2008. To assure the continuing operations of the Company, we will need to raise additional funds through debt or identified equity sources. We can not assure you that we will be successful at attracting capital or debt on terms acceptable to us. We have filed a Form S-1 with the Securities and Exchange Commission on August 5, 2008 to register the shares and warrants of the April 8 private placement.

Salary Reduction and Stock Compensation

At the May 5, 2008 regular meeting of the Board of Directors authorized a temporary reduction of 50% in salary for certain managers and officers effective June 1, 2008 until our financial situation significantly improved. In exchange, we offered shares of common stock to these affected employees and officers as compensation for their reduction in salary. The number of shares to be issued at the end of each month would equate to the value of each person's salary or professional fee reduction, plus 20%. These shares would be issued from the 2008 Share Incentive Plan and the number of shares would be based on the market price for the Company's stock as of the date of issuance of the shares. A total of 78,516 shares were issued subsequent to the end of the quarter for a total of $23,555 in Exploration expense, Management fees and salaries, and Other general and administration expense.

On August 1, 2008, the Company notified three management employees that they would be laid off effective September 1, 2008 unless the Company is successful in attracting sufficient cash infusions to continue salary payments as previously scheduled.

Convertible Debenture

On November 21, 2008, the 6% Convertible Debenture in the principal amount of $1,000,000 matures. At the inception, the debenture had a detached 2,500,000 Class A Warrant. The Debenture is convertible into shares of Common Stock, $0.10 par value, at $0.20 per share, subject to certain adjustments. The Warrant was exercised on March 8, 2007, to acquire 2,500,000 common shares at an exercise price of $0.30 per share. The Convertible Debenture is transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common stock is sustained at or above $0.50 per share for five (5) consecutive trading days. The holder, RAB Special Situations Fund Limited, currently holds approximately 2,577,096 shares, or approximately 7% of the outstanding shares of the Company. Due to the 9.99% limitation, we do not have the contractual ability to convert the entire debenture into common stock, and unless additional funds can be attracted through a private placement, we will not have the cash resources to pay the remaining obligation in cash. We have entered into discussions with the holder to extend the due date of the debenture for some period to provide for the ability to pay or convert the debenture at some future date. We can not assure you that we will be successful in negotiating extended terms for the debenture. Should we be unable to negotiate extended terms, the debenture would be in default, and the holder would have the right to convert any unpaid principal and interest into shares of our common stock, subject to the above limitation, and may pursue other remedies under the laws of the State of Washington.

On June 1, 2008, we remitted interest to RAB Special Situations (Master) Fund Limited in the amount $30,082 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 60,164 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 27, 2008. On that date our common stock closed at $0.50 per share.

Private Placement Offerings

During the spring of 2008, we were self-promoting a private placement. On April 8th, we initiated what was intended to be a rolling close on $583,098, obtained largely from existing shareholders. The private placement offering was for a maximum of $5,000,000 with no minimum. Under the terms of the subscription agreement, we sold units at $0.60, each unit consisting of one share of our common stock and one half of a two-year warrant to purchase a share of common stock at an exercise price of $0.85 for each full share in the first year and $1.25 for each full share in the second year. In the face of generally deteriorating market conditions and the sympathetic slide in our share price, we were unable to sell any more of these units. We therefore abandoned the offering in June. This document pertains to the SEC registration of the securities sold in April. The amount mentioned above involves no finder's fees.

We are continuing on our own to seek investment in the Company to fund its activities and sustain operations. We are actively attempting to do this primarily through negotiated private placements with interested parties, including current shareholders and some hedge funds that have expressed interest. Our payment of finders fees may be applicable in some instances, if successful. We believe that should we be successful with this private placement effort, our cash requirements for the next 12 months of operation will be met.

Consulting Agreement

On November 26, 2007, we entered into a Consulting Agreement with Baron Group USA, LLC ("Baron") of New York City. Under the terms of a Consulting Agreement, we agreed to pay Baron, as consultant, a cash finder's fee in an amount equal to 8% of the gross proceeds received by us in a private placement. In addition, Baron would receive common share purchase warrants representing 10% of the number of warrants issued to investors in a private placement with the same terms and conditions as those of the financing investors. During the term of the agreement, Baron was the exclusive and sole representative for us. Baron had the right to engage qualified broker-dealers in connection with providing services in connection with a Private Placement, provided that such broker-dealers were properly registered and agreed to comply with the terms of the agreement. Efforts to close a private placement of our securities were unsuccessful, for reasons which in our opinion were within the control of Baron. On March 5, 2008, the agreement was terminated by mutual consent of both parties, effective immediately. Baron ceased providing any services under the agreement and we are no longer under any obligation to pay Baron any compensation of any kind under the agreement.

We believe that we will be successful in placing sufficient securities using our own contacts that will enable us to secure sufficient funds to pay for our planned activities with a much lower placement cost.

Placement Agent Agreement

On October 13, 2006, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a selling agent compensation fee in an amount equal to four and one half percent (4.5%), as applicable, for sales effected by the agent and a lead agent fee in an amount equal to one and one half percent (1.5%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive an option, as lead agent, to purchase Units equal to one and one half percent (1.5%) of the total number of Units sold by us in the placement and an option as selling agent to purchase additional Units equal to three and one half percent (3.5%) of the total number of Units, as applicable, for sales effected by the agent. The terms, conditions and exercise price of the options to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the Units issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 11, 2006. In connection with the Placement Agent Agreement we paid Strata Partners and selling agents at total of $180,720 in commissions, reduced by $30,000 in finder's fee paid to an unrelated individual, resulting in $150,720 paid to Strata Partners.

Private Placements

On April 8, 2008, we closed a private placement of 971,666 Units, at a price of $0.60 per unit, each unit consisting of one share of our common stock and one half of a two-year Class D warrant to purchase a share of common stock at an exercise price of $0.85 for each full share in the first year and $1.25 for each full share in the second year. We net proceeds of $582,987 in connection with the private placement. We granted registration rights to the investors.

At a meeting of shareholders on May 5, 2008, the shareholders approved the 2008 Equity Incentive Plan (the "2008 Plan"). The 2008 Plan authorizes the issuance of up to 5,400,000 shares of common stock which includes the 1,200,000 shares reserved for issuance under the Goldrich Mining Company Restated 2003 Share Incentive Plan (the "Current Plan"), subject to adjustment. As in the Current Plan, the 2008 Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock or restricted stock units and stock appreciation rights.

On various dates in January and February 2007, we issued 90,000 shares of common stock as a result of exercise of 90,000 Class A warrants at $0.30 per common share, resulting in $27,000 proceeds received by us.

On various dates in January and February 2007, we issued 3,465,194 shares of common stock as a result of exercise of 3,465,194 Class B warrants at $0.35 per common share, resulting in $1,215,933 net proceeds received by us.

On March 8, 2007, we issued 2,500,000 shares of common stock as a result of exercise of 2,500,000 Class A warrants at $0.30 per common share, resulting in $750,000 proceeds received by us.

On March 8, 2007, we issued 400,000 shares of common stock as a result of exercise of 400,000 other warrants from a 2005 private placement at $0.35 per common share, resulting in $140,000 proceeds received by us.

On December 27, 2006, we closed a private placement of 3,012,002 Units, at a price of $1.00 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) share purchase warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of $1.50 per share during the two-year period commencing on the Closing Date. The registrant received gross proceeds of $3,012,002 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by us in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as the lead placement agent in syndication (the "Syndication") with Olympus Securities, LLC in connection with the private placement. The Syndication received a cash fee of 6% of the gross proceeds and an option to purchase Units equal to 5% (the "Purchase Option") of the number of Units sold for one-year, purchasable on the same terms as the Units issued to investors. Strata Securities, LLC received a cash fee of 5.81% and Olympus Securities, LLC received a cash fee of 0.19% of the gross proceeds. Additionally, the Syndication received an Agent Option to purchase, within one year of closing, up to 5% of the units sold in the private placement. The 5% Agent Option is exercisable at $1.00 per unit, each unit identical in composition in stock and Class C Warrant as the units sold in the placement. Of the 5% Agent Option, Strata Securities LLC received 4.88% and Olympus Securities, LLC received 0.12%.

On September 11, 2006, we issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 20, 2006, we issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by us.

On May 25, 2006, we issued 100,000 shares of common stock as a result of exercise of 100,000 warrants at $0.30 per common share, resulting in $30,000 proceeds received by us.

On May 22, 2006, we issued 200,000 shares of common stock to Wilbur G. Hallauer as a result of exercise of 200,000 warrants at $0.30 per common share, resulting in $60,000 proceeds received by us.

On February 24, 2006, we closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by our Board of Directors on February 13, 2006. Each Unit consisted of one share of our common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent for both tranches to 945,500.

On November 7, 2005, our Board of Directors approved an equity financing of up to $2,000,000 of our securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, we closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant us, at our option, the ability to force conversion of each whole Warrant if the market price of our common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

Convertible Debenture

On November 21, 2005, we closed a private placement, issuing a 6% Convertible Debenture in the principal amount of $1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. Cash proceeds to us, net of cash fees to the placement agent was $900,000. The Debenture is convertible into shares of Common Stock, $0.10 par value, at $0.20 per share, subject to certain adjustments. The Warrant was exercised on March 8, 2007, to acquire 2,500,000 common shares at an exercise price of $0.30 per share. The Convertible Debenture is transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common stock is sustained at or above $0.50 per share for five (5) consecutive trading days. The Class A Warrant also contained a mandatory conversion provision which granted us, at our option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common shares is sustained at or above $0.75 per share for five consecutive trading days.

On June 1, 2007, we remitted interest to RAB Special Situations (Master) Fund Limited in the amount $29,917 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,767 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Goldrich's common stock closed at $1.04 per share.

On December 1, 2007, we remitted interest to RAB Special Situations (Master) Fund Limited in the amount $30,082 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 34,979 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was November 24, 2006. On that date Goldrich's common stock closed at $0.86 per share.

In connection with the placement, we issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of $0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. The fair value of this warrant was estimated using the Black-Scholes option pricing model. The warrant with a fair value of $30,000 is included in deferred financing costs, bringing the total to $130,000 with the cash fee paid to the agent as described above. The deferred financing costs are being amortized over the life of the convertible debenture, which resulted in amortization of $43,332 and $43,332 to interest expense being recorded in 2007 and 2006, respectively.

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, we were required to allocate value to the warrant issued with the debenture, and to record a discount on the debenture for its conversion feature. In accordance with EIFT No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" we recorded a discount in the amount of $150,000. This discount is being amortized over the life of the convertible debenture, which resulted in accretion of $ and $57,276 to the convertible debenture being recorded in 2007 and 2006, respectively.

Also, in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the 6% Convertible Debenture were accounting for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the proceeds received from the investor are to be allocated to the 6% Debenture and the Warrant in proportion to their respective fair values. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The warrants with a fair value of $150,000 are presented as a component of additional paid-in capital in shareholder's equity. This discount was being amortized over the life of the Convertible Debenture, with the remaining unamortized discount expensed in full when the Warrant was exercised. As a result, amortization of discounts totaling $87,951 and $57,276 were recognized as interest expense for the years ended December 31, 2007 and 2006, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We have entered into contracts with various individuals or companies which require minimum future payments or investments in exploration activities to satisfy the terms of the contract:

- In December 2007, we paid $100,000 as part of a cancelable Exclusivity Agreement on a potential purchase of the Livengood Bench property in Alaska. In February 2008, the agreement was terminated by the Board of Directors as described elsewhere in this filing, and the non-refundable fee was forfeited. After February 2008, no further obligation exists under this agreement.

- In November 2007, we acquired the Marisol property in Northern Sonora State, Mexico under a cancelable agreement. Under terms of that agreement, we are obligated to remit a total of $80,000 in 2008 to maintain our rights under the agreement.

- In March 2007, we acquired the Pedra de Fogo property in Goias State, Brazil under a cancelable agreement. We are obligated to invest $100,000 in exploration expenses and remit $14,000 in fees to the principals to the contact during 2008 to maintain our rights under the agreement. The agreement was terminated on June 3, 2008, there being no residual obligations.

- In November 2007, we entered into an Investor Relations contract with Coal Harbor Communications of Vancouver, British Columbia. Under terms of the agreement, we are required to remit $6,000 per month for investor relations service fees, as well as issue 18,000 common shares and 50,000 non-qualified stock options to purchase our common shares each quarter beginning January 1, 2008 for as long as the agreement is in effect, currently one year. If shareholders fail to approve the 2008 Share Incentive Plan at our next meeting of shareholders, we are not obligated to remit the non-qualified stock options. The share incentive plan was approved by the shareholders. Subsequently, effective June 1, 2008 the Coal Harbor contract was temporarily suspended by mutual agreement. In doing so, the Company agreed to continue paying Coal Harbor an amount of $1,000 per month during the time the contract is suspended, with no shares or options to be issued during this period. The Company and Coal Harbor plan to re-activate the contract at such time the company becomes adequately financed to again afford the services of Coal Harbor.

With the exception of management consulting contracts, the Convertible Debenture described above and the contracts listed above, we had no material contractual obligations as of March 31, 2008.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Critical Accounting Policies

We have identified our critical accounting policies, the application of which may materially affect the financial statements, either because of the significance of the financials statement item to which they relate, or because they require management's judgment in making estimates and assumptions in measuring, at a specific point in time, events which will be settled in the future. The critical accounting policies, judgments and estimates which management believes have the most significant effect on the financial statements are set forth below:

- Estimates of the recoverability of the carrying value of our mining and mineral property assets. Our estimate of carrying value is based partially on the valuation opinion of a qualified independent third party. However, if future results vary materially from the assumptions and estimates used by us and this third party, we may be required to recognize an impairment in the assets' carrying value.

- Expenses and disclosures associated with accounting for stock-based compensation. As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS

123(R)"), which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. We have chosen to use the modified prospective transition method under SFAS 123(R). We used the Black-Scholes option pricing model to estimate the fair market value of stock options issued under our stock-based compensation plan, which determines the recognition of associated compensation expense. This valuation model requires the use of judgment in applying assumptions of risk-free interest rate, stock price volatility and the expected life of the options. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in this valuation could have a material effect upon the reported operating results.

- Estimates of our environmental liabilities. Our potential obligations in environmental remediations or reclamation activities are considered critical due to the assumptions and estimates inherent in accruals of such liabilities, including uncertainties relating to specific reclamation and remediation methods and costs, the application and changing of environmental laws, regulations and interpretations by regulatory authorities.

- Accounting for Convertible Securities. We used the Black-Scholes option pricing model and other valuation considerations to estimate the fair market value of the detachable warrant and beneficial conversion feature of a convertible debenture. We used APB-14, EITF No. 98-5, EITF No. 00-27 and other guidance to allocate value to the individual components of this convertible security. The associated discounts to the fair value of the convertible debenture form the basis for amortization and accretion over future periods. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuation or future results, could have a material effect upon the allocation of fair value of the components of the convertible securities, together with the reported operating results as discounts are recognized as interest expense over the life of the securities.

Significant Equipment Purchases and Requirements

In 2007, we paid approximately $720,000 in cash for capital equipment to support the 2007 summer exploration season on our Chandalar, Alaska property. The main capital items were a D6R Caterpillar dozer, a Caterpillar road grader and two tracked vehicles. These additional assets improved our ability to handle heavy drill apparatus and large drill samples, to maintain the roads and airstrips on the property. We don't anticipate the need for similar spending on capital equipment during 2008 for the exploration program. Should we determine that an economic ore body exists at Chandalar sufficient to warrant production, additional financing efforts would be required to fund the operation, including the acquisition of any capital equipment required to mine the ore body.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

Our directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the direction of the Board of Directors.

The following table and information that follows sets forth, as of October 22, 2008, the names, and positions of our directors and executive officers:

Name	Age	Recent Business and Professional Experience
Richard R. Walters	64	Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. Mr. Walters spends approximately 80% of his business hours each month on matters related to Goldrich. He is an economic geologist, and holds a degree in geology from Washington State University (1967). He is a Certified Professional Geologist by the American Institute of Professional Geologists and licensed to practice as a geologist in the states of Alaska and Washington. From March 1994 to March 2000 he was a director, Chief Operating Officer and President of Yamana Resources, Inc., a production stage Canadian public company trading on the Toronto Stock Exchange, the American Stock Exchange and the London Alternative Investment Market Exchange. From April 2000 to December 2004 he was the president of Marifil S.A., a private mineral exploration and holding company in Argentina. In February of 2005 Marifil S.A. was merged into Marifil Mines Limited a public company traded on the Toronto Ventures Exchange. Mr. Walters is a director and the Executive Vice President of Marifil Mines Limited. Mr. Walters is also a director of Universal Uranium Ltd.
Charles C. Bigelow	77	Mr. Bigelow has been a director since June 30, 2003. Mr. Bigelow spends approximately 25 hours per month on matters related to Goldrich. He is an economic geologist with a degree in geology from Washington State University (1955). From 1972 to June 2005, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he was also a Director and the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Ventures Stock Exchange. Mr. Bigelow retired in June 2005 and remains retired.
James K. Duff	63	Mr. Duff was the Chairman of the Board of Directors from June 24, 2003 through March 14, 2007. Mr. Duff spends approximately 10 hours per month on matters related to Goldrich. He is a geologist with over 35 years of diverse international experience in the mining industry. Since September 2005, Mr. Duff has served as the President of South American Operations for Coeur d'Alene Mining Corporation, a public company traded on the New York Stock exchange. Between April 2004 and September 2005, he was the President and Chief Executive Officer of American International Ventures, and is currently serving as a director of that company. American International Ventures is a U.S. gold exploration company that trades on the NASD OTCBB. From November 2002 to April 2004, Mr. Duff worked as a consultant to companies in the mining industry, including Coeur d'Alene Mines and other. He previously worked for Coeur d'Alene Mines for 12 years where he was Vice President of Business Development (from 1990 to November 2002). Mr. Duff has a BS degree in geology from the Mackay School of Mines at the University of Nevada, Reno and an MS degree in geology from the University of Idaho, and he completed the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association.

James A. Fish	78	Mr. Fish has been a director since June 24, 2003. Mr. Fish spends approximately 6 hours per month on matters related to Goldrich. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. Mr. Fish served as an officer and director of Hanover Gold Company, Inc. from 1995, and as its Vice President for the two years preceeding his resignation from both positions in April 2006. Hanover is a development stage mining company listed on the NASD OTCBB. Since 1987, Mr. Fish has been Vice President and General Counsel for N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.
Kenneth S. Eickerman	50	Mr. Eickerman became a director on March 4, 2004. Mr. Eickerman spends approximately 12 hours per month on matters related to Goldrich. He received a B.A. degree in Business Administration from Washington State University and is a Certified Public Accountant. Mr. Eickerman has served as the Controller for Revett Minerals Inc., a Canadian mining company trading on the Toronto Stock Exchange, since April 2004. From January of 2004 to April of 2004 he was the CFO for Sullivan Homes, Inc, a privately owned construction/reality company in Spokane, WA that builds custom homes and develops commercial properties. From May 2002 to January 2004, he served as Vice President and Controller of Mustang Line Contractors, Inc., a company that builds electric transmission lines. Previously, he was the Controller and Treasurer for Apollo Gold, Inc from April 1999 to April 2002. Mr. Eickerman is Chairman of the Audit Committee and its designated Financial Expert.
William Orchow	63	Mr. Orchow became a director on July 20, 2004. Mr. Orchow spends approximately 10 hours per month on matters related to Goldrich. He has served as a director, President and Chief Executive Officer of Revett Minerals, Inc., a Canadian company trading on the Toronto Stock Exchange, since September 2003. Prior to Revett, Mr. Orchow took time off, from January 2003 to August 2003. From November 1994 to December 2002, Mr. Orchow was President and Chief Executive Officer of Kennecott Minerals Company, where he was responsible for the operation and business development of all of Kennecott Mineral's mines with the exception of its Bingham Canyon mine. From June 1993 to October 1994, he was President and Chief Executive Officer of Kennecott Energy Company, the third largest producer of domestic coal in the United States, and prior to that was Vice President of Kennecott Utah Copper Corporation. Mr. Orchow has also held senior management and director positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, a director of the National Mining Association and a director of the National Coal Association. Mr. Orchow is currently a member of the board of trustees of Westminster College in Salt Lake City and also a member of the board of trustees and President of the Northwest Mining Association. He graduated from the College of Emporia in Emporia, Kansas with a B.S. in business.

| William V. Schara | 52 | On March 13, Mr. Schara was elected by the Board of Directors to serve as Chairman effective March 14, 2007. Mr. Schara is a Certified Public Accountant, and has a Bachelor of Science Degree in Accounting from Marquette University. Mr. Schara spends approximately 10 hours per month on matters related to Goldrich. He was also appointed to the Company's Audit Committee on February 13, 2005. Since October 2007, Mr. Schara has served as President, Chief Executive Officer and Director of Nevoro, Inc., a Canadian company trading on the Toronto Stock Exchange. Beginning December 2004 he was employed as a management consultant for, and then from July 2005 to November 2007 as the Chief Financial officer of, Minera Andes Inc., a Canadian development stage mining company listed on the Canadian Ventures Exchange and the NASD OTCBB exchange. He previously worked for Yamana Gold Inc. and its predecessor companies from July 1995 to September 2003, the last four years of which were in the capacity of Vice President of Finance and Chief Financial Officer. Yamana Gold Inc. is a production stage Canadian public company trading on the Toronto Stock Exchange, the American Stock Exchange and the London Alternative Investment Market Exchange. Since September 2004, Mr. Schara has served as a director of Marifil Mines Limited, an exploration stage Canadian public company traded on the Canadian Ventures Exchange. Since October 2003, Mr. Schara has been the owner and operator of BudgetMap, a financial planning system retailer company. Mr. Schara has more than 25 years experience in finance and accounting with extensive experience in business start-ups, international business, and managing small public companies and mining company joint ventures. |
| David S. Atkinson | 39 | Mr. Atkinson became a Director of the Company on May 7, 2007. In April 1999, he cofounded Forza Partners, L.P. and currently serves as portfolio manager. Forza Partners, L.P. is a hedge fund focused on the precious metals sector. In April 1997, he cofounded and, until December 1999, managed Tsunami Partners, LP, a fund located in Fort Worth, Texas. Mr. Atkinson has been an affiliate of the Market Technicians Association (MTA) since March 1994 and received MTA accreditation as a Chartered Market Technician (CMT) in July 2001. Mr. Atkinson received a B.A. in Economics from the University of Texas at Austin. |

None of our executive officers or key employees is related by blood, marriage or adoption to any other director or executive officer.

To our knowledge, there is no arrangement or understanding between any of our officers and any other person pursuant to which the officer was selected to serve as an officer.

EXECUTIVE COMPENSATION

Executive Compensation Agreements and Summary of Executive Compensation

Richard R. Walters, Principal Executive Officer:

We entered into a written Independent Contractor Agreement dated June 30, 2003 for a term of four months with Richard R. Walters, as a consultant. The Agreement was renewed on October 1, 2003 through September 30, 2004. On November 12, 2004, and again on November 7, 2005, the Agreement was renewed retroactively to October 1, 2004 and October 1, 2005, respectively, by our Board of Directors for an additional one-year period under the original terms. On November 21, 2006, the Agreement was extended through December 31, 2006, and on January 18, 2007 the Agreement was amended and renewed retroactively to January 1, 2007. On February 15, 2008, the Agreement was extended through December 31, 2008, renewed retroactive to January 1, 2008. The services provided by Mr. Walters include serving as our President and, for all intents and purposes, our Chief Executive Officer, and such other executive management functions as shall be requested by the Board of Directors. The Agreement renews each year on the anniversary date for a one year term, pending board approval. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, we agreed to pay Mr. Walters a fee of $175 per day worked, pro rated for each partial day worked. On February 15, 2006, the Board of Directors extended Mr. Walters' Agreement for one year and increased the fee to $300 per day worked, pro rated for each partial day worked. On January 18, 2007, the Board of Directors extended Mr. Walters' Agreement for one year and increased the fee to $550 per day worked, prorated for each partial day worked. On February 15, 2008, the Board increased the rate to $600 per day worked, prorated for each partial day worked, with opportunity to review and modify the fee on a quarterly basis due to potential wide variability in the ongoing activities of the Company. Mr. Walters is not an employee.

Mr. Walters is entitled to reimbursement for his expenses, with any expense greater than $10,000 being subject to prior approval by the Compensation Committee. No benefits are provided to Mr. Walters by us other than the compensation for his services.

Ted R. Sharp, Principal Financial Officer:

We entered into a written Independent Contractor Agreement, effective March 1, 2006, with Sharp Executive Associates, Inc, and the owner of that firm, Ted R. Sharp CPA, for Mr. Sharp to act as a Management Consultant to serve as Secretary, Treasurer and Chief Financial Officer and to provide through his extended staff and firm all services typical of an accounting department for a small company. The term of the original Agreement was through December 31, 2006, and paid Mr. Sharp $7,500 per month as consideration for the performance of services. On January 18, 2007, the Board of Directors extended Mr. Sharp's Agreement for one year and increased the fee to $8,250 per month. On February 15, 2008, the Board of Directors extended Mr. Sharp's Agreement for one year, retroactive to January 1, 2008, and increased the fee to $9,075 per month, with opportunity to review and modify the fee on a quarterly basis due to potential wide variability in the ongoing activities of the Company. Either party may terminate the Agreement upon 15 days written notice. Mr. Sharp also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for services in 2006, on March 1, 2006 we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. The Restricted Common Stock vested on May 1, 2006 and had a grant price of $0.40, the market price of our stock on the date of grant. The Stock Options vested at May 1, 2006, have an exercise price of $0.40, the market price of our stock on the date of grant, and expire on March 1, 2016. No benefits are provided to Mr. Sharp by us for his services. Mr. Sharp is not an employee and serves on a part time basis.

Additionally, in May 2007, the Company's Audit Committee engaged Mr. Sharp's consulting firm, Sharp Executive Associates, Inc., to provide staff required to complete its compliance with Rule 404(a) of the Sarbanes-Oxley Act of 2002. For 2007, the Company incurred and remitted fees $20,660 to Mr. Sharp's firm for these compliance services. Of this total, $450 is for time spent by Mr. Sharp personally, with all other fees attributable to three Certified Public Accountants employed by his firm.

Robert G. Pate, Vice President of Operations:

We entered into a written Independent Contractor Agreement, effective January 10, 2006, with Robert G. Pate as a Management Consultant to serve as the Assistant Project Manager for the Chandalar project. Effective March 1, 2006, our Board of Directors confirmed the appointment of Mr. Pate as Vice President. The term of this Agreement was through December 31, 2006. As consideration for the performance of services, we paid Mr. Pate a fee of $4,500 per month for a 15–day-per-month base work period plus $225 per day for each non-field day worked in excess to 15 days per month and $450 per day for each field day worked beyond the 15 day base period. Additionally, we paid Mr. Pate an extra $150 per day for each field day worked within the 15-day base period. Mr. Pate also was reimbursed for reasonable expenses previously approved by us. As additional compensation for services in 2006, on February 13, 2006, we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. The Restricted Common Stock vested upon grant and had a grant price of $0.50, the market price of our stock on the date of grant. The Stock Options vested at grant date have an exercise price of $0.50, the market price of our stock on the date of grant, and expire on February 13, 2016. No benefits were provided to Mr. Pate by us for his services under this Agreement. On November 21, 2006 the Board of Directors changed Mr. Pate's executive position from Vice President to Vice President of Operations. Effective January 1, 2007, Mr. Pate was made the General Manager of the Chandalar project, and became an employee entitled to the same employee benefit as other employees, and remuneration is thereafter paid according to a monthly salary. On September 1, 2008, Mr. Blakestad's employment was terminated due to our inability to raise sufficient financing to maintain operations at prior levels. Mr. Pate may continue to provide services to us on a contracted hourly basis.

Rodney A. Blakestad, Vice President of Exploration:

We entered into an employment agreement on May 1, 2007, with Rodney A. Blakestad to serve as Vice President of Exploration with an annual salary of $135,000. In connection with his appointment to this position, on May 7, 2007, we issued 50,000 shares of Restricted Common Stock and 100,000 Stock Options under the Restated 2003 Share Incentive Plan. The Restricted Common Stock vested upon grant and had a grant price of $1.07, the market price of our stock on the date of grant. The Stock Options vested at grant date have an exercise price of $1.07, the market price of our stock on the date of grant, and expire on May 7, 2017. On September 1, 2008, Mr. Blakestad's employment was terminated due to our inability to raise sufficient financing to maintain operations at prior levels.

James C. Barker, Management Consultant:

We entered into a written Independent Contractor Agreement, effective January 10, 2006, with James C. Barker as a Management Consultant to serve as the Project Manager for the Chandalar project. The term of this Agreement was through December 31, 2006. As consideration for the performance of services, we paid Mr. Barker a fee of $625 per day for each field day worked, or $550 per day for each non-field day worked in each calendar month up to 15 days per month, then $450 per day for each non-field day worked in excess of 15 days per month. Mr. Barker was also reimbursed for reasonable expenses previously approved by us. After a one month lapse, effective February 1, 2007 Mr. Barker's contract was renewed to December 31, 2007. Under the renewed contract, Mr. Barker was retained as a Management Consultant to serve as the Technical Manager for the Chandalar project. As consideration for the performance of services, we paid Mr. Barker a fee of $650 per day for each field day worked, or $575 per day for each non-field day worked in each calendar month up to 15 days per month, then $450 per day for each non-field day worked in excess of 15 days per month. Mr. Barker was also be reimbursed for reasonable expenses previously approved by us. No benefits were provided to Mr. Barker by us for his services. Mr. Barker is currently not under contract.

Executive Compensation and Related Information

Summary Compensation Table

A summary of cash and other compensation paid in accordance with management consulting contracts for our Principal Executive Officer and the other named executives for the most recent year is as follows:

Summary Compensation Table

Name[4] and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All other Comp.	Total
(a)	(b)	(c)	(d)	(e)	(f)	(i)	(j)
Richard R. Walters Principal Executive Officer	2007	152,650	0	0	0	0	152,651
Ted R. Sharp Principal Financial Officer	2007	99,000	0	0	0	20,662[5]	119,662
Robert G. Pate[1] Vice President of Operations	2007	116,458	0	0	0	0	116,458
James C. Barker Management Consultant	2007	134,437	0	0	0	0	134,437
Rodney A. Blakestad Vice President of Exploration	2007	84,375	0	53,500[2]	78,000[3]	0	215,875

(1)   Mr. Pate was appointed as Vice President of Operations on January 18, 2007.

(2)   Stock Awards represent the aggregate grant date fair value of 50,000 restricted common shares for Mr. Blakestad, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be found in Note 6 to our financial statements for the year ended December 31, 2007 as reported in our Form 10-KSB for that period.

(3)   Option Awards represent the aggregate grant date fair value of options to purchase 100,000 common shares for Mr. Blakestad, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be found in Note 6 to our financial statements for the year ended December 31, 2007 as reported in our Form 10-KSB for that period.

(4) No other executive or person earned more than $100,000 for the year. Columns for certain forms of compensation have been omitted from the table because no compensation was paid for those forms of compensation during the period reported.

(5) Other Compensation includes fees paid to Sharp Executive Associates, Inc., Mr. Sharp's consulting firm, for services rendered in relation to the Company's compliance with Rule 404(a) of the Sarbanes-Oxley Act of 2002. Of this amount, $20,212 was attributable to services rendered by Certified Public Accountants other than Mr. Sharp.

Material factors necessary to an understanding of the compensation in this table are set forth in the description of the compensation agreements. No performance targets or grants were modified or waived during the last fiscal year.

Outstanding Equity Awards at Fiscal Year-end

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options[1] (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Exercise Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
(a)	**(b)**	**(c)**	**(d)**	**(e)**	**(f)**	**(g)**	**(h)**	**(i)**	**(j)**
Ted R. Sharp Principal Financial Officer	50,000[2]	0	0	$0.40	March 1, 2016	0	0	0	0
Robert G. Pate Vice President of Operations	50,000[3]	0	0	$0.50	February 13, 2016	0	0	0	0
Rodney A. Blakestad Vice President of Exploration	100,000[4]	0	0	$1.07	May 7, 2017	0	0	0	0

(1) Options vest when issued, except options issued to Mr. Sharp on March 1, 2006, which vested May 1, 2006.

(2) On March 1, 2006, we issued 25,000 shares of common stock, vesting May 1, 2006, and options to purchase 50,000 shares of common stock, vesting May 1, 2006, exercisable for a ten-year period from the date of issuance at an exercise price of $0.40 per share to Ted R. Sharp under our Restated 2003 Share Incentive Plan, in connection with his appointment as our Treasurer, Secretary and Chief Financial Officer.

(3) On February 13, 2006, we issued 25,000 shares of common stock, which vested immediately, and options to purchase 50,000 shares of common stock, which also vested immediately, exercisable for a ten-year period from the date of issuance at an exercise price of $0.50 per share to Robert G. Pate under our Restated 2003 Share Incentive Plan, in connection with his appointment as Vice President.

(4) On May 7, 2007, we issued 50,000 shares of common stock, which vested immediately, and options to purchase 100,000 shares of common stock, which also vested immediately, exercisable for a ten-year period from the date of issuance at an exercise price of $1.07 per share to Rodney A. Blakestad under our Restated 2003 Share Incentive Plan, in connection with his appointment as Vice President of Exploration.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

Director Compensation (2007)

Name	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Charles G. Bigelow	9,150[3]	0	0	0	0	0	9,150
David S. Atkinson[1]	2,000	0	0	0	0	0	2,000
James K. Duff	2,000	0	0	0	0	0	2,000
Kenneth S. Eickerman	4,000	0	0	0	0	0	4,000
James A. Fish	2,500	0	0	0	0	0	2,500
William Orchow	4,000	0	0	0	0	0	4,000
William V. Schara	3,500	0	0	0	0	0	3,500

(1)   Mr. Atkinson was appointed as director effective May 7, 2007.

(2)   The Directors receive $500 for each board meeting and $300 for each committee meeting.

(3)   Amount includes $6,350 paid to Mr. Bigelow for personal services performed related to two trade shows and certain other investor relations activities.

On March 29, 2006, we issued 50,000 shares of common stock and options to purchase 50,000 shares of common stock exercisable for a ten year period from the date of issuance at an exercise price of $0.65 per share to William V. Schara under our Restated 2003 Share Incentive Plan, in connection with his appointment to our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of October 22, 2008 by:

(i)   each director and nominee for director;

(ii)   each of our executive officers named in the Summary Compensation Table under "Executive Compensation and Related Information" (the "Named Executive Officers");

(iii)   all our executive officers and directors as a group, and, based on currently available Schedules 13D and 13G filed with the SEC, the beneficial owners of more than 5% of our common stock.

Title of Class	Name of Beneficial Owner	Address	Amount and Nature of Beneficial Ownership	Percent of Class [1]
Directors and Named Executive Officers				
Common Stock	Richard R. Walters, President, Chief Executive Officer and Director	3412 S. Lincoln Dr. Spokane, WA 99203	1,225,860 [4]	3.20%
Common Stock	William Orchow, Director	67 P Street Salt Lake City, UT 84103	482,500 [3] [6]	1.26%
Common Stock	Charles G. Bigelow, Director	11562 Discovery Heights Cl Anchorage, AK 99515	470,000 [2] [3] [5]	1.23%
Common Stock	James A. Fish, Director	4923 S. Woodfield Lane Spokane, WA 99223	467,000 [2] [3] [5]	1.22%
Common Stock	James K. Duff, Chairman and Director	3882 Player Drive Coeur d'Alene, ID 83815	567,903 [2] [3] [5]	1.48%
Common Stock	Kenneth S. Eickerman, Director	6717 S. Mayflower Rd. Spokane, WA 99224	350,000 [3] [6]	*
Common Stock	David S. Atkinson, Director	3466 NW Bryce Canyon Lane Bend, OR 97701	6,698,055 [11]	17.34%
Common Stock	William V. Schara, Director	3221 S. Rebecca Spokane, WA 99223	450,000 [10]	1.18%
Common Stock	Ted R. Sharp, Secretary, Treasurer and Chief Financial Officer	714 Whisperwood Ct. Nampa, ID 83686	303,182 [9]	*
Common Stock	All current executive officers and directors as a group		11,014,500 [7]	27.02%
5% or greater shareholders				
Common Stock	RAB Special Situations (Master) Fund Limited	c/o RAB Capital plc 1 Adam Street London WC2N 6LE	7,637,260 [8]	9.99%
Common Stock	Forza Partners, L.P.	1574 NW Crossing Dr., Suite 205 Bend, OR 97708	6,698,055 [11]	17.34%
Common Stock	Nicholas Gallagher	5 Churchfields The K Club Straffan Kildare, Ireland	4,350,000 [12]	11.24%

*Less than 1%.

(1)   This table is based upon information supplied by officers and directors. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 38,716,126 shares outstanding on October 22, 2008, adjusted on a partially diluted basis for each shareholder as required by rules promulgated by the SEC.

(2)   Includes 5,000 shares of common stock acquirable upon exercise of vested options exercisable before March 3, 2014.

(3)   Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before December 31, 2014.

(4)   Includes 400,000 shares of common stock acquirable upon exercise of vested options exercisable before August 27, 2018.

(5)   Includes 300,000 shares of common stock acquirable upon exercise of vested options exercisable before August 27, 2018

(6)   Includes 250,000 shares of common stock acquirable upon exercise of vested options exercisable before August 27, 2018.

(7)   Includes shares of common stock acquirable upon exercise of vested options exercisable described in footnotes (2) through (6), (9), (10) and (11).

(8)   RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. The total includes 2,637,260 shares of common stock, and 5,000,000 shares of common stock acquirable upon exercise of a convertible debenture before November 20, 2008. The 6% convertible debenture is for a principal amount of $1,000,000 convertible into 5,000,000 shares of common stock at $0.20 per share. On March 8, 2007, the shareholder exercised a Class A Warrant that had been issued with the convertible debenture to acquire 2,500,000 shares of common stock at $0.30 per share. The 6% convertible debenture and the Class A Warrant contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Goldrich to 9.99%. Shares totaling 34,979 and 28,767 were issued to the holder on December 31, 2007 and June 1, 2007, respectively, for 2007 interest under the terms of the convertible debenture. Shares totaling 60,164 were issued to the holder on June 1, 2008 for 2008 interest to that date.

(9)   Includes 50,000 shares of common stock acquirable upon exercise of options exercisable before May 1, 2016.

(10)   Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before March 29, 2016.

(11)   Mr. Atkinson in general partner and investment decision maker for Forza Partners, L.P. He holds 300,000 shares personally. The total includes 658,139 shares of common stock acquirable upon exercise of Class B warrants exercisable before February 24, 2009. Because of Mr. Atkinson's position as director and as general manager of Forza Partners, L.P. and Forza Partners II, L.P., which combined are greater than 5% shareholders, the shares beneficially owned by Mr. Atkinson are listed twice in the table.

(12)   Includes 3,600,000 shares of common stock and 750,000 shares of common stock acquirable upon exercise of Class C Warrants, which are exercisable before December 27, 2008. The warrants contain provisions that restrict exercise of the warrants if the holder's beneficial ownership would exceed 9.99% of the Company's common stock.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

ORGANIZATION WITHIN LAST FIVE YEARS

Director Independence

The Board has analyzed the independence of each director and nominee and has determined that the members of the Board listed below meet the requirements of applicable laws and the listing standards regarding "independence" of the NASDAQ. Each director is free of relationships that would interfere with the individual exercise of independent judgment. Based on these standards, the Board determined that each of the following non-employee directors, including nominated and continuing directors, is independent and has no relationship with the Company, except as a director and shareholder:

- Charles G. Bigelow

- James K. Duff

- Kenneth S. Eickerman

- James A. Fish

- William Orchow

- William V. Schara

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

During 2007, we engaged Sharp Executive Associates, Inc., a consulting firm owned by our Chief Financial Officer to assist the Company in its compliance with Rule 404 of the Sarbanes-Oxley Act of 2002, incurring a total expense of $20,662 to this related party. There were no related party transactions in the fiscal year ended December 31, 2006.

MATERIAL CHANGES

None.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not applicable.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended Articles of Incorporation provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Alaska Corporations Code Section 490, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The Amended Articles of Incorporation also authorize the board of directors to indemnify any other person who we have the power to indemnify under Alaska law, and indemnification for such a person may be greater or different from that provided in the Amended Articles of Incorporation.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for the Company by Guess & Rudd P.C.

EXPERTS

The financial statements of Little Squaw Gold Mining Company as of December 31, 2007 and 2006 and for the years then ended included in this prospectus and registration statement have been so included in reliance on the report of DeCoria, Maichel & Teague P.S., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The information contained in the report titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations", May 1, 2004 was prepared by Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska.

The information contained the report titled "Summary of Field Investigations 2004", December, 2004 was prepared by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska.

The information contained in the report titled "Structural and Lithological Features Observed From Air Photo Mosaic" was prepared by BlueMap Geomatics Ltd., of Vancouver British Columbia.

The information contained in the report titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005", January 2, 2006 was prepared by James C. Barker, a Certified Professional geologist licensed to practice in Alaska.

The information contained in the report titled "Little Squaw Creek Placer Gold Deposit Preliminary Evaluation", October 1, 2006 was prepared by Jeffery O. Keener, a Professional Geologist.

The information contained in the report titled "Chandalar Mining District, Annual Report of Findings for 2006", March 15, 2007 was prepared by James C. Barker, a Certified Professional geologist licensed to practice in Alaska.

The information contained in the report titled "Geology of the Chandalar Mining District, East Central Brooks Range, Northern Alaska", January 23, 2007 was prepared by Thomas K. Bundtzen, a Certified Professional geologist licensed to practice in Alaska.

The information contained in the report titled "Follow-up 2007 Geologic Mapping, Structural Analysis, and Evaluation of Gold Deposits in Chandalar Mining District, Northern Alaska", December 31, 2007 was prepared by Thomas K. Bundtzen, a Certified Professional geologist licensed to practice in Alaska.

The information contained in the report titled "Evaluation of the Chandalar Mining Property", May 5, 2008 was prepared by James C. Barker, a Certified Professional geologist licensed to practice in Alaska, Robert B. Murray, a Certified Professional geologist licensed to practice in Alaska,, and Jeffery O. Keener.

The information contained in the report titled "Scoping Evaluation of Surface Gold Placer Deposit – An Order of Magnitude Economic Evaluation – Measured and Indicated Resources" was prepared by Paul Marin, a Professional Mining Engineer licensed to practice in Nevada.

Copies of the above referenced reports are available upon written request Goldrich Mining Company, 3412 S. Lincoln Dr., Spokane, WA 99203, Attn: Richard Walters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

GLOSSARY OF TERMS

ADIT: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

AGGRADATIONAL PLACER: A placer deposit resulting from the up-building performed by a stream in order to establish or maintain uniformity of grade or slope. It involves the natural filling up of a bed of a water course at any point of weakening of the current, by deposition of detritus and valuable heavy minerals (gold). Fanlike graded plains are often formed by the continual shifting of the streams at the foot of a declivity. This can result in the deposition of an unusually thick sequence of heavy minerals of stacked streaks and disseminations throughout the entire thickness of the aggraded sedimentary section. Such placer deposits are potentially amenable to low cost bulk mining techniques.

ALLUVIUM: A general term for all detrital deposits that result from the operations of modern streams and rivers, including the sediments (gravel, sand and silt) laid down in stream and river beds, flood plains, lakes, fans at the foot of mountain slopes, and estuaries.

ALLUVIAL FAN: A cone-shaped deposit of alluvium made by a stream where it runs out onto a level plain meets a slower stream. The fans generally form where streams issue from mountains onto lowland. It is steepest near the mouth of the valley where its apex points upstream and it slopes gently and convexly outward with gradually decreasing gradient.

ALTERED ROCKS: Bedrock wherein the minerals constituting it have been wholly or partially converted to other minerals, commonly chlorite or sericite, by the action or cooking of hot gasses and water (hydrothermal fluids) rising from deep within the earth.

ASSAY: A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

ASSESSMENT WORK (ANNUAL LABOR): The annual work upon an unpatented mining claim on the federal public domain necessary under the United States law, or in the case of public state land of the laws of the individual states, for the maintenance of the possessory title thereto.

AUREOLES: A zone surrounding an igneous or quartz intrusion in which the character of the surrounding rock has been altered by heat and introduced hot liquids.

AURIFEROUS: Said of a substance or mineral-bearing deposit that contains gold.

BANK MEASURE (BANK CUBIC YARD: The measurement of material in place, such as gravel in a deposit before excavation. In placer work, values are normally reported as dollars and cents per cubic yard, and unless specified otherwise, this means a cubic yard in place, or bank measure. This is usually reported by the notation of "bcy".

BRECCIA: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BEDROCK PLACER: A generally thin section of gravels hosting a concentration or streak of heavy minerals oftentimes lying beneath less mineralized gravels and resting on solid rock (bedrock) beneath the gravel sequence. The concentrations or streaks are usually of irregular shape and tend to be discontinuously distributed. Relatively high cost selective mining techniques are generally employed.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DISSEMINATED ORE: Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DRIFT: A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

EXPLORATION: Work involved in searching for ore, usually by employing the science of geology and drilling or driving a drift.

EXPLORATION STAGE: A U.S. Security and Exchange Commission descriptive category applicable to public mining companies engaged in the search for mineral deposits and ore Reserves and which are not either in the mineral development or the ore production stage.

FINE GOLD: Pure gold, i.e., gold of 1000 fineness.

FINENESS: The portion of pure gold in bullion or in a natural alloy expressed in parts per thousand. Natural gold is not found in pure form; it contains varying proportions of silver, copper, and other substances. For example, a piece of natural gold containing 150 parts of silver and 50 parts of copper per thousand and the remainder pure gold would be 800 fine.

FERRICRETE: A soil zone more or less cemented by iron oxide.

FOOTWALL: The rock on the underside of a vein or ore structure.

FRACTURE: A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

GEOPHYSICAL SURVEY: Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRADE: The average assay of a ton (2,000 lbs) of ore, reflecting metal content.

GRAVEL: An unconsolidated deposit of pebbles, cobbles, or boulders that has been water washed and with at least somewhat rounded particles. Sand, silt and clay are usually mixed in too.

GRAVITY SEPARATION: The treatment of mineral particles which exploits the differences between their specific gravities in the recovery process.

HANGING WALL: The rock on the over side of a vein or ore structure.

HIGH GRADE: A subjective term said of rock containing a relatively high ore-mineral content, often in reference to possible ores that are of relatively high value compared to those of medium or low value from within the same mineral deposit or body of mineralization. High grade ores are those generally requiring selective mining methods. As used herein, the term is applied to rock that contains one ounce or more of gold per ton.

HYDROTHERMAL: Said of magmatic (molten rock) emanations high in water content and the rocks, mineral deposits, alteration products and springs produced by them.

INLIER CLAIMS: Mining claims of others that lie within, or are enclosed by, a block of many claims owned by another.

LODE: A mineral deposit consisting of a zone of veins, disseminations or breccias in consolidated rock, as opposed to placer deposits.

LOOSE CUBIC YARD: All placer mining reserves and resources are reported in bank cubic yards, but production and costs are reported in loose cubic yards. Loose cubic yards are calculated as the reserve plus the swell or void spaces. This is usually reported by the notation of "lcy".

LOW GRADE: A subjective term said of rock containing a relatively low ore-mineral content, often in reference to possible ores that are of relatively low value compared to those of medium or high value from within the same mineral deposit, or body of mineralization. Low grade ores are those often amenable to bulk mining methods. As used herein, the term is applied to rock that contains one tenth ounce or less of gold per ton.

MESOTHERMAL: Said of a mineral deposit formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids at considerable depth within the earth.

METAMORPHIC ROCKS: Rocks which have undergone a change in texture and composition as the result of heat and pressure from having been buried deep in the earth.

MILL: A processing plant that extracts and produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES: Identified resources of mineral-bearing rock from which the mineral can be extracted profitably with existing technology and under present economic conditions.

MINE: An underground or surface excavation for the extraction of mineral deposits.

MINERAL: A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form, and physical properties.

MINERAL RESERVE: The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into probable and proven categories. A probable reserve is the economically mineable part of an indicated (and in certain circumstances, measured) resource. A proven reserve is the economically mineable part of a measured resource.

MINERAL RESOURCE: A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is potentially possible.

MINERALIZED MATERIAL OR DEPOSIT: A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude current economic feasibility to extract it.

MINERALIZATION: The presence of economic minerals in a specific area or geological formation.

NATIVE GOLD (RAW GOLD): Metallic gold found naturally in that state. See fineness.

NUGGET: A water-worn piece of native gold. The term is restricted to relatively large sizes, not mere "colors" or minute particles. Fragments and lumps of vein gold are not called nuggets because the idea of alluvial origin is implicit. For use in this report, anything larger than 150 milligrams is considered a nugget, and its weight specially treated in reporting the drill sample results so as to mitigate its skewing effects on the values reported.

ORE: Material that can be mined and processed at a positive cash flow under current economic circumstances.

OUNCES OF GOLD PER TON (OZ AU/T): The quantity of Troy ounces of gold contained in a ton of 2,000 lbs (short ton).

PALEOCHANNEL: A remnant of a stream channel cut in older rock and filled with sediments of younger overlying rock; a buried stream channel.

PANNING: Washing gravel or other material in a miner's pan to recover gold or other heavy minerals. Gold is eighteen times heaver than water and rapidly concentrates in the bottom of the pan when the pan is agitated.

PARTS PER MILLION (PPM): A standard unit of measure for assays. One ppm = 0.0292 Troy ounces per ton (ton = 2,000 lbs)..

PATENTED MINING CLAIM: A mineral claim originally staked on land owned by in the United States Government, where all its associated mineral rights have been secured by the claimant from the U.S. Government in compliance with the laws and procedures relating to such claims, and title to the surface of the claim and the minerals beneath the surface have been transferred from the U.S. Government to the claimant. Annual mining claim assessment work is not required, and the claim is taxable real estate. Mining claims located on State of Alaska lands cannot be patented.

PAY HORIZON: Placer miner vernacular for the vertical section in a placer deposit containing significant, and possibly economic values.

PLACER & PLACER DEPOSIT: A mass of gravel, sand or similar material resulting from the crumbling and erosion of solid rocks and containing particles or nuggets of gold or other heavy minerals such as platinum or tin that have been derived from the rocks or veins. A placer is an area where gold or other heavy minerals are or can be obtained by washing sand or gravel. Placer deposits are formed by attrition by river or stream action of the lighter rocks leaving the relatively inert, tough, and heavy minerals in a concentrated layer, generally along the contact of the alluvial material with the underlying bedrock. The term PLACER applies to ancient gravels as well as to recent deposits and to underground (drifts mines) as well as to surface deposits.

PLACER MINING: That form of mining in which the surficial detritus is washed for gold or other valuable heavy minerals. There are deposits of detrital material containing gold which lie too deep to be profitably extracted by surface mining and which must be worked by drifting, or tunneling, beneath the overlying barren material.

PROSPECT: An area that is a potential site of mineral deposits, based on preliminary exploration. A prospect is distinct from am mine in that it is non-producing.

PROSPECTING: The search for outcrops or other surface expressions of mineral deposits with the objective of making a valuable discovery.

RECLAMATION: The restoration of a site to acceptable regulatory standards after mining or exploration activity is completed.

RECOVERY: The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES: That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.

RESOURCE: The calculated amount of material in a mineral deposit, based on limited drill information.

SEC INDUSTRY GUIDE 7: This is the United States' reporting standard for the mining industry for securities purposes. It is contained in a publication of the United States Security and Exchange Commission (SEC) known as Industry Guide 7, which summarizes requirements for disclosure by mining companies. It defines proven and probable Reserves using its own definitions, and prohibits the disclosure of quantitative estimates for all mineralization other than in those two Reserve categories. Similarly, it restricts disclosure of value of estimates to Reserves only, which the SEC policy generally requires to be on a historic cost accounting basis.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, known as faults, generally resulting from stress or pressure and producing such metamorphic structures as cleavage and schistosity.

STRIKE: The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

TAILINGS: Fine grained or ground up material rejected from a mill after more of the recoverable valuable minerals have been extracted. Can also mean the waste material resulting from placer mining.

TURBIDITE: A sedimentary rock deposited from a turbidity current, and characterized by graded bedding.

UNPATENTED MINING CLAIM: A mineral claim staked on federal, state or, in the case of severed mineral rights, private land to which a deed from the U.S. Government or other mineral title owner has not been received by the claimant. Unpatented claims give the claimant the exclusive right to explore for and to develop the underlying minerals and use the surface for such purpose. However, the claimant does not own title to either the minerals or the surface, and the claim is subject to annual assessment work requirements and the payment of annual rental fees which are established by the governing authority of the land on which the claim is located. The claim may or may not be subject to production royalties payable to that governing authority. Mining claims located on State of Alaska lands cannot be deeded to the claimant.

VEIN: A zone or belt of mineralized rock having a more or less regular constitution in length, width and depth, and lying within boundaries which clearly separates it from neighboring rock.

VEINLET: A tiny vein, stringer or filament of mineral (commonly quartz) traversing a rock mass of different material, and usually one of a number making a Lode.

.

PROSPECTUS

GOLDRICH MINING CORPORATION




1,457,499 Shares of Common Stock


October 23, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 – OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

	Amount
Securities and Exchange Commission Registration Fee	$ 34
Legal Fees and Expenses	$15,000
Accounting Fees and Expenses	$5,000
Printing and Engraving Expenses	$2,000
Miscellaneous Expenses	$1,000
Total	$ 23,034

ITEM 14 – INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our bylaws, we are required to indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Alaska Corporations Code, as now enacted or hereafter amended. Unless otherwise approved by our board of directors, we shall not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

Alaska law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to our company or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the Alaska Corporations Code (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors to our shareholders to the fullest extent permitted by the Alaska Corporations Code.

ITEM 15 – RECENT SALES OF UNREGISTERED SECURITIES

On April 8, 2008, we closed a private placement of 971,666 Units, at a price of $0.60 per unit, each unit consisting of one share of our common stock and one half of a two-year Class D warrant to purchase a share of common stock at an exercise price of $0.85 for each full share in the first year and $1.25 for each full share in the second year. We net proceeds of $582,987 in connection with the private placement. We granted registration rights to the investors.

At a meeting of shareholders on May 5, 2008, the shareholders approved the 2008 Equity Incentive Plan (the "2008 Plan"). The 2008 Plan authorizes the issuance of up to 5,400,000 shares of common stock which includes the 1,200,000 shares reserved for issuance under the Little Squaw Mining Company Restated 2003 Share Incentive Plan (the "Current Plan"), subject to adjustment. As in the Current Plan, the 2008 Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock or restricted stock units and stock appreciation rights.

On various dates in January and February 2007, we issued 90,000 shares of common stock as a result of exercise of 90,000 Class A warrants at $0.30 per common share, resulting in $27,000 proceeds received by us.

On various dates in January and February 2007, we issued 3,465,194 shares of common stock as a result of exercise of 3,465,194 Class B warrants at $0.35 per common share, resulting in $1,215,933 net proceeds received by us.

On March 8, 2007, we issued 2,500,000 shares of common stock as a result of exercise of 2,500,000 Class A warrants at $0.30 per common share, resulting in $750,000 proceeds received by us.

On March 8, 2007, we issued 400,000 shares of common stock as a result of exercise of 400,000 other warrants from a 2005 private placement at $0.35 per common share, resulting in $140,000 proceeds received by us.

On December 27, 2006, we closed a private placement of 3,012,002 Units, at a price of $1.00 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) share purchase warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of $1.50 per share during the two-year period commencing on the Closing Date. The registrant received gross proceeds of $3,012,002 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by us in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as the lead placement agent in syndication (the "Syndication") with Olympus Securities, LLC in connection with the private placement. The Syndication received a cash fee of 6% of the gross proceeds and an option to purchase Units equal to 5% (the "Purchase Option") of the number of Units sold for one-year, purchasable on the same terms as the Units issued to investors. Strata Securities, LLC received a cash fee of 5.81% and Olympus Securities, LLC received a cash fee of 0.19% of the gross proceeds. Additionally, the Syndication received an Agent Option to purchase, within one year of closing, up to 5% of the units sold in the private placement. The 5% Agent Option is exercisable at $1.00 per unit, each unit identical in composition in stock and Class C Warrant as the units sold in the placement. Of the 5% Agent Option, Strata Securities LLC received 4.88% and Olympus Securities, LLC received 0.12%.

On September 11, 2006, we issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 20, 2006, we issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by us.

On May 25, 2006, we issued 100,000 shares of common stock as a result of exercise of 100,000 warrants at $0.30 per common share, resulting in $30,000 proceeds received by us.

On May 22, 2006, we issued 200,000 shares of common stock to Wilbur G. Hallauer as a result of exercise of 200,000 warrants at $0.30 per common share, resulting in $60,000 proceeds received by us.

On February 24, 2006, we closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by our Board of Directors on February 13, 2006. Each Unit consisted of one share of our common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent for both tranches to 945,500.

On November 7, 2005, our Board of Directors approved an equity financing of up to $2,000,000 of our securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, we closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant us, at our option, the ability to force conversion of each whole Warrant if the market price of our common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

ITEM 16 – EXHIBITS

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a)   Exhibits

Exhibit Number	Description
3.1 (1)	Amendment to Articles of Incorporation of Little Squaw Gold Mining Company dated January 27, 2004
3.2(2)	Articles of Incorporation and Amendments through 1977
3.3(8)	Articles of Amendment to Articles of Incorporation of Little Squaw Gold Mining Company changing name of company to Goldrich Mining Company dated May 23, 2008
3.3(3)	Bylaws
5.1(8)	Opinion of Guess & Rudd P.C.
10.16(3)	Form of Subscription Agreement related to private placement of units (2006)
10.17(3)	Form of Class B Warrant
10.18(3)	Independent Contractor Agreement, dated as of March 1, 2006, between Little Squaw and Ted Sharp
10.19(4)	Oral agreement to extend Independent Contractor Agreement, Richard Walters
10.20(5)	Private Placement Agreement with Strata Partners dated October 13, 2006
10.21(5)	Form of Subscription Agreement related to private place of units (December 2006)
10.22(5)	Form of Class C Warrant Certificate
10.23(5)	40 Year Lease, Broken Hills West Mining
10.24(5)	Independent Contractor Agreement, dated as of January 1, 2007, between Little Squaw and Ted Sharp
10.25(6)	Oral agreement to extend Independent Contractor Agreement, Ted Sharp, CPA and Sharp Executive Associates, Inc.
10.26(6)	Oral agreement to extend Independent Contractor Agreement, Richard Walters
10.27(6)	Lease Agreement between subsidiary Minera LSG and Miguel Teran Para and spouse for Marisol property, dated November 30, 2007, original Spanish document
10.28(6)	Lease Agreement between subsidiary Minera LSG and Miguel Teran Para and spouse for Marisol property, dated November 30, 2007, English translation
10.29(6)	Unilateral Option Agreement between Minera LSG, Cesar Octavio Albelais Boido and spouse, and Jassany Margarita Albelais Valenzuela and spouse for Marisol mining concessions, dated November 13, 2007, original Spanish document
10.30(6)	Unilateral Option Agreement between Minera LSG, Cesar Octavio Albelais Boido and spouse, and Jassany Margarita Albelais Valenzuela and spouse for Marisol mining concessions, dated November 13, 2007, English translation
10.31(6)	Sarbanes- Oxley Consulting Engagement Letter with Sharp Executive Associates, Inc., dated March 13, 2007
10.32(6)	Consulting Agreement with Baron Group, LLC, dated November 26, 2007
10.33(6)	Termination Letter of Consulting Agreement with Baron Group, LLC, dated March 5, 2008
10.34(6)	Investor Relations Agreement with Coal Harbor Communications, Inc., dated November 19, 2007
10.35(7)	Goldrich Mining Company 2008 Equity Incentive Plan
23.1(8)	Consent of Robert Murray, a Registered Geologist, Kingegan Mining located in Eugene, Oregon
23.2(8)	Consent of James C. Barker, a Certified Professional Geologist
23.3(8)	Consent of James Turner, BlueMap Geomatics Ltd. located in Vancouver, British Columbia
23.4(8)	Consent of Jeffrey Keener, NordWand Enterprise, Fairbanks, Alaska
23.5(8)	Consent of Thomas K. Bundtzen, Pacific Rim Geological Consulting, Inc., Fairbanks, Alaska
23.6(8)	Consent of Gary Fitch, a Professional Geologist
23.7(8)	Consent of Paul Martin, a Registered Mining Engineer, Technical Report
23.8(8)	Consent of Paul Martin, a Registered Mining Engineer, Scoping Report
23.9	Consent of DeCoria, Maichel & Teague P.S.
23.10(8)	Consent of Guess & Rudd P.C. (included in Exhibit 5.1)
24.1(8)	Power of Attorney

(1) Incorporated by reference to Form 10KSB as filed March 29, 2004
(2) Incorporated by reference to Form SB-2 as filed December 30, 2005
(3) Incorporated by reference to Form SB-2/A as filed July 6, 2006
(4) Incorporated by reference to Form SB-2/A as filed August 7, 2006
(5) Incorporated by reference to Form SB-2 as filed February 26, 2007
(6) Incorporated by reference to Form 10-KSB as filed April 14, 2008
(7) Incorporated by reference to Form DEF14A as filed April 16, 2008
(8) Incorporated by reference to Form S-1 as filed August 7, 2008

ITEM 17 – UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and authorized registration statement to be signed on its behalf by the undersigned, in the city of Spokane, Washington on this 23rd day of October, 2008.

GOLDRICH MINING COMPANY

/s/ Richard R. Walters

By: Richard R. Walters
    President (Principal Executive Officer)

Date: October 23, 2008

GOLDRICH MINING COMPANY

/s/ Ted R. Sharp

By: Ted. R. Sharp
    Chief Financial Officer (Principal Financial and Accounting Officer)

Date: October 23, 2008

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities on the dates stated:

Date: October 23, 2008	*/s/ David S. Atkinson**
	David S. Atkinson, Director
Date: October 23, 2008	*/s/ Charles G. Bigelow**
	Charles G. Bigelow, Director
Date: October 23, 2008	*/s/ James K. Duff **
	James K. Duff, Director
Date: October 23, 2008	*/s/ Kenneth S. Eickerman**
	Kenneth S. Eickerman, Director
Date: October 23, 2008	*/s/ James A. Fish**
	James A. Fish, Director
Date: October 23, 2008	*/s/ William Orchow**
	William Orchow, Director
Date: October 23, 2008	*/s/ William V. Schara**
	William V. Schara , Director
Date: October 23, 2008	*/s/ Richard R. Walters*
	Richard R. Walters, Director

* Hereby executed by Richard R. Walters pursuant to Power of Attorney filed with the Commission on August 7, 2008 with the Registrant's Form S-1.